Form 10-K, Exhibit 13
period 1997-01-31
SHARPER IMAGE CORP
filed 1997-04-30
CIK 811696

Exhibit 13.1

Financial Highlights
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Fiscal Year Ended January 31,
                                                 -----------------------------------------------------------------------------------
Operating Results                                      1997                1996             1995            1994              1993

Revenues                                         $    210,245       $    204,184      $    188,535    $    147,441     $    149,995
Provision for loss on the closure of
         the SPA Collection division                   (8,000)              --                --              --               --
Earnings (loss) before income taxes                    (7,241)               739             6,139           2,939              598
Net earnings (loss)                                    (4,345)               444             3,683           1,763              359
Net earnings (loss) per share                    $      (0.53)      $       0.05      $       0.41    $       0.20     $       0.04

Balance Sheet Data

Working capital                                  $      9,429(1)    $     17,233      $     23,011    $     19,488     $     15,426
Total assets                                           78,804             70,456            64,036          55,095           53,739
Notes payable                                           4,245              3,355               838             987              648
Stockholders' equity                             $     28,449       $     32,758      $     32,792    $     29,868     $     28,025
Current ratio                                            1.22               1.56              1.85            1.94             1.75

Statistics

Number of stores at year end                               88(2)              82(2)             74              73               74
Comparable store sales                                   (2.1%)              3.3%             17.8%           (4.1%)            4.8%
Annualized net sales per selling square foot     $        817       $        850      $        832    $        726     $        796
Number of catalogs mailed                          37,695,000(3)      32,780,000(3)     31,522,000      25,879,000       23,413,000
Number of catalog orders                              470,000            536,000           426,000         252,000          248,000
Average revenue per order:
         Stores                                  $         97       $        106      $        102    $         95     $         89
         Catalog                                 $        138       $        122      $        116    $        120     $        112
Returns on average stockholder's equity                   N/A                1.4%             11.8%            6.1%             1.3%
Book value per share                             $       3.44       $       3.97      $       3.96    $       3.61     $       3.40
Weighted average number of shares outstanding       8,260,208          8,682,078         8,899,289       8,683,929        8,652,178


   Dollars are in thousands except Net earnings (loss) per share and Statistics.
(1)Includes $8,000 of accrued liabilities related to the closure of the SPA Collection division.
(2)Includes six and four SPA Collection stores at January 31, 1997 and 1996, respectively.
(3)Includes 2,900,000 of The Sharper Image HOME Collection(a) catalogs mailed for January 31, 1997. Excludes SPA Collection catalogs mailed for January 31, 1997 and 1996.

                                GRAPH GOES HERE

Management's Discussion and Analysis of
Results of Operations and Financial Condition
--------------------------------------------------------------------------------
Sharper Image Corporation

Results Of Operations                        Fiscal Year Ended January 31,
                                           1997           1996          1995
Percentage of Total Revenues          (Fiscal 1996) (Fiscal 1995)  (Fiscal 1994)
--------------------------------------------------------------------------------
Revenues:
         Net store sales                   71.0%         71.1%         71.7%
         Net catalog sales                 25.9          26.6          26.2
         Net wholesale sales                1.9           1.5           1.0
         List rental                        0.6           0.5           0.8
         Licensing                          0.6           0.3           0.3
                                           -----         -----         -----
Total Revenues                            100.0         100.0         100.0

Costs and Expenses:
         Cost of products                  51.8          50.3          51.1
         Buying and occupancy              11.4          10.5          10.4
         Advertising and promotion         12.2          15.5          11.3
         General, selling, and
         administrative                    24.1          23.5          23.8
         Provision for loss due
         to closure of SPA
         Collection division                3.8           --            --
                                           -----         -----         -----
Operating Income (Loss)                    (3.3)          0.2           3.4
Other Income (Expense)                     (0.2)          0.2          (0.1)
                                           -----         -----        -----
Earnings (Loss) Before
  Income Tax (Benefit)                     (3.5)          0.4           3.3
Income Tax (Benefit)                       (1.4)          0.2           1.3
                                           -----         -----         -----
Net Earnings (Loss)                        (2.1%)         0.2%          2.0%
                                           -----         -----         -----
Supplemental Pro Forma Data

   The following  supplemental  pro forma data is presented to assist the reader in understanding the impact of the closure of the SPA Collection division.
                                                          January 31, 1997                              January 31, 1996
                                               ---------------------------------------     ---------------------------------------
                                              Results excluding    SPA         Total       Results excluding    SPA        Total
Dollars in thousands                             SPA Division    Division      Company        SPA Division    Division     Company
---------------------                          ---------------------------------------     ---------------------------------------
Fiscal year

Revenues                                           $ 199,120    $  11,125     $ 210,245         $ 195,838    $   8,346     $ 204,184
Provision for loss due to closure of
         SPA Collection division                        --         (8,000)       (8,000)             --           --            --
Earnings (loss) from operations                        4,618      (11,546)       (6,928)            4,110       (3,750)          360
Net earnings (loss)                                $   2,664    $  (7,009)    $  (4,345)        $   2,771    $  (2,327)    $     444

Per share data:

Provision for loss due to closure of
         SPA Collection division, net
         of tax benefit                            $    --      $   (0.56)    $   (0.56)        $    --      $    --       $    --
Net earnings (loss) per share                      $    0.32    $   (0.85)    $   (0.53)        $    0.32    $   (0.27)    $    0.05

Fourth quarter

Revenues                                           $  85,045    $   5,145     $  90,190         $  75,908    $   3,481     $  79,389
Provision for loss due to closure of
         SPA Collection division                        --         (8,000)       (8,000)             --           --            --
Earnings (loss) from operations                        9,579       (8,528)        1,051             6,905       (1,309)        5,596
Net earnings (loss)                                $   5,732    $  (5,127)    $     605         $   4,166    $    (795)    $   3,371
Per share data:
Provision for loss due to closure of
         SPA Collection division, net
         of tax benefit                            $    --      $   (0.56)    $   (0.56)        $    --      $    --       $    --
Net earnings (loss) per share                      $    0.67    $   (0.60)    $    0.07         $    0.48    $   (0.09)    $    0.39

--------------------------------------------------------------------------------
Sharper Image Corporation


Revenues
                                               Fiscal Year Ended
                            ----------------------------------------------------
                                  Jan. 31,           Jan. 31,         Jan. 31,
                                   1997               1996             1995
Dollars in thousands          (Fiscal 1996)       (Fiscal 1995)    (Fiscal 1994)
--------------------------------------------------------------------------------
Net store sales                 $149,321            $ 145,095       $ 135,203
Net catalog sales                 54,420               54,160          49,462
Net wholesale sales                4,029                3,145           1,912
                                 -------              -------         -------
Total Net Sales                  207,770              202,400         186,577
List rental                        1,177                1,102           1,442
Licensing                          1,298                  682             516
                                 -------              -------         -------
Total Revenues                  $210,245             $204,184        $188,535
                                 -------              -------         -------

Net sales of $207,770,000 for fiscal 1996 increased $5,370,000, or 2.7%, from the prior fiscal year. Returns and allowances as a percentage of sales were 12.3% for fiscal 1996, compared to 12.2% for fiscal 1995. Net store sales increased $4,226,000, or 2.9%, comparable store sales decreased 2.1%, net catalog sales increased $260,000, or 0.5%, and net wholesale sales increased $884,000, or 28.1%.

During the first nine months of fiscal 1996, the Company's sales and operating results were negatively impacted by key factors ranging from key vendors missing delivery dates, to out-of-stock situations with key items, to higher catalog paper prices. These factors turned positive during the fourth quarter with key new products arriving as planned, increased inventory levels and savings on catalog paper prices.

The increase in net stores sales for fiscal 1996 was primarily attributable to the addition of eight new stores opened during the year, two of which were Sharper Image SPA stores. The increase in net store sales also reflected a 9.8% increase in total store transactions, partially offset by a decrease in average revenue per order from $106 to $97. Net sales per average selling square foot were $817 for fiscal 1996, compared to $850 in fiscal 1995, and $832 in fiscal 1994. Sharper Image stores' sales productivity compares favorably with the retail industry's specialty store (hard goods) average of $327 for fiscal 1995, $295 for fiscal 1994, and $253 for fiscal 1993 (statistical information for 1996 is not yet available). Although comparable store sales decreased by 11.5% for the first nine months of fiscal 1996, the excellent fourth quarter sales offset almost all of the decrease. Comparable store sales increased 5.9% for the fourth quarter, during which the Company generated approximately 43% of its revenues. Management believes the successful quarter was primarily fueled by the introduction of several key new products as well as better inventory in-stock position.

Net catalog sales were positively impacted by the test mailings of the Sharper Image HOME Collection catalog, an increase in average revenue per order from $122 to $138, and by the changes that were made during the fourth quarter, which included the new redesigned Sharper Image catalog and the advertising campaign in major consumer magazines and newspapers. This was partially offset by the decrease in net catalog sales related to the Sharper Image catalog, due primarily to the decrease in the number of pages circulated for the Sharper Image catalog.

Wholesale sales increased primarily due to the increase in the number of wholesale customers both in the U.S. and internationally.

Net sales of $202,400,000 for fiscal 1995 increased $15,823,000, or 8.5%, from the prior fiscal year. Returns and allowances as a percentage of sales were 12.2% for fiscal 1995, compared to 12.3% for fiscal 1994. Net store sales increased $9,892,000, or 7.3%, comparable store sales increased 3.3%, net catalog sales increased $4,698,000, or 9.5% and net wholesale sales increased $1,233,000, or 64.5%.

The increase in net store sales and comparable store sales in 1995 reflected a 5.4% increase in total store transactions and an increase in average revenue per order from $102 to $106. The increase in net store sales was partially attributable to the addition of ten new stores opened during the year, four of which were Sharper Image SPA test stores. The Sharper Image SPA store and catalog concept was designed to tap into the female consumers market, offering a product mix with a theme of "look better, feel better, live better."

The increase in net catalog sales in fiscal 1995 reflected a 4.2% increase in total catalog orders, an increase in average revenue per order from $116 to $122, and was primarily attributable to the sales related to the test mailings of the Sharper Image SPA catalogs, partially offset by a slight decrease in net catalog sales related to The Sharper Image Catalog.

The Company believes that the increase in the number of catalogs and catalog pages circulated for the Sharper Image catalog during the first half of fiscal 1995, as well as the higher demand for the Company's merchandise assortment, particularly the Company's proprietary and private label products, personal care products and fitness equipment, also contributed to the increase in net store sales and comparable store sales.

Wholesale sales increased primarily due to the increase in the number of wholesale customers both in the U.S. and internationally, and to the increase in the number of Sharper Image brand products offered to these wholesale customers.

The Company continually evaluates the profitability of each store location to determine whether or not to expand, remodel, relocate, or close stores.

For the purpose of determining comparable store sales, comparable stores are defined as those which were open during the entire comparable month of the previous year and are compared monthly for purposes of this analysis. Inflationary effects are not considered significant to the growth of sales.

--------------------------------------------------------------------------------
Sharper Image Corporation

Cost of Products

Cost of products increased $6,071,000, or 5.9% in fiscal 1996 from fiscal 1995. The increase was primarily related to increases in net sales and the higher cost of products related to the merchandise mix. The gross margin rate for fiscal 1996 was 47.6%, compared to 49.1% for fiscal 1995. The lower gross margin rate for fiscal 1996 as compared to fiscal 1995 is partially attributable to the changes in the Company's merchandise mix, which reflected an increase in sales of lower margin products, such as certain state-of-the-art electronic items and games and a decrease in sales of certain higher margin products, such as the Company's Sharper Image Design propriety products and fitness equipment.

Cost of products increased $6,415,000, or 6.7%, in fiscal 1995 from fiscal 1994. This increase primarily reflected the increase in cost of products related to increases in net sales. The gross margin rate for fiscal 1995 was 49.1%, compared to 48.2 % for fiscal 1994. The higher gross margin rate for fiscal 1995 as compared to fiscal 1994 primarily reflected the positive impact of the Company's merchandise mix during fiscal 1995, which included a number of high-margin proprietary products, private label and exclusive products, and improved margins on the balance of the merchandise mix.

The Company's gross margin rate fluctuates with the changes in its merchandise mix, which is affected by new items available in various categories. The variation in merchandise mix from category to category from year to year reflects the characteristic that the Company is individual product driven, as opposed to general lines of merchandise. It is impossible to predict future gross margin rates.

Buying and Occupancy

Buying and occupancy expenses increased $2,653,000, or 12.4%, in fiscal 1996 from fiscal 1995. The increase primarily reflected the occupancy costs associated with the eight new stores opened during fiscal 1996 and the annualized occupancy cost of the ten new stores opened in fiscal 1995, which was partially offset by the elimination of the occupancy costs of the two stores closed during fiscal 1996.

Buying and occupancy expenses increased $1,763,000, or 9.0%, in fiscal 1995 from fiscal 1994. The increase primarily reflected the occupancy costs associated with the ten new stores opened during fiscal 1995, and partially to the increase in store rents due to the expiration of certain negotiated rent concessions.

Advertising and Promotion

Advertising and promotion expenses for fiscal 1996 decreased $5,974,000, or 18.8%, from fiscal 1995. The decrease in advertising and promotion expense was primarily due to a 25% decrease in the number of catalog pages circulated for the Sharper Image catalog, the decrease in the number of pages and the number of catalogs mailed for the SPA Collection catalog, and lower paper prices since July 1996. The decrease in advertising and promotion expense was partially offset by a 3% increase in the number of Sharper Image catalogs circulated, the costs incurred for the redesign of The Sharper Image catalog which was launched in October 1996, the advertising campaign initiated during the fourth quarter in major consumer magazines and newspapers designed to attract new customers, and the test mailings of The Sharper Image Home Collection. The Company began to receive rate decreases in paper costs during the second quarter of fiscal 1996, which has had a favorable impact on costs for fiscal 1996 as compared to fiscal 1995.

Advertising and promotion expenses for fiscal 1995 increased $10,317,000, or 48.2%, from fiscal 1994. The increase in advertising and promotion expense was primarily due to higher catalog costs related to the significant increases in paper costs and partially due to a postage rate increase in January 1995. The increases in paper and postage costs had a significant effect on the Company. The Company estimates that about $5.2 million (on a pre-tax basis) of the increase in advertising and promotion expense was attributable to these higher costs. Another significant factor for the increase in advertising and promotion expense was the costs related to the test mailings of the Sharper Image SPA catalogs. The higher catalog costs also reflect the increase of approximately 4% in the circulation and 7% in the number of pages mailed for The Sharper Image(R) Catalog. These higher catalog costs were partially offset by the Company's efforts to reduce these expenses, which included the trimming of the catalog dimensions by fractions of an inch, and the use of a lighter weight of paper.

While The Sharper Image(R) Catalog serves as the primary source of advertising for its retail stores and mail order business, the Company continually evaluates its advertising strategies to maximize the effectiveness of its advertising programs.

--------------------------------------------------------------------------------
Sharper Image Corporation

General, Selling, and Administrative

General, selling, and administrative (GS&A) expenses for fiscal 1996 increased $2,599,000, or 5.4%, from fiscal 1995, primarily due to increases in overall selling expenses related to the increase in net sales, the increase in store expenses associated with the eight new stores opened during fiscal 1996, an increase in corporate personnel expenses to support the additional stores, and the development of new retail concepts. Also contributing to the increase in GS&A expenses was an increase in net delivery expense related to mail-order shipments.

GS&A expenses for fiscal 1995 increased $3,284,000, or 7.3% from fiscal 1994, primarily due to increases in overall selling expenses related to the increase in net sales. The increase in GS&A expenses also included increases in personnel costs to support the higher sales volume, an increase in store expenses related to ten new stores opened during fiscal 1995, and an increase in net delivery expense related to the increase in mail-order sales.

Provision for Loss Due to Closure of SPA Collection Division

The Company critically evaluates the results and long-term potential of its current and test business concepts in order to determine which will generate the greatest return on its investments. As part of this process, the Company decided to close the unprofitable SPA Collection division. As a result of the closure of the SPA Collection division during the fourth quarter of fiscal 1996, the Company incurred a one-time charge of $8,000,000 ($4,800,000 net of the tax benefit, or 56 cents loss per share), which contributed to the Company's net loss of 53 cents per share for the fiscal year ended January 31, 1997. The Company estimates that the phase-out period will take six to twelve months.

Other Income (Expense)

Other income (expense) for fiscal 1996 decreased $692,000 from fiscal 1995. The decrease in other income (expense) is primarily due to an increase in interest expense related to borrowings on the Company's credit facility, and a decrease in interest income from available cash.

Other income (expense) for fiscal 1995 increased $730,000 from fiscal 1994. The increase in other income (expense) is primarily due to a decrease in interest expense, an increase in interest income from available cash, and the commissions earned from The Sharper Image(R) affinity credit card.

Income Taxes

The effective tax rate for fiscal 1996 and fiscal 1995 was 40.0%. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered, other than changes in the tax law or rates.

Liquidity and Capital Resources

At January 31, 1997, the Company had cash and equivalents of $10,873,000, a decrease of $1,603,000, as compared to $12,476,000 at January 31, 1996. During fiscal 1996, the Company met its short-term liquidity needs and its capital requirements with available cash, cash flow provided by operations, trade credit, and the revolving and term loans. The decrease in cash was primarily due to the property and equipment expenditures related to new and remodeled stores. At January 31, 1997, the Company had no amounts outstanding on its revolving loan credit facility. There was $1,833,000 of CAPEX Term Loans outstanding which was included in notes payable. The highest amount of direct borrowings under the revolving loan credit facility during fiscal 1996 was $11,711,000, compared with $11,000,000 in fiscal 1995. Letters of credit commitments outstanding at January 31, 1997 were $1,285,000.

In September 1994, the Company entered into a five-year revolving secured credit facility with The CIT Group/Business Credit, Inc. The credit facility allows the Company to borrow and issue letters of credit up to $20,000,000 based upon inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under the credit facility bear interest at either prime plus 0.75% per annum, or LIBOR plus 2.75% per annum. The credit facility contains certain financial covenants pertaining to fixed-charge coverage ratio, leverage ratio, working capital and net worth. The credit facility has limitations on operating leases, other borrowings, dividend payments and stock repurchases.

In May 1996, an amendment to the credit facility was completed with CIT to provide for term loans for capital expenditures ("CAPEX Term Loans") up to an aggregate amount of $4.5 million. As a result of the amendment, the total credit facility was increased from $20.0 million to $24.5 million and the expiration has been extended for an additional two years to September 2001. The CAPEX Term Loans allow the Company to borrow amounts for capital improvements. Amounts borrowed under the CAPEX Term Loans bear interest at either prime plus 1% per annum, or at LIBOR plus 3% per annum. Each CAPEX Term Loan is to be repaid in 36 equal monthly principal installments. Certain financial covenants of the credit facility were revised in the amendment.

--------------------------------------------------------------------------------
Sharper Image Corporation

Liquidity and Capital Resources (continued)

Subsequent to January 31, 1997, two amendments to the credit facility were completed with CIT to amend certain financial covenants and to provide additional seasonal borrowings during 1997. The credit facility has been increased to $29.5 million for the period from October 1, 1997 through December 31, 1997. CIT also provided the Company a waiver for non-compliance of the working capital and the fixed charge ratio covenants for the period ended January 31, 1997. The non-compliance occurred as a result of the closure of the SPA Collection division.

Notes payable included two mortgage loans collateralized by certain property and equipment. In connection with the expansion of the Company's distribution center which was completed in October 1995, the Company refinanced the mortgage loan collateralized by the distribution center and paid off the existing mortgage. The new note in the amount of $3 million was funded in December 1995, bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. The other note bears interest at a variable rate equal to the rate on 30-Day commercial paper plus 3.82%, provides for monthly payments of principal and interest in the amount of $14,320, and matures in January 2000. Notes payable also included a CIT funded CAPEX Term Loan which bears interest at a variable rate equal to the prime rate plus 1%, provides for monthly principal payment of $55,555 plus the related interest payment, and matures in October 1999.

The Company's merchandise inventory at January 31, 1997 was approximately 12.6% higher than the prior fiscal year. The increase in inventory reflected the incremental amounts for the support of eight new stores opened during 1996.

The Company leases all of its offices, stores, and seasonal warehouse space. The Company opened six Sharper Image stores located in Chestnut Hill, Massachusetts; Edina, Minnesota; Raleigh, North Carolina; Garden City, New York; Paramus, New Jersey; and Naples, Florida. Two Sharper Image SPA Collection stores were also opened. The Company remodeled five Sharper Image stores located in Redondo Beach and San Diego, California; Chicago, Illinois; Boca Raton, Florida; and San Antonio, Texas, and closed two stores located in Minneapolis, Minnesota, and Lahaina, Maui, Hawaii.

The Company is currently evaluating its plan to open one to three new Sharper Image stores and convert certain of the SPA Collection stores to Sharper Image stores during fiscal 1997. Total capital expenditures estimated for new and existing stores, corporate headquarters and the distribution center for fiscal 1997 are between $4.0 million and $6.0 million.

Seasonality

The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the Christmas season. The secondary peak period for the Company is June, reflecting the gifting for Father's Day and graduations. A substantial portion of the Company's total revenues and all or most of the Company's net earnings occur in the fourth quarter ending January 31. The Company generally experiences lower revenues and earnings during the other quarters and, as is typical in the retail industry, has incurred and may continue to incur losses in these quarters. The results of operations for these interim periods are not necessarily indicative of the results for the full fiscal year.

Uncertainties and Risk

The foregoing discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto included with this report. The foregoing discussion contains certain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, risks of changing market condition in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by the Company, the success of the Company's advertising and merchandising strategy, availability of products , and other factors detailed from time to time in the Company's annual and other reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligations to publicly release any revisions to these forward-looking statement or reflect events or circumstances after the date hereof.

Independent Auditors' Report
--------------------------------------------------------------------------------
Sharper Image Corporation


Board of Directors
Sharper Image Corporation
San Francisco, California

We have audited the accompanying balance sheets of Sharper Image Corporation as of January 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sharper Image Corporation as of January 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

San Francisco, California
March 28, 1997

Statements of Operations
------------------------------------------------------------------------------------------------------
Sharper Image Corporation

                                                                       Fiscal Year Ended
                                                                           January 31,
                                                               ---------------------------------------
Dollars in thousands except per share amounts                    1997           1996           1995
------------------------------------------------------------------------------------------------------
Revenues:
         Sales                                              $   236,844    $   230,410    $   212,785
         Less: returns and allowances                            29,074         28,010         26,208
                                                            -----------    -----------    -----------
         Net Sales                                              207,770        202,400        186,577
         List rental                                              1,177          1,102          1,442
         Licensing                                                1,298            682            516
                                                            -----------    -----------    -----------
                                                                210,245        204,184        188,535
                                                            -----------    -----------    -----------

Costs and Expenses:
         Costs of products                                      108,799        102,728         96,313
         Buying and occupancy                                    23,967         21,314         19,551
         Advertising and promotion                               25,736         31,710         21,393
         General, selling, and administrative                    50,671         48,072         44,788
         Provision for loss due to closure of SPA
                  Collection division                             8,000           --             --
                                                            -----------    -----------    -----------
                                                                217,173        203,824        182,045
                                                            -----------    -----------    -----------
Other Income (Expense):
         Interest income (expense)--net                            (391)           220           (164)
         Other--net                                                  78            159           (187)
                                                            -----------    -----------    -----------
                                                                   (313)           379           (351)
                                                            -----------    -----------    -----------
Earnings (Loss) before Income Tax (Benefit)                      (7,241)           739          6,139
Income Tax (Benefit)                                             (2,896)           295          2,456
                                                            -----------    -----------    -----------
Net Earnings (Loss)                                         $    (4,345)   $       444    $     3,683
                                                            -----------    -----------    -----------
Net Earnings (Loss) Per Share                               $     (0.53)   $      0.05    $      0.41
                                                            -----------    -----------    -----------
Weighted Average Number of Shares                             8,260,208      8,682,078      8,899,289
                                                            -----------    -----------    -----------

                                         See Notes to Financial Statements

Balance Sheets
--------------------------------------------------------------------------------
Sharper Image Corporation


                                                         January 31,
                                                      ----------------
Dollars in thousands except per share amounts        1997           1996
--------------------------------------------------------------------------------
Assets

Current Assets:
         Cash and equivalents                     $ 10,873        $ 12,476
         Accounts receivable, net
           of allowance for doubtful
           accounts of $505 and $461                 5,915           4,436
         Merchandise inventories                    27,365          24,313
         Deferred catalog costs                      3,713           4,135
         Prepaid expenses and other                  4,495           2,576
                                                  --------       ---------
Total Current Assets                                52,361          47,936
Property and Equipment, Net                         23,012          20,726
Deferred Taxes and Other Assets                      3,431           1,794
                                                  --------       ---------
         Total Assets                             $ 78,804       $  70,456
                                                  --------       ---------

Liabilities and Stockholders' Equity

Current Liabilities:
         Accounts payable                         $ 17,025       $ 13,994
         Accrued expenses                           19,628         11,230
         Deferred revenue                            5,045          4,893
         Income taxes payable                          307            363
         Current portion of notes payable              927            223
                                                  --------       ---------
Total Current Liabilities                           42,932         30,703
Notes Payable                                        4,245          3,355
Other Liabilities                                    3,178          3,640
                                                  --------       ---------
Total Liabilities                                   50,355         37,698

Stockholders' Equity:
         Preferred stock, $0.01 par value:
           Authorized,  3,000,000  shares:
           Issued and outstanding,  none
         Common stock, $0.01 par value:
           Authorized, 25,000,000 shares:
           Issued and outstanding,
           8,266,940 and 8,250,980 shares               83             82
         Additional paid-in capital                  9,590          9,555
         Retained earnings                          18,776         23,121
                                                  --------       ---------
Total Stockholders' Equity                          28,449         32,758
                                                  --------       ---------
         Total Liabilities and
         Stockholders' Equity                     $ 78,804       $ 70,456
                                                  --------       ---------

                       See Notes to Financial Statements.

Statements of Stockholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
Sharper Image Corporation

                                                                                      Additional
                                                       Common             Stock          Paid-in         Retained
Dollars in thousands                                   Shares            Amount          Capital          Earnings           Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1994                           8,282,370       $       83       $   10,791       $   18,994       $   29,868
Issuance of
         common stock  for
         stock options and warrant
         (including tax benefit)                        470,070                5            1,773                             1,778
Repurchase of
         common stock                                  (469,300)              (5)          (2,532)                           (2,537)
Net earnings                                                                                                 3,683            3,683
                                                     ----------       ----------       ----------       ----------       ----------
Balance at January 31, 1995                           8,283,140               83           10,032           22,677           32,792
Issuance of
         common stock
         for stock options                               62,640                1              127                               128
Repurchase of
         common stock                                   (94,800)              (2)            (604)                             (606)
Net earnings                                                                                                   444              444
                                                     ----------       ----------       ----------       ----------       ----------
Balance at January 31, 1996                           8,250,980               82            9,555           23,121           32,758
Issuance of
         common stock
         for stock options                               15,960                1               35                                36
Net loss                                                                                                    (4,345)          (4,345)
                                                     ----------       ----------       ----------       ----------       ----------
Balance at January 31, 1997                           8,266,940       $       83       $    9,590       $   18,776       $   28,449
                                                     ----------       ----------       ----------       ----------       ----------

                                                 See Notes to Financial Statements.

Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
Sharper Image Corporation

                                                                                                    Fiscal Year
                                                                                                   Ended January 31,
                                                                                  --------------------------------------------------
Dollars in thousands                                                                   1997                 1996              1995
------------------------------------------------------------------------------------------------------------------------------------
Cash was Provided by (Used for) Operating Activities:

   Net earnings (loss)                                                              $ (4,345)            $    444          $  3,683
   Adjustments to reconcile net earnings (loss) to net cash
      provided by operations:
      Depreciation and amortization                                                    4,195                3,461             3,269
      Deferred rent expense                                                              142                   69                (3)
      Deferred income taxes                                                           (3,188)                (127)              (63)
   Change in operating assets and liabilities:
      Accounts receivable                                                             (1,479)              (1,202)              581
      Merchandise inventories                                                         (3,052)                (758)            1,806
      Deferred catalog costs, prepaid expenses and other                                  54               (2,018)             (743)
      Accounts payable and accrued expenses                                           11,429(1)             4,141             4,953
      Deferred revenue and other liabilities                                            (508)                (347)            1,235
                                                                                    --------             --------          --------
   Cash Provided by Operating Activities                                               3,248                3,663            14,718
                                                                                    --------             --------          --------
   Cash was Provided by (Used for) Investing Activities:
      Property and equipment expenditures                                             (6,579)             (11,507)           (2,655)
      Disposals of equipment                                                              98                   14               191
                                                                                    --------             --------          --------
Cash Used for Investing Activities                                                    (6,481)             (11,493)           (2,464)
                                                                                    --------             --------          --------
Cash was Provided by (Used for) Financing Activities:
   Issuance of common stock for stock options and warrant                                 36                  128             1,778
   Repurchase of common stock                                                           --                   (606)           (2,537)
   Proceeds from notes payable and revolving loan                                     25,665               14,000             2,000
   Principal payments on notes payable and revolving loan                            (24,071)             (11,409)           (2,168)
                                                                                    --------             --------          --------
Cash Provided by (Used for) Financing Activities                                       1,630                2,113              (927)
                                                                                    --------             --------          --------

Net Increase (Decrease) in Cash and Equivalents                                       (1,603)              (5,717)           11,327
Cash and Equivalents at Beginning of Period                                           12,476               18,193             6,866
                                                                                    --------             --------          --------
Cash and Equivalents at End of Period                                               $ 10,873             $ 12,476          $ 18,193
                                                                                    --------             --------          --------

Supplemental Disclosure of Cash Paid for:
   Interest                                                                         $    700             $    312          $    288
   Income Taxes                                                                     $    459             $  1,971          $  1,008

(1)Includes $8,000 of accrued liabilities related to the closure of the SPA Collection division.

                       See Notes to Financial Statements.

                                       20

Notes to Financial Statements
--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1997, 1996, and 1995

Note A--Summary of Significant Accounting Policies

The Company is a leading specialty retailer which introduces and sells quality, innovative, and entertaining products. These products are sold through its retail stores, catalogs, and other marketing channels throughout the United States. The Company also has stores and catalog operations internationally through licensees. Additional revenue is derived from rental of the Company's mailing list and from licensing activities relating to the Company's trade name.

Revenue Recognition: Catalog sales are recorded when merchandise is shipped. Deferred revenue represents merchandise certificates outstanding and unfilled cash orders at the end of the fiscal period. Mailing list rental revenue is recognized when the list is fulfilled.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The carrying value of cash, accounts receivable, and accounts payable approximates the estimated fair value.

Merchandise Inventories: Merchandise inventories are stated at lower of cost (first-in, first-out method) or market.

Cash and Equivalents: Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

Deferred Catalog and Advertising Costs: Direct costs incurred for the production and distribution of catalogs are capitalized. Capitalized catalog costs are amortized, once the catalog is mailed, over the expected sales period which is generally three months. Other advertising costs are expensed as incurred and amounted to $5,306,000, $3,807,000, and $3,019,000, for the fiscal years ended January 31, 1997, 1996, and 1995.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to ten years for office furniture and equipment, and transportation equipment, and 40 years for the building. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the applicable lease which ranges from 7 to 18 years.

Income Taxes: Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events then known to management that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to managment are considered other than changes in the tax law or rates.

Stock-Based Compensation: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

Earnings Per Share: Earnings per share are based on weighted average common shares outstanding which include common stock equivalents (stock options and stock warrant).

Reclassification: Certain reclassifications have been made to prior years' financial statements in order to conform with the classifications of January 31, 1997 financial statements.

New Accounting Standards: In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." SFAS No.128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities. The pro forma effect assuming adoption of SFAS No. 128 at the beginning of each period is presented below:

                                         Fiscal Year Ended January 31,
                                         -----------------------------
                                         1997        1996         1995
                                         ----        ----         ----
Pro forma Earnings (Loss)
Per Share:
Basic                                  $(0.53)       $0.05       $0.44
Diluted                                $(0.51)       $0.05       $0.41

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1997, 1996, and 1995

Note B--Property and Equipment

Property and equipment is summarized as follows:

                                                              January 31,
                                                         -----------------------
Dollars in thousands                                      1997            1996
--------------------------------------------------------------------------------
Leasehold improvements                                   $24,341         $22,542
Office furniture and equipment                            26,839          23,264
Transportation                                             2,422           2,266
Land                                                          53              53
Building                                                   2,874           2,873
                                                         -------         -------
                                                          56,529          50,998
Less accumulated depreciation
         and amortization                                 33,517          30,272
                                                         -------         -------
                                                         $23,012         $20,726
                                                         -------         -------

Note C--Other Assets

In May 1995, the Company entered into an agreement under which the Company will advance the premiums on a split-Dollar life insurance policy for its Chairman of the Board, Founder, and Chief Executive Officer. The Company has an interest in the insurance benefits equal to the amount of the premiums advanced. The amount receivable for premiums advanced as of January 31, 1997 and 1996 was $392,000 and $196,000.

Note D--Revolving Loan and Notes Payable

In September 1994, the Company entered into a five-year revolving secured credit facility with The CIT Group/Business Credit, Inc. The credit facility allows the Company to borrow and issue letters of credit up to $20,000,000 based upon inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under the credit facility bear interest at either prime plus 0.75% per annum, or at LIBOR plus 2.75% per annum. The credit facility contains certain financial covenants pertaining to fixed charge coverage ratio, leverage ratio, working capital and net worth. The credit facility has limitations on operating leases, other borrowings, dividend payments and stock repurchases.

In May 1996, an amendment to the credit facility was completed with CIT to provide for term loans for capital expenditures ("CAPEX Term Loans") up to an aggregate amount of $4.5 million. As a result of the amendment, the total credit facility was increased from $20.0 million to $24.5 million and the expiration has been extended for an additional two years to September 2001. The CAPEX Term Loans allow the Company to borrow amounts for capital improvements. Amounts borrowed under the CAPEX Term Loans bear interest at either prime plus 1% per annum, or at LIBOR plus 3% per annum. Each CAPEX Term Loan is to be repaid in 36 equal monthly principal installments. Certain financial covenants of the credit facility were revised in the amendment.

Subsequent to January 31, 1997, two amendments to the credit facility were completed with CIT to amend certain financial covenants and to provide additional seasonal borrowings during 1997. The credit facility has been increased to $29.5 million for the period from October 1, 1997 through December 31, 1997. CIT also provided the Company a waiver for non-compliance of the working capital and the fixed charge ratio covenants for the period ended January 31, 1997. The non-compliance occurred as a result of the closure of the SPA collection division.

At January 31, 1997 and 1996, the Company had no amounts outstanding on its revolving loan credit facility. Letters of credit commitments as of January 31, 1997 were $1,285,000.

Notes payable included two mortgage loans collateralized by certain property and equipment. In connection with the expansion of the Company's distribution center which was completed in October 1995, the Company refinanced the mortgage loan collateralized by the distribution center and paid off the existing mortgage (Note G). The new note in the amount of $3 million was funded in December 1995, bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. The other note bears interest at a variable rate equal to the rate on 30-Day commercial paper plus 3.82%, provides for monthly payments of principal and interest in the amount of $14,320, and matures in January 2000. Notes payable also included a CAPEX Term Loan which bears interest at a variable rate equal to the prime rate plus 1%, provides for monthly principal payments of $55,555 plus the related interest payment, and matures in October 1999. The respective balance of each note payable is $2,887,000, $452,000 and $1,833,000. Future minimum principal payments on notes payable are as follows:

Dollars in thousands
-------------------------------------------------------------
Year ending January 31,
1998                                                $    927
1999                                                     946
2000                                                     787
2001                                                     147
2002                                                     160
Later years                                            2,205
                                                      ------
Total notes payable                                   $5,172
                                                      ------

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1997, 1996, and 1995

Note E--Income Taxes

                                                       January 31,
                                        ----------------------------------------
Dollars in thousands                       1997            1996           1995
--------------------------------------------------------------------------------
Currently payable:
         Federal                        $   248         $   359         $ 2,144
         State                               44              63             375
                                        -------         -------         -------
                                            292             422           2,519
Deferred:
         Federal                         (2,710)           (107)            (54)
         State                             (478)            (20)             (9)
                                        -------         -------         -------
                                         (3,188)           (127)            (63)
                                        -------         -------         -------
                                        $(2,896)        $   295         $ 2,456
                                        -------         -------         -------


The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                                                    January 31,
                                   ---------------------------------------------
                                      1997            1996            1995
--------------------------------------------------------------------------------
Federal tax rate                      34.0%           34.0%           34.0%
State income tax,
less federal benefit                   6.0             6.0             6.0
                                     -------         -------         -------
Effective tax rate                    40.0%           40.0%           40.0%
                                     -------         -------         -------

Deferred taxes result from differences in the recognition of expense for income tax and financial reporting purposes. Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

                                                     January 31,
                                   ---------------------------------------------
Dollars in thousands                          1997                1996
--------------------------------------------------------------------------------
Current:
         Nondeductible reserves          $   4,457           $   2,844
         Deferred catalog costs             (1,485)             (1,654)
         State taxes                          (551)               (522)
         Valuation allowance                   --                   --
                                          --------            --------
Current--net                                 2,421                 668
                                          --------            --------
Noncurrent:
         Deferred rent                       1,566               1,251
         Depreciation                        2,512               1,248
         Deductible software costs            (924)               (800)
         Other--net                           (168)               (148)
         Valuation allowance                   --                  --
                                          --------            --------
Noncurrent--net                              2,986               1,551
                                          --------            --------
Total                                     $  5,407            $  2,219
                                          --------            --------

Note F--Leases

The Company leases its offices, retail facilities, and equipment under operating leases for terms expiring at various dates through 2008. Under the terms of certain of the leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The aggregate minimum annual lease payments under leases in effect at January 31, 1997, are as follows:

Dollars in thousands
--------------------------------------------------------------------------------
Year ending January 31,
1998                                                 $ 14,002
1999                                                   13,977
2000                                                   13,659
2001                                                   12,181
2002                                                    8,120
Later years                                            28,276
                                                     --------
Total minimum lease commitments                      $ 90,215
                                                     --------

Many of the Company's leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company has recognized the related rental expense on a straight-line basis and has recorded the difference between the expense charged to income and amounts payable under the leases as deferred rent which is included in Other Liabilities.

Some store leases contain renewal options for periods ranging up to five years. Most leases also provide for payment of operating expenses, real estate taxes, and for additional rent based on a percentage of sales.

Net rental expense for all operating leases was as follows:

                                              Fiscal Year Ended
                                                 January 31,
                                    -----------------------------------
Dollars in thousands                    1997         1996        1995
--------------------------------------------------------------------------------
Minimum rentals                     $ 13,259      $ 11,917     $ 11,094
Percentage rentals and
other charges                          5,546         5,093        4,540
                                    --------      --------     --------
                                    $ 18,805      $ 17,010     $ 15,634
                                    --------      --------     --------

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1997, 1996, and 1995

Note G--Related Party Transactions

In October 1993, the Company refinanced one of its existing mortgage loans with a loan of $300,000 from a minority stockholder and director of the Company. This loan balance of $256,000 was paid in full in December 1995.

In 1993, the Company acquired the rights to manufacture certain products along with related tooling and equipment from a former director of the Company. The agreement provided for ongoing manufacturing assistance with payments based on sales of certain products. Under the agreement, the Company paid $640,000 for the fiscal year ended January 31, 1995. In October 1994, the Company negotiated for the early settlement of all amounts and obligations due under this agreement, and no further payments are required.

Note H--Stockholders' Equity

Under the Company's stock repurchase program, the Company is authorized by its Board of Directors to repurchase up to $1,600,000 of common stock. The Company did not repurchase any shares during fiscal 1996. During fiscal 1995 and fiscal 1994, the Company repurchased 94,800 shares for $606,000 and 56,300 shares for $378,000 under this stock repurchase program. Through January 31, 1997, the Company has repurchased a total of 151,100 shares at an average price of $6.54 per share.

In November 1994, ING Capital, a former lender, exercised its rights to purchase 413,000 shares of the Company's common stock under a warrant agreement at $2.80 per share, which represented the fair market value of the Company's stock at the date of the warrant issuance, plus an amount equal to 15% of the excess of the current market value of the Company's stock at the time of exercise over $5.00 per share. Under a separate resolution, the Board approved the repurchase of the outstanding shares owned by ING Capital. The net cash expended by the Company as a result of the exercise of the warrant and the subsequent repurchase of the shares was $1,000,000.

Under the Company's 1985 Stock Option Plan, as amended, non-qualified options to purchase common stock are granted to officers, key employees and consultants. Options generally vest over a four to six year period from the date of the grant and are priced at 100% of the fair market value at the date of the grant. During 1995, with stockholders' approval, the Company amended the 1985 Stock Option Plan to increase the number of shares of its common stock reserved for the issuance of additional stock options by 750,000 shares, limit the maximum number of shares any one individual may be granted per fiscal year, expand the eligibility provisions to allow individuals owning more than 25% of the Company's common stock to receive stock options and render the non-employee members of the Board ineligible to receive stock option grants under this plan.

In 1995, the Company also implemented the 1994 Non-Employee Directors Stock Option Plan, as approved by stockholders, to allow for stock option grants of common stock to the non-employee members of the Board of Directors. Options will be immediately exercisable, vest over one year of Board service from the date of the grant, and are priced at 100% of the fair market value at the date of the grant. Any shares purchased under the option will be subject to repurchase by the Company upon the optionee's cessation of Board service prior to vesting.

At January 31, 1997, the Company had reserved 636,420 shares and 33,000 shares, under the 1985 Stock Option Plan and the 1994 Non-Employee Directors Stock Option Plan, respectively, for the granting of additional stock options.

Additional Stock Plan Information

As discussed in Note A, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", requires the disclosure of pro forma net earnings
(loss) and earnings (loss) per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life five years from date of grant; stock volatility, 45% in fiscal 1996 and fiscal 1995; risk free interest rates, 6.21% in fiscal 1996 and 6.23% in fiscal 1995; and no dividends during the expected term.

The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1996 and fiscal 1995 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings (loss) would have been $(4,576,000) ($0.55 loss per share) in fiscal 1996 and $317,000 ($0.04 earnings per share) in fiscal 1995. However, the impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1996 and fiscal 1995 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all future applicable stock options.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1997, 1996, and 1995

Note H--Stockholders' Equity (continued)

The following table reflects the activity under these plans:

                                                                   Weighted
                                                   Number of       Average
                                                    Options     Exercise Price
                                                   ---------------------------
Balance at January 31, 1994                         756,590         $1.99
Granted                                             378,100          6.73
Exercised                                           (57,070)         1.94
                                                -----------
Cancelled                                          (113,950)         1.98
Balance at January 31, 1995                         963,670          3.88
Granted (weighted average fair value of $2.76)      630,100          5.65
Exercised                                           (62,640)         2.06
Cancelled                                          (352,860)         6.80
                                                -----------
Balance at January 31, 1996                       1,178,270          4.03
Granted (weighted average fair value of $1.70)      951,800          3.54
Exercised                                           (15,960)         4.39
Cancelled                                          (609,610)         5.58
                                                -----------
Balance at January 31, 1997                       1,504,500         $3.13
                                                -----------

Exercisable at January 31, 1996                     624,000         $1.70
                                                -----------
Exercisable at January 31, 1997                     650,000         $2.49
                                                -----------

                       Options Outstanding                                                        Options Exercisable
----------------------------------------------------------------------------------   -----------------------------------------------
                              Number        Weighted Average     Weighted Average        Number             Weighted
           Range of         of Options    Remaining Contractual      Exercise         of Options            Average
         Exercise Prices   Outstanding        Life (years)            Price           Exercisable        Exercise Price
----------------------------------------------------------------------------------   -----------------------------------------------
          $1.16-$1.99        333,690               4.8                $1.81             323,000               $1.81
           2.00- 3.99      1,089,910               9.3                 3.37             295,000                2.92
           4.00- 7.00         80,900               8.0                 5.27              32,000                5.51
                           ---------                                                    -------
          $1.16-$7.00      1,504,500               8.2                $3.13             650,000               $2.49
                           ---------                                                    -------

Note I--Provision for Loss Due to Closure of SPA Collection Division

The Company critically evaluates the results and long-term potential of its current and test business concepts in order to determine which will generate the greatest return on its investments. As part of this process, the Company decided to close the unprofitable SPA Collection division.

Related to the closure of the SPA Collection division, for the fourth quarter of fiscal 1996, the Company incurred a one-time charge of $8,000,000 ($4,800,000 net of the tax benefit, or 56 cents loss per share). The Company estimates that the phase-out period will take six to twelve months. The one-time charge of $8,000,000 is primarily related to the lease commitments and the net book value of fixed assets related to the SPA Collection division.

Note J--Commitments and Contingencies

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have an adverse material effect on the Company's financial condition.

Notes to Financial Statements (continued)
--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1997, 1996, and 1995

Note K--Quarterly Financial Information (Unaudited)

Dollars in thousands except per share amounts                                             Three Months Ended
                                                                        ------------------------------------------------------------
                                                                         April 30,       July 31,        October 31,     January 31,
Fiscal year ended January 31,1997                                          1996            1996             1996             1997
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                $ 36,501         $ 44,186         $ 39,368         $ 90,190
Expenses
         Cost of products                                                 19,245           22,872           20,282           46,400
         Buying and occupancy                                              5,601            5,785            6,071            6,510
         Advertising and promotion                                         4,726            5,806            4,562           10,642
         General, selling and administrative                              10,651           11,370           11,064           17,586
         Provision for loss due to closure
                  of SPA Collection division(1)                             --               --               --              8,000
Other income (expense)                                                        21             (106)            (184)             (44)
Earnings (loss) before income tax (benefit)                               (3,701)          (1,753)          (2,795)           1,008
Income tax (benefit)                                                      (1,480)            (701)          (1,118)             403
Net earnings (loss)                                                     $ (2,221)        $ (1,052)        $ (1,677)        $    605
Net earnings (loss) per share                                           $  (0.27)        $  (0.13)        $  (0.20)        $   0.07

                                                                                         Three Months Ended
                                                                        ------------------------------------------------------------
                                                                         April 30,       July 31,        October 31,     January 31,
Fiscal year ended January 31,1996                                          1995            1995             1995             1996
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                                $ 37,696         $ 45,764         $ 41,335         $ 79,389
Expenses
         Cost of products                                                 19,166           22,614           20,582           40,366
         Buying and occupancy                                              4,903            5,199            5,370            5,842
         Advertising and promotion                                         5,604            8,757            5,860           11,489
         General, selling and administrative                               9,791           11,338           10,847           16,096
Other income (expense)                                                       213              213              (67)              20
Earnings (loss) before income tax (benefit)                               (1,555)          (1,931)          (1,391)           5,616
Income tax (benefit)                                                        (622)            (772)            (556)           2,245
Net earnings (loss)                                                     $   (933)        $ (1,159)        $   (835)        $  3,371
Net earnings (loss) per share(2)                                        $  (0.11)        $  (0.14)        $  (0.10)        $   0.39

(1)See Note I for discussion on the closure of SPA Collection Division.

(2)Net earnings per share for the fiscal year and for quarters with net earnings are computed based on weighted average common shares outstanding which include common stock equivalents (stock options and stock warrant). Net loss per share for quarters with net losses is computed based solely on weighted average common shares outstanding. Therefore, the net earnings (loss) per share for each quarter do not sum up to the earnings per share for the full fiscal year.

Corporate Data
--------------------------------------------------------------------------------
Sharper Image Corporation

Board of Directors
--------------------------------------------------------------------------------
Richard Thalheimer                     Lawerence Feldman
Founder                                Chairman Emeritus
Chairman of the Board                  San Francisco Mart
Chief Executive Officer
                                       J. Gary Shansby
Elyse Eng Thalheimer                   Founder
                                       The Shansby Group
Alan Thalheimer
Retired Business Executive             Gerald Napier*
                                       Retired President of
Maurice Gregg                          I. Magnin and Company
Retail Financial Consultant            *Joined April 1997.


Officers
--------------------------------------------------------------------------------
Richard Thalheimer                     Jennifer Grellman
Founder                                Vice President
Chairman of the Board                  Corporate Marketing
Chief  Executive  Officer
                                       Greg Hickey
Barry Gilbert                          Vice President
Vice Chairman                          Management  Information Systems
Chief  Operating  Officer
                                       Barry Jacobsen
Craig Womack                           Vice President
President                              Distribution
Chief Administrative Officer
                                       Mary MacKenzie
Vincent Barriero                       Vice  President
Senior Vice President                  Human  Resources
Chief Information  Officer
Assistant  Corporate Secretary         Richard  Mueller
                                       Vice  President
Shannon King                           Merchandising
Senior  Vice  President
Merchandising                          Woodrow Nelson
                                       Vice President
Sydney  Klevatt                        Creative Services
Senior  Vice  President
Marketing                              Judith Serlin
                                       Vice President
Tracy Wan                              Merchandising
Senior Vice President
Chief  Financial  Officer              Charles  Taylor
Corporate Secretary                    Vice President
                                       TSI Design

                                       Joe Williams
                                       Vice President
                                       Loss Prevention



Corporate Information
--------------------------------------------------------------------------------
Corporate Headquarters
650 Davis  Street
San  Francisco,  CA 94111
Telephone  (415)  445-6000
FAX:  (415) 445-1574

Transfer  Agent and  Registrar
Chase Mellon  Shareholder  Services
50 California  Street
San Francisco,  California  94111

Corporate  Counsel
Brobeck, Phleger & Harrison LLP
One Market
Spear Street Tower
San  Francisco,  California 94105

Certified Public  Accountants
Deloitte & Touche LLP
50 Fremont Street
San Francisco,  CA 94105

SEC Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission of Form 10-K (exclusive of exhibits) is available without charge upon written request to:
      Investor Relations
      The Sharper Image
      650 Davis Street
      San Francisco, CA 94111

Annual Meeting
The Annual Meeting of Stockholders of Sharper Image Corporation will be held on Monday June 9, 1997, at 2 pm at the World Trade Club, Ferry Building, Coit Tower Room, San Francisco, California.


--------------------------------------------------------------------------------
Common Stock Market Prices and Dividend Policy

The common stock of Sharper Image Corporation is traded in the Nasdaq National Market under the symbol SHRP. The following table sets forth, for the periods indicated, the range of high and low prices reported for the common stock.

The Company has not paid cash dividends to holders of its common stock.

Fiscal Year 1996  High     Low

First Quarter     6 1/4     3 5/8

Second Quarter    6 3/8     3 1/2

Third Quarter     4 1/2     3 1/4

Fourth Quarter    4 1/8     3 1/8