Form 10-K, Exhibit 13
period 1999-01-31
SHARPER IMAGE CORP
filed 1999-05-03
CIK 811696

The
     Sharper
      Image

1998 Annual Report


[graphic omitted]

                               Corporate Profile

         Sharper Image Corporation is a multi-channel specialty retailer and product developer that is nationally and internationally renowned as a leading source of new, innovative, high-quality products that make life easier and more enjoyable.

         The Company enjoys an exceptionally strong brand identity and, in the consumer marketplace, The Sharper Image name is synonymous with fun and entertainment, design and creativity, uniqueness and technological innovation.

         A key strength is the Company's ability to create exclusive proprietary merchandise. These products, labeled Sharper Image Design, are highly marketable and form the foundation of the Company's success in diverse channels of distribution.

         The Company currently operates 89 stores in 28 states, and generates direct sales from its monthly Sharper Image print catalog and through its Internet Website, sharperimage.com.

         The Company also sells to other companies through its Corporate Marketing Incentives program and its Wholesale Division.

                                                 Revenues
                                                (Millions)
                                                  Fiscal
                           1994        1995        1996        1997        1998
                           ----        ----        ----        ----        ----
Revenue from Sharper
  Image Design Products    10.4        13.8        15.1        17.6        43.4

Total Revenue             188.5       204.2       210.2       216.8       243.1


                                            Internet Revenues
                                                (Millions)
                                                  Fiscal
                           1994        1995        1996        1997        1998
                           ----        ----        ----        ----        ----
Total Revenue                 0        0.05         0.8         1.6         4.9

                           Financial Accomplishments

Net earnings of $4.6 million, a 676 percent increase over the prior fiscal year.

Record total net revenues of $243.1 million, a 12 percent increase.

Record store sales of $162.4 million, a 7 percent increase.

Record catalog sales of $70.8 million, a 20 percent increase.

Record Internet sales of $4.9 million, a 201 percent increase.

Gross margin rate increase of 2.7 percentage points, to 49.0 percent.


Financial Highlights
------------------------------------------------------------------------------------------------------------------------------------

                                                                             Fiscal Year Ended January 31,
                                                           ------------------------------------------------------------------------
                                                               1999           1998           1997            1996           1995
                                                          (Fiscal 1998)  (Fiscal 1997)  (Fiscal 1996)   (Fiscal 1995)  (Fiscal 1994)
                                                           ------------------------------------------------------------------------
Operating Results
Revenues                                                   $   243,114    $   216,815    $   210,245     $   204,184    $   188,535
Provision for loss on the closure of
         the SPA Collection division                              --             --           (8,000)           --             --
Earnings (loss) before income taxes                              7,670            988         (7,241)            739          6,139
Net earnings (loss)                                              4,602            593         (4,345)            444          3,683
Net earnings (loss) per share - Basic                      $      0.54    $      0.07    $     (0.53)    $      0.05    $      0.44
                                Diluted                    $      0.51    $      0.07    $     (0.53)    $      0.05    $      0.41

Balance Sheet Data
Working capital                                            $    16,003    $    11,633    $     9,429     $    17,233    $    23,011
Total assets                                                    82,045         78,662         78,804          70,456         64,036
Long term notes payable                                          2,513          3,299          4,245           3,355            838
Stockholders' equity                                            36,649         29,156         28,449          32,758         32,792
Current ratio                                                     1.40           1.27           1.22            1.56           1.85

Statistics
Number of stores at year end                                        87             85             82(1)           78(1)          74
Comparable store sales                                             5.3%           1.1%          (2.1%)           3.3%          17.8%
Annualized net sales per square foot                       $       484    $       465    $       458     $       473    $       468
Number of catalogs mailed                                   44,398,000(2)  44,544,000(2)  37,695,000(2)   32,780,000(2)  31,522,000
Number of catalog orders(3)                                    564,000        422,000        470,000         536,000        426,000
Average revenue per transaction:
         Stores                                            $       102    $       104    $        97     $       106    $       102
         Catalog(3)                                        $       141(4) $       158(4) $       134(4)  $       122    $       116
Returns on average stockholders' equity                           14.0%           2.1%           N/A             1.4%          11.8%
Book value per share                                       $      4.30    $      3.51    $      3.44     $      3.97    $      3.96
Weighted average number of shares outstanding -
                  Basic                                      8,532,588      8,303,425      8,260,208       8,249,259      8,294,378
                  Diluted                                    9,072,832      8,537,032      8,260,208       8,682,078      8,899,289

     Dollars  are  in  thousands  except  Net  earnings  (loss)  per  share  and
     Statistics.
(1)  Excludes six and four SPA Collection stores at January 31, 1997 and 1996.
(2) Includes 3,060,000, 6,283,000 and 2,900,000 of The Sharper Image Home Collection catalogs mailed for January 31, 1999, 1998 and 1997, respectively. Excludes SPA Collection catalogs mailed for January 31, 1997 and 1996.
(3)  Includes  Internet  transactions.
(4) Excludes The Sharper Image Home Collection which had average revenue per order of $717, $678 and $577 for January 31, 1999, 1998 and 1997,
     respectively.

To Our Shareholders

         By every measure, 1998 was an excellent year for The Sharper Image. We generated record revenues of $243.1 million and significantly higher net earnings of $4.6 million, or $0.51 per share. Compared with the prior fiscal year, revenues grew 12%, from last year's $216.8 million, and net earnings increased sevenfold, from last year's $593,000, or $0.07 per share.

         Key to these achievements was the unprecedented popularity of Sharper Image Design proprietary products, which fueled a surge in fourth quarter sales and pushed the year's gross margin rate nearly three percentage points higher. Sharper Image Design's product development know-how -- combined with our brand's strength and our marketing competence in stores, catalog, and the Internet -- lays the foundation for our Company's bright future.

         I'm especially gratified that each area of our business performed at record levels. Store sales grew seven percent, to a record $162.4 million, as comparable store sales increased five percent. Sharper Image catalog sales gained 20 percent, to a record $70.8 million. Corporate Marketing achieved record revenues of $15 million, a 5 percent gain. (These sales are incorporated into the sales from our stores and catalogs.) And of greatest strategic importance, our Internet e-commerce generated sales of $4.9 million, a threefold increase over last year's $1.6 million.

         The efforts of our entire team of associates throughout the year led to a sensational holiday season and the highest fourth quarter revenues and highest fourth quarter earnings in our Company's history. This outstanding achievement gave us great momentum going into 1999.

Sharper Image Design

         Our success in 1998 was significantly linked, in every instance, to our product development capabilities. The summer launch of the Personal Cooling System(TM) signaled a new level of consumer acceptance of Sharper Image Design's innovations. That invention -- a kind of wearable "air conditioner" with patented miniaturized evaporative technology -- is unusual but broadly appealing, affordable and can be found only at The Sharper Image. Its impressive debut was followed by even more successful introductions of a diverse assortment of products, including the Ionic Breeze(TM) Silent Air Purifier, with exclusive technology that circulates air in total silence; our CD Radio/Alarm Clock with Sound Soother(R), a portable bedside stereo; Weebot(TM) the Electronic Pet, holiday's runaway best-seller; and the Ionic Bath(TM) Pet Brush, for eliminating pet odors.

         Sharper Image Design products accounted for 18 percent of 1998 sales, up from 1997's eight percent. Our goal for 1999 is to increase to a 25 percent share and, combined with exclusive private-label merchandise, these high-margin items should account for more than 40 percent of sales.

The Internet Opportunity

         We have a vision for our Company and it's simply stated: Sharper Image for everyone. To me, it means our products are useful, fun and of value to a much larger group of consumers than those we currently count as customers. The Internet, a powerful yet economical marketing channel for reaching a wider consumer base, gives us the best opportunity to realize our vision and become a much larger and more profitable company.

         We were early entrants to e-commerce and our strengths are ideally suited for success: our brand name, two decades of direct-marketing experience, and exclusive high-margin products with wide appeal. And I was thrilled to learn from our sales data that, during our record fourth quarter, 70 percent of our online buyers were "new to file," or first-time Sharper Image customers. We're devoting increased resources, commensurate with anticipated Internet sales growth, to make our Website a major Internet destination. Since the start of the new fiscal year, we've launched a product auction site, introduced 3D interactivity, redesigned our Website, accelerated e-mail promotions, and initiated an aggressive advertising program. Our goal in 1999 is to increase our Internet sales fourfold over 1998 and we're well on our way to achieving that.

A Bright Future

         This  remarkable  year,  the  result  of  a  carefully   conceived  and
well-executed long-term strategy, demonstrated to me that our Company has an exceptionally bright future. My most sincere thanks go out to the great team of skilled, experienced, talented associates who made it happen. And on behalf of our entire Company, I want to express my heartfelt appreciation for your support.

Sincerely,
                                                               [Graphic Omitted]
/s/ Richard  Thalheimer
-----------------------
Richard  Thalheimer
Chairman, Founder and
Chief Executive Officer

[Graphic Omitted]

Our best-selling Ionic Breeze(TM) Silent Air Purifier was created by Sharper Image Design using exclusive patented technology that moves air electronically. It's the only air purifier that circulates air absolutely silently.

SHARPER IMAGE DESIGN

Sharper Image Design products are conceived, designed, engineered, packaged, contract manufactured and marketed solely by the Company. This ability to create proprietary products is our greatest strategic advantage. Our exclusive merchandise is designed to have wide appeal and allows the Company to broaden its base of customers. Led by founder and CEO Richard Thalheimer, and Sharper Image Design Vice President, Charles Taylor, this experienced team has superior expertise and know-how in the development of a wide range of innovative, high quality products -- many incorporating patented technologies that are unavailable to competitors. More than a dozen Sharper Image Design products were introduced in 1998. Several had extraordinary debuts: The Personal Cooling System(TM) was the number-one seller in summer. The Ionic Breeze(TM) Silent Air Purifier, number one in fall. The CD Radio/Alarm Clock with Sound Soother(R), number one in November. The Weebot(TM) Electronic Pet, number one in December. Sharper Image Design was key to the year's exceptional financial performance, accounting for 18 percent of sales and an even greater share of gross margin. Our customers enjoy great value, utility and fun; we enjoy market exclusivity and much higher gross margins. We are accelerating the pace of product development because Sharper Image Design proprietary products are key to our sales and earnings growth.

[Graphic Omitted]
Ionic Shoe Freshener(TM)

[Graphic Omitted]
Dreamlight(TM) Sound-Activated Light Show

[Graphic Omitted]
PowerFlow(TM) Height-Enhancing Insoles

[Graphic Omitted]
Key Organizer with Clock and Calendar

[Graphic Omitted]
Personal Cooling System(TM)

[Graphic Omitted]
Voice Activated Auto Dialer(TM)

[Graphic Omitted]
Ionic Clothes Freshener(TM)

[Graphic Omitted]
Personal Humidifier

[Graphic Omitted]
Telephone with Truth.Quest(TM) Function

[Graphic Omitted]
Ultra Heart and Sound Soother(R)

[Graphic Omitted]
Ionic Bath(TM) Pet Brush

[Graphic Omitted]
Ionic Closet Dry Cleaner(TM)

[Graphic Omitted]
AM/FM Companion(TM) with Smoke Alarm

[Graphic Omitted]
Shower Companion(TM) Plus

[Graphic Omitted]
Turbo-Groomer(TM)

[Graphic Omitted]
Digital Auto-Drive(R) Tie Rack

Sharper Image for Everyone

         More than two decades of visionary merchandising and imaginative marketing have made The Sharper Image one of the most widely recognized brands -- an enduring American icon that conveys genuine enthusiasm for well-designed, technologically innovative products that make life easier and more enjoyable.

         Our aim is to build on our brand's strengths and multichannel know-how to reach a larger base of customers with proprietary Sharper Image Design products. These exclusive items are unique yet broadly appealing, fun yet useful, sophisticated yet affordable.

[Graphic Omitted]

Internet: sharperimage.com

         Our goal is to make our online store at sharperimage.com a leading Internet destination -- a fun, exciting place to visit, shop and buy. Increased 1998 exposure of our Website's Internet address in our stores, catalog and print advertising, plus a series of successful e-mail promotions to our online buyers, helped our Website achieve sales gains of 400 percent during the holiday season, driven by 70 percent new Sharper Image customers.

         Aggressive development efforts led to successful 1999 launches of a colorful new design for our Website, a dynamic Internet auction site, and, for Sharper Image Design products, 3D enriched presentations with interactivity and sound -- introduced with great fanfare at the global debut of the Intel(R) Pentium(R) III processor.

         The Internet is our fastest growing channel and our biggest opportunity, and we are seizing it aggressively with greater human and capital resources. All internal and external indicators point to an exceptional future in e-commerce.

Sharper Image Catalog

         Our award-winning catalog is The Sharper Image to loyal customers around the world. The catalog was the key to building the brand, and direct mail is a large, profitable, thriving part of our business and our principal advertising vehicle. We mailed more Sharper Image catalogs than ever before in 1998 --more than 41 million -- and enjoyed significant increases in sales, orders and profitability.

Sharper Image Stores

         Our 89 stores are a big and growing part of our business, accounting for nearly 70 percent of revenues. This year, we opened four new stores and remodeled four with a

[Graphic Omitted]

great-looking new store design that feels fresh and inviting -- a welcome change that dramatically highlights our merchandise and appeals to both men and women shoppers. We plan to open five stores in 1999 and will continue to evaluate the remodel program.

Corporate Marketing

         The Sharper Image cachet has made us a major player in the motivation and reward business. We design unique reward programs in partnership with a wide range of clients, including a number of major corporations.

Advertising: Print and  Infomercials

         To market our exclusive proprietary products to a wider audience, and to promote our stores and Website, we increased our advertising in major news publications like USA Today, The Wall Street Journal, The New York Times, and in regional newspapers and national magazines. We tested televised "infomercials" with positive results and plan to do more in the coming year. Strong brand. Proprietary products with wide appeal. Multiple channels. Broad consumer base. Our solid financial performance in 1998 was the result of a carefully conceived and well-executed strategy that lays out a clear path to profitable growth.


[Graphic Omitted]

Our new store design on New York's 57th Street.

Management's Discussion and Analysis of
Results of Operations and Financial Condition
--------------------------------------------------------------------------------
Sharper Image Corporation


Results Of Operations
Percentage of Total Revenues
--------------------------------------------------------------------------------
                                            Fiscal Year Ended Jan. 31,
                                   ---------------------------------------------
                                        1999            1998             1997
                                   (Fiscal 1998)   (Fiscal 1997)   (Fiscal 1996)
                                   ---------------------------------------------
Revenues:
         Net store sales                66.8%           69.9%            71.0%
         Net catalog sales              29.1            27.1             25.5
         Net Internet sales              2.0             0.7              0.4
         Net wholesale sales             1.4             1.5              1.9
         List rental                     0.5             0.5              0.6
         Licensing                       0.2             0.3              0.6
                                       -----           -----            -----
Total Revenues                         100.0%          100.0%           100.0%

Costs and Expenses:
         Cost of products               50.6            53.3             51.8
         Buying and occupancy           10.8            11.0             11.4
         Advertising and
              promotion                 11.2            10.5             12.2
         General, selling,
              and administrative        24.3            24.5             24.1
         Provision for loss due to
              closure of SPA
              Collection division         --                              3.8
                                       -----           -----            -----
Operating Income (Loss)                  3.1             0.7             (3.3)
Other Income (Expense)                   0.1            (0.2)            (0.2)
                                       -----           -----            -----
Earnings (Loss) Before
Income Tax (Benefit)                     3.2             0.5             (3.5)
Income Tax (Benefit)                     1.3             0.2             (1.4)
                                       -----           -----            -----
Net Earnings (Loss)                      1.9%            0.3%            (2.1)%
                                       -----           -----            -----


Revenues
                                        Fiscal Year Ended Jan. 31,
                              --------------------------------------------------
                                   1999              1998               1997
Dollars in thousands          (Fiscal 1998)     (Fiscal 1997)      (Fiscal 1996)
                              --------------------------------------------------
Net store sales                  $162,371          $151,589          $149,321
Net catalog sales                  70,750            58,772            53,577
Net Internet sales                  4,922             1,633               843
Net wholesale sales                 3,464             3,199             4,029
                                 --------          --------          --------
Total Net Sales                   241,507           215,193           207,770
List rental                         1,088               982             1,177
Licensing                             519               640             1,298
                                 --------          --------          --------
Total Revenues                   $243,114          $216,815          $210,245
                                 ========          ========          ========


         Net sales of $241,507,000 for fiscal 1998 increased $26,314,000, or 12.2%, from the prior fiscal year. Returns and allowances as a percentage of sales were 11.4% for fiscal 1998, compared to 12.2% for fiscal 1997. Net store sales increased $10,782,000, or 7.1%, comparable store sales increased 5.3%, net catalog sales increased $11,978,000, or 20.4%, net Internet sales increased $3,289,000, or 201%, and net wholesale sales increased $265,000, or 8.3%, as compared to fiscal 1997. Management believes that the introduction of new Sharper Image Design proprietary products was key to the achievement of the growth in total net sales.

         The increase in net store sales for fiscal 1998 was primarily attributable to an 8.7% increase in total store transactions, partially offset by a 1.3% decrease in average revenue per transaction. Also contributing to the increase was the fiscal 1998 opening of four new stores and annualized sales of six stores opened in fiscal 1997, partially offset by the 1998 closing of two stores at the maturity of the store leases. Net sales per average square foot increased to $484 for fiscal 1998, compared to $465 in fiscal 1997 and $458 in fiscal 1996. The Company's store sales productivity has increased over the past two years and compares favorably with the retail industry's specialty store (hard goods) average per square foot of $168 for fiscal 1997, $343 for fiscal 1996, and $252 for fiscal 1995 (statistical information per National Retail Federation-data for 1998 is not yet available).

         Net catalog sales were positively impacted by an increase of 34.7% in total catalog orders partially offset by a 10.6% decrease in average revenue per order. The increase in catalog orders was partially attributable to advertising campaigns in major consumer magazines and newspapers. The Company believes that the 8.0% increase in the number of catalogs and catalog pages circulated for the Sharper Image catalog during fiscal 1998 also contributed to increases in net store sales and comparable store sales.

         The Company's Internet sales increased to $4.9 million in fiscal 1998 from $1.6 million in fiscal 1997. Fiscal 1998 experienced a 139.1% increase in Internet orders and a 26.1% increase in average revenue per transaction from fiscal 1997. The threefold increase in sales reflects the increase in the number of on-line shoppers and the Company's commitment to grow its e-commerce. The Company's

--------------------------------------------------------------------------------
Sharper Image Corporation


Revenues (continued)

e-commerce Website at sharperimage.com regularly undergoes design and technology enhancement to provide shoppers with easy and fun shopping experiences. Although the Company was in the forefront of electronic shopping and activated its Website in late fiscal 1995, Internet sales in 1996 were minimal due to the newness of the e-commerce industry. Internet sales increased 94% to $1.6 million in fiscal 1997, primarily due to Internet industry growth, continual improvements to the Website, and increased marketing emphasis.

         Net wholesale sales increased $264,000, or 8.3%, primarily due to the increased sales of the Company's Sharper Image Design proprietary products.

         Net sales of $215,193,000 for fiscal 1997 increased $7,423,000, or 3.6%, from fiscal 1996. Returns and allowances as a percentage of sales were 12.2% for fiscal 1997, compared to 12.3% for fiscal 1996. Net store sales increased $2,268,000, or 1.5%, comparable store sales increased 1.1%, net catalog sales increased $5,195,000, or 9.7%, and net wholesale sales decreased $830,000, or 20.6% as compared to fiscal 1996.

         The increase in net store sales for fiscal 1997 was primarily attributable to the addition of six stores opened during the year. The increase in net store sales also reflected a 7.2% increase in average revenue per transaction, to $104 from $97, and a 4.6% decrease in total store transactions. Strong comparable store sales increases of 7.3% and 3.4% in the third and fourth quarters of fiscal 1997 more than offset the comparable store sales decreases in the first half of the year. Management believes the increase in net sales benefited from new product introductions, including an increased selection of Sharper Image Design proprietary products and more optimal inventory levels during the second half of the year.

         Net catalog sales in fiscal 1997 were positively impacted by an increase in Sharper Image catalog average revenue per order to $183 from $140, advertising campaigns in major consumer magazines and newspapers, a 10.0% increase in the number of Sharper Image catalogs circulated, and a twofold increase in the number of catalogs circulated for the test concept Sharper Image Home Collection. The Company believes that the increase in the number of catalogs and catalog pages circulated for the Sharper Image catalog during fiscal 1997 also contributed to the increases in net store sales and comparable store sales.

         Net wholesale sales decreased $830,000, or 20.6%, primarily due to a decrease in the number of products offered to wholesale customers both in the U.S. and internationally.

         For the purpose of determining comparable store sales, comparable stores are defined as those which were open during the entire comparable month of the previous year and are compared monthly for purposes of this analysis. Inflationary effects are not considered significant to the growth of sales.

Cost of Products

         Cost of products increased $7,596,000, or 6.6%, in fiscal 1998 from fiscal 1997. The increase was primarily related to increases in net sales. The increase in cost of sales was lower than the increase in sales, reflecting the beneficial impact of the higher gross margin rate produced during fiscal 1998. The gross margin rate for fiscal 1998 was 49.0%, compared to 46.3% for fiscal 1997. The higher gross margin rate reflected an increase in the sales of Sharper Image Design proprietary products to 18% of total revenue from 8% for the prior fiscal year. These propriety products generally carry higher margins.

         Cost of products increased $6,736,000, or 6.2% , in fiscal 1997 from fiscal 1996. The increase was primarily related to increases in net sales and the higher cost of products related to the merchandise mix. The gross margin rate for fiscal 1997 was 46.3%, compared to 47.6% for fiscal 1996. The lower gross margin rate reflected an increase in sales of lower-margin products, such as certain state-of-the-art electronic items and games, partially offset by an increase in the Sharper Image Design proprietary products.

         The Company's gross margin rate fluctuates with the changes in its merchandise mix, which is affected by new items available in various categories. The variation in merchandise mix from category to category from year to year reflects the characteristic that the Company is driven by individual products, as opposed to general lines of merchandise. It is impossible to predict future gross margin rates although the Company's goal is to continue to increase the sales of Sharper Image Design proprietary products and other exclusive private label products, as these products generally carry higher margins. The popularity of these proprietary products contributed to the 2.7 percentage point increase in the gross margin rate for fiscal 1998, and should continue to have a positive impact on the Company's gross margin rate.

--------------------------------------------------------------------------------
Sharper Image Corporation


Buying and Occupancy

         Buying and occupancy expenses increased $2,249,000, or 9.4%, in fiscal 1998 from fiscal 1997. The increase primarily reflects a full year of occupancy cost of six new stores opened during fiscal 1997 and the cost of four new stores opened in fiscal 1998, partially offset by the 1998 closure of two stores at their lease maturity.

         Buying and occupancy expenses decreased $63,000, or 0.3%, in fiscal 1997 from fiscal 1996. The decrease primarily reflected lower buying costs and lower occupancy costs associated with the closure of the SPA Collection division and the elimination of the cost of two closed Sharper Image stores, partially offset by a full year of occupancy cost of eight new stores opened during fiscal 1996 and the cost of six new stores opened in fiscal 1997.

Advertising and Promotion

         Advertising and promotion expenses for fiscal 1998 increased $4,601,000, or 20.2%, from fiscal 1997. The increase was primarily due to an 8.0% increase in the number of Sharper Image catalogs mailed and an 11.6% increase in the number of pages circulated, as compared with fiscal 1997. Other costs, such as advertising campaigns in major consumer magazines and newspapers; infomercials; and development of Internet marketing also contributed to the increased expenses in fiscal 1998. The increase was partially offset by the 51.3% decrease in mailings of the test concept Sharper Image Home Collection catalog. The test mailings of the Home Collection catalog were discontinued in fiscal 1998. The Company is currently evaluating a test of Home Collection products on the Internet.

         Advertising and promotion expenses for fiscal 1997 decreased $2,941,000, or 11.4%, from fiscal 1996. The decrease was primarily due to lower consumer magazine and newspaper advertising and the elimination of the SPA Collection catalog, partially offset by a 10% increase in the number of Sharper Image catalogs mailed and a 3% increase in the number of pages circulated, along with the twofold increase in mailings of the test concept Sharper Image Home Collection catalog.

         While the Sharper Image catalog serves as the primary source of advertising for its retail stores and mail order business, the Company continually evaluates its advertising strategies to maximize the effectiveness of its advertising programs.

         The Company plans to expand advertising for its e-commerce business as well as infomercials. The popularity and higher margins of Sharper Image Design proprietary products provide additional opportunities for the Company to fuel growth with these additional advertising media.

General, Selling, and Administrative

         General, selling, and administrative (G S & A) expenses for fiscal 1998 increased $5,932,000, or 11.2%, from fiscal 1997, primarily due to increases in overall selling expenses related to the increase in net sales and related additional administrative support costs. The increase was partially offset by the improvement in net delivery income related to mail order shipments.

         G S & A expenses for fiscal 1997 increased $2,403,000, or 4.7%, from fiscal 1996, primarily due to increases in overall selling expenses related to the increase in net sales and higher net delivery expense related to mail-order shipments and certain additional administrative support costs, which were partially offset by the elimination of costs related to the closure of the SPA division.

Other Income (Expense)

         Other income, net, for fiscal 1998 increased $761,000 from fiscal 1997, reflecting the gain on sale of certain equipment.

         Net other expense for fiscal 1997 increased $206,000 from fiscal 1996. The increase in other expense is primarily due to an increase in interest expense related to borrowings on the Company's credit facility, and a decrease in interest income from available cash.

Income Taxes

         The effective tax rate for fiscal 1998, 1997, and 1996 was 40.0%. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered, other than changes in the tax law or rates.

Liquidity and Capital Resources

         At January 31, 1999, the Company had cash and equivalents of $8,389,000, an increase of $4,888,000, as compared to $3,501,000 at January 31,
1998. During fiscal 1998, the Company met its short-term liquidity needs and its capital requirements with available cash, cash flow provided by operations, trade credit,

--------------------------------------------------------------------------------
Sharper Image Corporation


Liquidity and Capital Resources (continued)

and the revolving and term loans. The increase in cash reflected the highest fourth quarter revenues and earnings in the Company's history. At January 31, 1999, the Company had no amounts outstanding on its revolving loan credit facility. The highest amount of direct borrowings under the revolving loan credit facility during fiscal 1998 was $14,288,000, compared with $14,672,000 in fiscal 1997. Letter of credit commitments outstanding at January 31, 1999 and 1998 were $4,108,000 and $2,321,000, respectively.

         The Company has a revolving secured credit facility with The CIT Group/Business Credit, Inc, which expires September 2003. The credit facility has been amended on several occasions and, as of January 31, 1999, the agreement allows Company borrowings and letters of credit up to a maximum of $30 million for the period from October 1, 1999 through December 31, 1999, and up to $20 million at other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either prime plus 0.25% per annum or at LIBOR plus 2.25% per annum based on financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. For the period ended January 31, 1999, the Company was in compliance with all covenants. The credit facility allows for seasonal borrowings as follows:

         October 1 through December 31,

         1999        $30 million             2001        $32 million
         2000        $31 million             2002        $33 million

         In addition, the credit facility provides for term loans for capital expenditures (Term Loans) up to an aggregate of $4.5 million. Amounts borrowed under the Term Loans bear interest at a variable rate of either prime plus 0.50% per annum or at LIBOR plus 2.50% per annum based on financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. At January 31, 1999, notes payable included a $500,000 Term Loan which bears interest at a variable rate of prime plus 0.50%, provides for monthly principal payments of $55,555 plus the related interest payment, and matures in October 1999.

         At January 31, 1999, notes payable included a $2,648,000 mortgage loan collateralized by the Company's distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011.

         The Company's merchandise inventory at January 31, 1999 was approximately 5.6% lower than the prior fiscal year. The decrease in inventory reflected the Company's higher than planned increase of 15.4% in total net sales for the quarter ended January 31, 1999 as compared with the same quarter in 1998.

         The Company leases all of its offices, stores, and seasonal warehouse space. During the fiscal year ended January 31, 1999, the Company opened four Sharper Image stores located in Orlando, Florida; King of Prussia, Pennsylvania; West Nyack, New York; and Towson, Maryland. The Company closed two Sharper Image stores located in Escondido, California and Gurnee Mills, Illinois.

         The Company is currently planning to open five new Sharper Image stores during fiscal 1999. Total capital expenditures estimated for new and existing stores, corporate headquarters and the distribution center for fiscal 1999 are between $7 million and $8 million. The Company believes it will be able to fund its cash needs for fiscal 1999 through internally generated cash, trade credit, and the credit facility.

Quantitative and Qualitative Disclosure
About Market Risk

         The Company is exposed to market risks, which include changes in interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

         The interest payable on the Company's credit facility is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 0.8% (10% from the bank's reference rate) as of January 31, 1999, the Company's results from operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. The Company does not use derivative financial instruments in its investment portfolio.

         The Company enters into a significant amount of purchase obligations outside of the U.S. which are settled in U.S. dollars and, therefore, has only minimal exposure to

--------------------------------------------------------------------------------
Sharper Image Corporation


Quantitative and Qualitative Disclosure About Market Risk (continued)


foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

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

Year 2000 Compliance

         The Company recognizes that the arrival of the year 2000 poses a unique worldwide challenge to the ability of many systems to recognize the date change from December 31, 1999 to January 1, 2000. The year 2000 issue could result, at the Company and elsewhere, in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. The Company has assessed its computer and business processes and is reprogramming its computer applications to provide for their continued functionality. An assessment of the readiness of the external entities with which the Company interfaces is ongoing.

         In 1996, the Company developed a detailed year 2000 Conversion Project Plan (Plan) to address the methods to correct possible disruptions of operations due to the year 2000 issue. The Plan took into consideration the following items: (i) identification and inventorying of hardware, application software, and equipment utilizing programmable logic chips to control aspects of their operation, with potential year 2000 problems; (ii) assessment of scope of year 2000 issues for, and assigning priorities to, each item based on its importance to the Company's operations; (iii) remediation of year 2000 issues in accordance with assigned priorities, by correction, upgrade, replacement or retirement;
(iv) testing for and validation of year 2000 compliance; and, (v) determination of key vendors and customers and their year 2000 compliance. Because the Company uses a variety of information technology systems, internally-developed and third-party provided software and embedded chip equipment, depending on business function and location, various aspects of the Company's year 2000 efforts are in different phases and are proceeding in parallel. At this time, the difficult and time consuming task of identifying and inventorying hardware and application software with year 2000 issues and developing specific strategies for compliance has been completed. The assessment process of internal operating systems is complete, with critical applications being determined, planned for, and outlined. The Company's main operating system and hardware have been upgraded for year 2000 compliance, with all application conversion work nearing completion. Non-critical system conversions have been identified and scheduled for completion by June 1999. This conversion process encompasses all areas of operations of the Company, from verification of the year 2000 compliance of the software accounting packages, to e-mail systems, to telephone systems. Based upon a detailed review and update of the Plan performed in January 1999, conversion of all Company programs is expected to be completed with full implementation by June 1999. In addition, a systemwide test will be completed by September 1999 to simulate the rollover to January 1, 2000, to ensure all critical systems supporting the business will remain operational.

         The Company's operations are also dependent on the year 2000 readiness of third parties that do business with the Company. In particular, the Company's information technology systems interact with commercial electronic transaction processing systems to handle customer credit card purchases and other point of sale transactions, and the Company is dependent on third-party suppliers of such infrastructure elements as telephone services, electric power, water, and banking facilities. The Company does not depend to any significant degree on any single merchandise vendor or upon electronic transaction processing with individual vendors for merchandise purchases. The Plan includes identifying and initiating formal communications with key third parties and suppliers and with significant merchandise vendors to determine the extent to which the Company will be vulnerable to such parties'

--------------------------------------------------------------------------------
Sharper Image Corporation


Year 2000 Compliance (continued)

failure to resolve their own year 2000 issues. Although the Company has not been put on notice that any known third party problem will not be resolved, the Company has limited information and no assurance of additional information concerning the year 2000 readiness of third parties. The resulting risks to the Company's business are very difficult to assess.

         Through  January  31,  1999  the  Company  has  incurred  approximately
$300,000 on work related to year 2000 compliance. The estimated cost for this project is between $400,000 and $600,000, and is being funded through operating cash flows. The total estimated cost for this project includes a provision for the potential costs associated with third party vendor or supplier failures. Operating costs related to year 2000 compliance projects will be incurred over several quarters and will be expensed as incurred.

         Based upon the planning and conversions completed to date, the Company believes that, with modifications to existing software, conversions to new software, and appropriate remediation of embedded chip equipment, the year 2000 issue is not reasonably likely to pose significant operational problems for the Company's information technology systems and embedded chip equipment as so modified and converted.

         The Company is presently unable to assess the likelihood that the Company will experience operational problems due to unresolved year 2000 problems of third parties that do business with the Company. There can be no assurance that other entities will achieve timely year 2000 compliance; if they do not, year 2000 problems could have a material impact on the Company's operations. Where commercially reasonable to do so, the Company intends to assess its risks with respect to failure by third parties to be year 2000 compliant and to seek to mitigate those risks. If such mitigation is not achievable, year 2000 problems could have a material impact on the Company's operations.

         The Company's estimates of the costs of achieving year 2000 compliance and the date by which year 2000 compliance will be achieved are based on management's best estimates, which were derived using numerous assumptions about future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from these estimates. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in year 2000 remediation work, the ability to locate and correct all computer codes, the success achieved by the Company's suppliers in reaching year 2000 readiness, the timely availability of necessary replacement items and similar uncertainties.

         The Company presently believes that the most reasonably likely worst-case scenarios that the Company might confront with respect to year 2000 issues have to do with third parties not being year 2000 compliant. The Company is presently evaluating vendor and customer compliance and will develop contingency plans, such as alternative vendor opportunities, after obtaining compliance evaluations. The Company timeline is to develop contingency plans by September 1999.

Uncertainties and Risk

         The foregoing discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto included with this report. The foregoing discussion contains certain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by the Company, the success of the Company's advertising and merchandising strategy, availability of products , and other factors detailed from time to time in the Company's annual and other reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligations to publicly release any revisions to these forward-looking statements or reflect events or circumstances after the date hereof.

Statements of Operations
------------------------------------------------------------------------------------------------------------------
Sharper Image Corporation

                                                                      Fiscal Year Ended January 31,
                                                             -----------------------------------------------------
                                                                1999                  1998                1997
Dollars in thousands except per share amounts               (Fiscal 1998)        (Fiscal 1997)        (Fiscal 1996)
------------------------------------------------------------------------------------------------------------------
Revenues:
         Sales                                               $   272,721          $   245,095          $   236,844
         Less: returns and allowances                             31,214               29,902               29,074
                                                             -----------          -----------          -----------
         Net Sales                                               241,507              215,193              207,770
         List rental                                               1,088                  982                1,177
         Licensing                                                   519                  640                1,298
                                                             -----------          -----------          -----------
                                                                 243,114              216,815              210,245
                                                             -----------          -----------          -----------
Costs and Expenses:
         Cost of products                                        123,131              115,535              108,799
         Buying and occupancy                                     26,153               23,904               23,967
         Advertising and promotion                                27,396               22,795               25,736
         General, selling, and administrative                     59,006               53,074               50,671
         Provision for loss due to closure of SPA
                  Collection division                               --                   --                  8,000
                                                             -----------          -----------          -----------
                                                                 235,686              215,308              217,173
                                                             -----------          -----------          -----------
Other Income (Expense):
         Interest expense--net                                      (645)                (564)                (391)
         Other--net                                                  887                   45                   78
                                                             -----------          -----------          -----------
                                                                     242                 (519)                (313)
                                                             -----------          -----------          -----------
Earnings (Loss) before Income Tax (Benefit)                        7,670                  988               (7,241)
Income Tax (Benefit)                                               3,068                  395               (2,896)
                                                             -----------          -----------          -----------
Net Earnings (Loss)                                          $     4,602          $       593          $    (4,345)
                                                             -----------          -----------          -----------
Net Earnings (Loss) Per Share - Basic                        $      0.54          $      0.07          $     (0.53)
                                                             -----------          -----------          -----------
Net Earnings (Loss) Per Share - Diluted                      $      0.51          $      0.07          $     (0.53)
                                                             -----------          -----------          -----------
Weighted Average Number of Shares - Basic                      8,532,588            8,303,425            8,260,208
                                                             -----------          -----------          -----------
Weighted Average Number of Shares - Diluted                    9,072,832            8,537,032            8,260,208
                                                             -----------          -----------          -----------

                                         See Notes to Financial Statements.

Balance Sheets
--------------------------------------------------------------------------------------------------------------------------
Sharper Image Corporation

                                                                                           Fiscal Year Ended January 31,
                                                                                           ------------------------------
                                                                                                1999            1998
Dollars in thousands except per share amounts                                               (Fiscal 1998)   (Fiscal 1997)
---------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
         Cash and equivalents                                                                  $ 8,389         $ 3,501
         Accounts receivable, net of allowance for doubtful accounts of $804 and $508            6,787           8,189
         Merchandise inventories                                                                32,598          34,534
         Deferred catalog costs                                                                  2,454           4,982
         Prepaid expenses and other                                                              5,605           3,429
                                                                                               -------         -------
Total Current Assets                                                                            55,833          54,635
Property and Equipment, Net                                                                     22,513          20,842
Deferred Taxes and Other Assets                                                                  3,699           3,185
                                                                                               -------         -------
         Total Assets                                                                          $82,045         $78,662
                                                                                               -------         -------

Liabilities and Stockholders' Equity
Current Liabilities:
         Accounts payable                                                                      $11,653         $18,439
         Accrued expenses                                                                       16,960          16,832
         Deferred revenue                                                                        7,268           6,784
         Income taxes payable                                                                    3,314            --
         Current portion of notes payable                                                          635             947
                                                                                               -------         -------
Total Current Liabilities                                                                       39,830          43,002
Notes Payable                                                                                    2,513           3,299
Other Liabilities                                                                                3,053           3,205
Commitments and Contingencies                                                                     --              --
                                                                                               -------         -------
Total Liabilities                                                                               45,396          49,506
Stockholders' Equity:
         Preferred stock, $0.01 par value:
                  Authorized, 3,000,000 shares: Issued and outstanding, none
         Common stock, $0.01 par value:
                  Authorized, 25,000,000 shares: Issued and outstanding,
                  8,916,995 and 8,356,280 shares                                                    89              83
         Additional paid-in capital                                                             12,589           9,704
         Retained earnings                                                                      23,971          19,369
Total Stockholders' Equity                                                                      36,649          29,156
                                                                                               -------         -------
         Total Liabilities and  Stockholders' Equity                                           $82,045         $78,662
                                                                                               -------         -------

                                           See Notes to Financial Statements.

Statements of Stockholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
Sharper Image Corporation

                                                                                      Additional
                                                       Common           Stock           Paid-in          Retained
Dollars in thousands                                   Shares           Amount          Capital          Earnings          Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1996                           8,250,980       $       82       $    9,555       $   23,121       $   32,758
Issuance of common stock
         for stock options exercised,
         (net of income tax benefit)                     15,960                1               35                                36
Net loss                                                                                                    (4,345)          (4,345)
                                                     ----------       ----------       ----------       ----------       ----------
Balance at January 31, 1997                           8,266,940               83            9,590           18,776           28,449
Issuance of common stock
         for stock options exercised,
         (net of income tax benefit)                    124,340                1              237                               238
Repurchase of
         common stock                                   (35,000)              (1)            (123)                             (124)
Net earnings                                                                                                   593              593
                                                     ----------       ----------       ----------       ----------       ----------
Balance at January 31, 1998                           8,356,280               83            9,704           19,369           29,156
Issuance of common stock
         for stock options and
         warrants exercised (net of
         income tax benefit)                            560,715                6            2,885                             2,891
Net earnings                                                                                                 4,602            4,602
                                                     ----------       ----------       ----------       ----------       ----------
Balance at January 31, 1999                           8,916,995       $       89       $   12,589       $   23,971       $   36,649
                                                     ----------       ----------       ----------       ----------       ----------

                                                 See Notes to Financial Statements

Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
Sharper Image Corporation

                                                                                                Fiscal Year Ended January 31,
                                                                                         -------------------------------------------
                                                                                              1999          1998            1997
Dollars in thousands                                                                     (Fiscal 1998)  (Fiscal 1997)  (Fiscal 1996)
------------------------------------------------------------------------------------------------------------------------------------
Cash was Provided by (Used for) Operating Activities:
         Net earnings (loss)                                                                $  4,602       $    593       $ (4,345)
         Adjustments to reconcile net earnings (loss) to net cash
                  provided by (used for) operating activities:
                  Depreciation and amortization                                                5,027          4,334          4,195
                  Deferred rent expense                                                           78            151            142
                  Deferred income taxes                                                       (1,459)         1,614         (3,188)
                  Gain on sale of equipment                                                     (840)          --             --
         Change in operating assets and liabilities:
                  Accounts receivable                                                          1,402         (2,274)        (1,479)
                  Merchandise inventories                                                      1,936         (7,169)        (3,052)
                  Deferred catalog costs, prepaid expenses and other                           1,298         (1,571)            54
                  Accounts payable and accrued expenses                                       (5,822)           838         11,429
                  Deferred revenue and other liabilities                                       3,568          1,308           (508)
                                                                                            --------       --------       --------
Cash Provided by (Used for) Operating Activities                                               9,790         (2,176)         3,248
                                                                                            --------       --------       --------
Cash was Provided by (Used for) Investing Activities:
         Property and equipment expenditures                                                  (8,431)        (4,437)        (6,579)
         Proceeds from sale of equipment                                                       1,736             53             98
                                                                                            --------       --------       --------
Cash Used for Investing Activities                                                            (6,695)        (4,384)        (6,481)
                                                                                            --------       --------       --------
Cash was Provided by (Used for) Financing Activities:
         Issuance of common stock for warrants and stock
              options exercised, (net of stock repurchases)                                    2,891            114             36
         Proceeds from notes payable and revolving credit facility                            46,921         27,761         25,665
         Principal payments on notes payable and revolving credit facility                   (48,019)       (28,687)       (24,071)
                                                                                            --------       --------       --------
Cash Provided by (Used for) Financing Activities                                               1,793           (812)         1,630
                                                                                            --------       --------       --------

Net Increase (Decrease) in Cash and Equivalents                                                4,888         (7,372)        (1,603)
Cash and Equivalents at Beginning of Period                                                    3,501         10,873         12,476
                                                                                            --------       --------       --------
Cash and Equivalents at End of Period                                                       $  8,389       $  3,501       $ 10,873
                                                                                            --------       --------       --------


Supplemental Disclosure of Cash Paid for:
         Interest                                                                           $    813       $    771       $    700
         Income Taxes                                                                       $   --         $    409       $    459

                                                 See Notes to Financial Statements.

Notes to Financial Statements
--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1999, 1998, and 1997

Note A -- Summary of Significant Accounting Policies

The Company is a leading specialty retailer which introduces and sells quality, innovative, and entertaining products. These products are sold through its retail stores, catalogs, Internet, and other marketing channels throughout the United States. The Company also has stores and catalog operations internationally through licensees. Additional revenue is derived from rental of the Company's mailing list and from licensing activities relating to the Company's trade name.

Revenue Recognition: Catalog sales are recorded when merchandise is shipped and the Company provides for allowance for returns based upon historical returns rate. Deferred revenue represents merchandise certificates outstanding and unfilled cash orders at the end of the fiscal period. Mailing list rental revenue is recognized when the list is fulfilled.

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

Fair Value of Financial Instruments: The carrying value of cash, accounts receivable, accounts payable and notes payable approximates the estimated fair value.

Merchandise Inventories: Merchandise inventories are stated at lower of cost (first-in, first-out method) or market.

Cash and Equivalents: Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

Deferred Catalog and Advertising Costs: Direct costs incurred for the production and distribution of catalogs are capitalized. Capitalized catalog costs are amortized, once the catalog is mailed, over the expected sales period which is generally three months. Other advertising costs are expensed as incurred and amounted to $4,470,000, $3,580,000, and $5,306,000, for the fiscal years ended January 31, 1999, 1998, and 1997.

Start-Up Activities: All start-up and preopening costs that are not otherwise capitalizable as long-lived assets are expensed as incurred by the Company.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to ten years for office furniture and equipment and transportation equipment, and 40 years for the building. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the applicable lease which ranges from 7 to 18 years.

The Company manufactures its own proprietary products for sale through its stores and catalogs. Costs incurred for tooling, dies and package design are deferred and amortized over the estimated life of these products, which is generally two years. At January 31, 1999 and 1998, capitalized costs included in property and equipment, net of related amortization, were $2,239,000 and $1,566,000, respectively.

The Company reviews its long-lived assets, including identifiable intangible assets, whenever events or changes indicate the carrying amount of such assets may not be recoverable. The Company's policy is to review the recoverability of all assets, at a minimum, on an annual basis. Based on the Company's review at January 31, 1999, no material adjustment was made to long-lived assets.

Income Taxes: Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events then known to management that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered other than changes in the tax law or rates.

Stock-Based Compensation: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

Earnings Per Share: Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding during each year of 8,532,588, and 8,303,425, and 8,260,208, for the fiscal years ended January 31, 1999, 1998, and 1997. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options. Weighted average number of common shares outstanding was adjusted for 540,244 and 233,607 incremental shares assumed issued on the exercise of common stock during the fiscal years ended January 31, 1999 and 1998. Stock options were excluded from the computation of diluted loss per share for the year ended January 31, 1997, as the effect would be anti-dilutive.

Options for which the exercise price was greater than the average market price of common stock for the period were not included in the computation of diluted earnings per share. The number of such options for which the exercise price was greater than the average market price of $6.66 and $3.56 for the fiscal years ended January 31, 1999 and 1998, was 14,000 and 97,500.

Comprehensive Income: In 1998, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains, and losses that currently bypass the income statement and are reported directly as a separate component of equity). Comprehensive income does not differ from net earnings (loss) for the Company for the years ended January 31, 1999, 1998, and 1997.

New Accounting Standards: In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. This statement is effective for years beginning after June 15, 1999 and is not applied retroactively to financial statements for prior periods. The Company believes that this statement will not have a material effect on its financial statements.

Reclassification: Certain reclassifications have been made to prior years' financial statements in order to conform with the classifications of the January 31, 1999 financial statements.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1999, 1998, and 1997

Note B -- Property and Equipment

Property and equipment is summarized as follows:

                                                   Fiscal Year Ended January 31,
                                                   -----------------------------
                                                       1999             1998
Dollars in thousands                              (Fiscal 1998)    (Fiscal 1997)
--------------------------------------------------------------------------------
Leasehold improvements                                $25,419         $24,071
Office furniture and equipment                         35,466          30,313
Transportation                                             16           2,439
Land                                                       53              53
Building                                                2,874           2,874
                                                      -------         -------
                                                       63,828          59,750
Less accumulated depreciation
         and amortization                              41,315          38,908
                                                      -------         -------
                                                      $22,513         $20,842
                                                      -------         -------

Note C -- Other Assets

The Company has an agreement under which it will advance the premiums on a split-dollar life insurance policy for its Chairman of the Board, Founder, and Chief Executive Officer. The Company has an interest in the insurance benefits equal to the amount of the premiums advanced. The amount receivable for premiums advanced as of January 31, 1999 and 1998 was $766,000 and $590,000, respectively.

Note D -- Revolving Loan and Notes Payable

The Company has a revolving secured credit facility with The CIT Group/Business Credit, Inc., which expires September 2003. The credit facility has been amended on several occasions and, as of January 31, 1999, the agreement allows Company borrowings and letters of credit up to a maximum of $30 million for the period from October 1, 1999 through December 31, 1999, and up to $20 million for other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either prime plus 0.25% per annum or at LIBOR plus 2.25% per annum based on financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. For the period ended January 31, 1999 and 1998, the Company was in compliance with all covenants.

The credit facility allows for seasonal borrowings as follows:

October 1 through December  31,

2000                                                                 $31 million
2001                                                                 $32 million
2002                                                                 $33 million

At January 31, 1999 and 1998, the Company had no amounts outstanding on its revolving loan credit facility. Letter of credit commitments as of January 31, 1999 and 1998 were $4,108,000 and $2,321,000, respectively.

In addition, the credit facility provides for term loans for capital expenditures (Term Loans) up to an aggregate of $4.5 million. Amounts borrowed under the Term Loans bear interest at a variable rate of either prime plus 0.50% (8.25% at January 31,1999) per annum or at LIBOR plus 2.50% per annum based on financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. Notes payable included a Term Loan which bears interest at a variable rate of prime plus 0.50%, (8.25% at January 31, 1999) provides for monthly principal payments of $55,555 plus the related interest payment, and matures in October 1999. At January 31, 1999 and 1998, the balance of the Term Loan was $500,000 and $1,167,000, respectively.

Notes payable included a mortgage loan collateralized by the Company's distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. At January 31, 1999 and 1998, the balance of this note was $2,648,000 and $2,772,000, respectively.

At January 31, 1998, notes payable also included a mortgage loan collateralized by equipment. This note was paid off in fiscal 1998 with the proceeds from sale of the collateralized equipment.

Future minimum principal payments on notes payable at January 31, 1999, are as follows:

Dollars in thousands
--------------------------------------------------------------------------------
Fiscal Year Ending January 31,
2000                                                                     $   635
2001                                                                         147
2002                                                                         160
2003                                                                         173
2004                                                                         189
Later years                                                                1,844
                                                                          ------
Total notes payable                                                       $3,148
                                                                          ------

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1999, 1998, and 1997

Note E -- Income Taxes

                                            Fiscal Year Ended January 31,
                                  ----------------------------------------------
                                        1999             1998            1997
Dollars in thousands              (Fiscal 1998)    (Fiscal 1997)   (Fiscal 1996)
--------------------------------------------------------------------------------
Currently payable (refundable):
         Federal                      $ 3,848         $(1,036)        $   248
         State                            679            (183)             44
                                      -------         -------         -------
                                        4,527          (1,219)            292
Deferred:
         Federal                       (1,240)          1,372          (2,710)
         State                           (219)            242            (478)
                                      -------         -------         -------
                                       (1,459)          1,614          (3,188)
                                      -------         -------         -------
                                      $ 3,068         $   395         $(2,896)
                                      -------         -------         -------


The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                                              Fiscal Year Ended January 31,
                                      ------------------------------------------
                                           1999          1998          1997
                                      (Fiscal 1998) (Fiscal 1997)  (Fiscal 1996)
--------------------------------------------------------------------------------
Federal tax rate                           34.0%         34.0%         34.0%
State income tax,
less federal benefit                        6.0           6.0           6.0
                                           ----          ----          ----
Effective tax rate                         40.0%         40.0%         40.0%
                                           ----          ----          ----


Deferred taxes result from differences in the recognition of expense for income tax and financial reporting purposes. Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

                                                   Fiscal Year Ended January 31,
                                                  ------------------------------
                                                      1999              1998
Dollars in thousands                             (Fiscal 1998)     (Fiscal 1997)
--------------------------------------------------------------------------------
Current:
         Nondeductible reserves                     $ 4,123           $ 3,809
         Deferred catalog costs                        (981)           (1,993)
         State taxes                                   (755)             (569)
                                                    -------           -------
Current--net                                          2,387             1,247
                                                    -------           -------
Noncurrent:
         Deferred rent                                1,198             1,429
         Depreciation                                 2,967             2,356
         Deductible software costs                   (1,127)           (1,050)
         Other--net                                    (173)             (189)
                                                    -------           -------
Noncurrent--net                                       2,865             2,546
                                                    -------           -------
Total                                               $ 5,252           $ 3,793
                                                    -------           -------


Note F -- Leases

The Company leases its offices, retail facilities, and equipment under operating leases for terms expiring at various dates through 2008. Under the terms of certain of the leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The aggregate minimum annual lease payments under leases in effect at January 31, 1999, are as follows:

Dollars in thousands
--------------------------------------------------------------------------------
Fiscal Year Ending January 31,
2000                                                                    $ 14,875
2001                                                                      13,392
2002                                                                       9,625
2003                                                                       9,411
2004                                                                       8,891
Later years                                                               19,535
                                                                        --------
Total minimum lease commitments                                         $ 75,729
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

Net rental expense for all operating leases was as follows:

                                        Fiscal Year Ended January 31,
                               -------------------------------------------------
                                    1999              1998              1997
Dollars in thousands           (Fiscal 1998)     (Fiscal 1997)     (Fiscal 1996)
--------------------------------------------------------------------------------
Minimum rentals                   $15,273           $13,812           $13,259
Percentage rentals
and other charges                   5,914             5,559             5,546
                                  -------           -------           -------
                                  $21,187           $19,371           $18,805
                                  -------           -------           -------

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1999, 1998, and 1997

Note G -- Stockholders' Equity

Under the Company's stock repurchase program, the Company is authorized by its Board of Directors to repurchase up to $1,600,000 of common stock. Through January 31, 1999, the Company has repurchased a total of 186,100 shares at an average price of $5.95 per share, including 35,000 shares in fiscal 1997 for $124,000.

Under the Company's 1985 Stock Option Plan, as amended, non-qualified options to purchase common stock are granted to officers, key employees and consultants, up to an aggregate 2,405,000 shares. Options generally vest over a four to six year period from the date of the grant and are priced at 100% of the fair market value at the date of the grant. The Stock Option Plan limits the maximum number of shares any one individual may be granted per fiscal year, and allows individuals owning more than 25% of the Company's common stock to receive stock options. Non-employee members of the Board are ineligible to receive stock option grants under this plan.

The Company also has the 1994 Non-Employee Directors Stock Option Plan, as approved by stockholders, to allow for stock option grants of common stock to the non-employee members of the Board of Directors, up to an aggregate 50,000 shares. Options will be immediately exercisable, vest over one year of Board service from the date of the grant, and are priced at 100% of the fair market value at the date of the grant. Any shares purchased under the option plan will be subject to repurchase by the Company at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting.

At January 31, 1999, the Company had reserved 403,500 shares and 19,000 shares, under the 1985 Stock Option Plan and the 1994 Non-Employee Directors Stock Option Plan, respectively, for the granting of additional stock options.

Additional Stock Plan Information

As discussed in Note A, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net earnings
(loss) and earnings (loss) per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, five years from date of grant; stock volatility, 51% in both fiscal 1998 and 1997, and 45% in fiscal 1996; risk-free interest rates, 5.12% in fiscal 1998, 6.10% in fiscal 1997, and 6.21% in fiscal 1996; and no dividends during the expected term.

The Company's calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1998, fiscal 1997, fiscal 1996 and fiscal 1995 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings (loss) would have been $4,338,715 ($0.51 earnings per share - basic and $0.48 earnings per share -diluted) in fiscal 1998, $383,000 ($0.05 earnings per share - basic and $0.04 earnings per share - diluted) in fiscal 1997, and $(4,576,000) ($0.55 loss per share - basic and diluted) in fiscal 1996. However, the impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1998, fiscal 1997, and fiscal 1996 pro forma adjustments are not necessarily indicative of future period pro forma adjustments, when the calculation will apply to all future applicable stock options.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1999, 1998, and 1997

Note G -- Stockholders' Equity (continued)

The following table reflects the activity under these plans:

                                                                                                  Weighted
                                                                          Number of               Average
                                                                           Options             Exercise Price
                                                                        -------------------------------------
Balance at January 31, 1996                                               1,178,270              $   4.03
Granted (weighted average fair value of $1.70)                              951,800                  3.54
Exercised                                                                   (15,960)                 4.39
Cancelled                                                                  (609,610)                 5.58
                                                                          ---------
Balance at January 31, 1997                                               1,504,500                  3.13
Granted (weighted average fair value of $1.81)                              129,300                  3.24
Exercised                                                                  (124,340)                 1.92
Cancelled                                                                   (71,260)                 3.83
                                                                          ---------
Balance at January 31, 1998                                               1,438,200                  3.21
Granted (weighted average fair value of $2.07)                              463,000                  4.05
Exercised                                                                  (410,715)                 2.39
Cancelled                                                                  (345,380)                 3.48
                                                                          ---------
Balance at January 31, 1999                                               1,145,105              $   3.76

Exercisable at January 31, 1997                                             624,000              $   2.49
                                                                          ---------
Exercisable at January 31, 1998                                             591,000              $   2.73
                                                                          ---------
Exercisable at January 31, 1999                                             379,000              $   3.58
                                                                          ---------


                              Options Outstanding                                      Options Exercisable
------------------------------------------------------------------------------   -------------------------------
                             Number      Weighted Average     Weighted Average     Number            Weighted
        Range of          of Options    Remaining Contractual     Exercise       of Options          Average
    Exercise Prices      Outstanding         Life (years)          Price         Exercisable      Exercise Price
------------------------------------------------------------------------------   -------------------------------
     $1.16 - $1.99            9,995              2.9               $1.88            10,000            $1.88
      2.00 -  3.99          976,470              8.5                3.58           326,000             3.40
      4.00 -  7.94          158,640              8.9                4.99            43,000             5.33
                          ---------                                                -------
     $1.16 - $7.94        1,145,105              8.5               $3.76           379,000            $3.58
                          ---------                                                -------


Note H -- 401k Savings Plan

The Company maintains a defined contribution, 401k Savings Plan, covering all employees who have completed one year of service with at least 1,000 hours and who are at least 21 years of age. The Company makes employer matching contributions at its discretion. Company contributions amounted to $73,000, $77,000, and $81,000 for the fiscal years ended January 31, 1999, 1998, and 1997, respectively.

Note I -- Provision for Loss Due to Closure of SPA Collection Division

The Company critically evaluates the results and long-term potential of its current and test business concepts in order to determine which will generate the greatest return on its investments. As part of this process, in January 1997 the Company decided to close the unprofitable SPA Collection division.

During the fourth quarter of fiscal 1996, the Company incurred a one-time charge related to the closure of the SPA Collection division of $8,000,000 ($4,800,000 net of the tax benefit, or 56 cents loss per share). The one-time charge primarily related to the lease commitments and the net book value of fixed assets related to the SPA Collection division. The liability related to this one-time charge at January 31, 1999, and January 31, 1998, in the amount of $200,000 and $3,822,000, respectively, was included in accrued expenses.

Note J -- Commitments and Contingencies

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have an adverse material effect on the Company's financial position and results of operations.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1999, 1998, and 1997

Note K -- Segment Information

The Company classifies its business interests into two reportable segments: retail stores and catalog. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note A). The Company evaluates performance and allocates resources based on operating contribution, which excludes unallocated corporate general and administrative costs and income tax expense or benefit. The Company's reportable segments are strategic business units that offer the same products and utilize common merchandising, distribution, and marketing functions, as well as common information systems and corporate administration. The Company does not have intersegment sales, but the segments are managed separately because each segment has different channels for selling the products.

Financial information for the Company's business segments is as follows:

                                                                      Fiscal Year  Ended January 31,
                                                      -------------------------------------------------------------
                                                           1999                    1998                    1997
Dollars in thousands                                  (Fiscal 1998)           (Fiscal 1997)           (Fiscal 1996)
-------------------------------------------------------------------------------------------------------------------
Revenues
Stores                                                  $ 162,371               $ 151,589               $ 149,321
Catalog                                                    70,750                  58,772                  53,577
Other                                                       9,993                   6,454                   7,347
                                                        ---------               ---------               ---------
Total Revenues                                          $ 243,114               $ 216,815               $ 210,245
                                                        ---------               ---------               ---------
Operating Contributions
Stores                                                  $  19,405               $  15,170               $   7,634
Catalog                                                     8,814                   3,059                   7,411
Unallocated                                               (20,549)                (17,241)                (22,286)
                                                        ---------               ---------               ---------
Earnings (Loss) Before Income Tax (Benefit)             $   7,670               $     988               $  (7,241)
                                                        ---------               ---------               ---------
Depreciation and Amortization
Stores                                                  $   2,812               $   2,516               $   2,692
Catalog                                                      --                      --                      --
Unallocated                                                 2,215                   1,818                   1,503
                                                        ---------               ---------               ---------
Total Depreciation and Amortization                     $   5,027               $   4,334               $   4,195
                                                        ---------               ---------               ---------
Asset Expenditures
Stores                                                  $   5,988               $   2,722               $   4,104
Catalog                                                      --                      --                      --
Unallocated                                                 2,443                   1,715                   2,475
                                                        ---------               ---------               ---------
Total Asset Expenditures                                $   8,431               $   4,437               $   6,579
                                                        ---------               ---------               ---------
Assets
Stores                                                  $  13,673               $  11,564               $  14,434
Catalog                                                      --                      --                      --
Unallocated                                                68,372                  67,098                  64,370
                                                        ---------               ---------               ---------
Total Assets                                            $  82,045               $  78,662               $  78,804
                                                        ---------               ---------               ---------

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 1999 and 1998

Note L -- Quarterly Financial Information (Unaudited)

Dollars in thousands except per share amounts                                       Three Months Ended
                                                              ----------------------------------------------------------------------
                                                              April 30,           July 31,           October 31,         January 31,
Fiscal Year Ended January 31, 1999                              1998                1998                1998                 1999
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                                      $  39,751           $  49,532           $  42,955           $ 110,876
Expenses
         Cost of products                                        20,743              25,780              22,404              54,204
         Buying and occupancy                                     6,337               6,261               6,397               7,158
         Advertising and promotion                                4,512               6,904               4,906              11,074
         General, selling and administrative                     11,646              12,383              12,285              22,692
Other income (expense)                                             (163)               (176)                603                 (22)
Earnings (loss) before income tax (benefit)                      (3,650)             (1,972)             (2,434)             15,726
Income tax (benefit)                                             (1,460)               (789)               (974)              6,291
Net earnings (loss)                                           $  (2,190)          $  (1,183)          $  (1,460)          $   9,435
Net earnings (loss) per share - Basic(1)                      $   (0.26)          $   (0.14)          $   (0.17)          $    1.08
                                Diluted(2)                    $   (0.26)          $   (0.14)          $   (0.17)          $    0.98



Dollars in thousands except per share amounts                                       Three Months Ended
                                                              ----------------------------------------------------------------------
                                                              April 30,           July 31,           October 31,         January 31,
Fiscal Year Ended January 31, 1999                              1997                1997                1997                 1998
-----------------------------------------------------------------------------------------------------------------------------------

Revenues                                                      $  36,273           $  43,340           $  41,106           $  96,096
Expenses
         Cost of products                                        19,563              23,472              22,115              50,385
         Buying and occupancy                                     5,707               5,783               5,946               6,468
         Advertising and promotion                                3,546               4,715               4,036              10,498
         General, selling and administrative                     11,021              11,739              11,429              18,885
Other income (expense)                                              (45)               (118)               (198)               (158)
Earnings (loss) before income tax (benefit)                      (3,609)             (2,487)             (2,618)              9,702
Income tax (benefit)                                             (1,443)               (995)             (1,047)              3,880
Net earnings (loss)                                           $  (2,166)          $  (1,492)          $  (1,571)          $   5,822
Net earnings (loss) per share - Basic(1)                      $   (0.26)          $   (0.18)          $   (0.19)          $    0.70
                                Diluted(2)                    $   (0.26)          $   (0.18)          $   (0.19)          $    0.67

(1) Basic earnings per share is calculated for interim periods including the effect of stock options exercised in prior interim periods. Basic earnings per share for the fiscal year is calculated using weighted shares outstanding based on the date stock options were exercised. Therefore, basic earnings per share for the cumulative four quarters may not equal fiscal year basic earnings per share.

(2) Diluted net earnings per share for the fiscal year and for quarters with net earnings are computed based on weighted average common shares outstanding which include common stock equivalents (stock options). Net loss per share for quarters with net losses is computed based solely on weighted average common shares outstanding. Therefore, the net earnings (loss) per share for each quarter do not sum up to the earnings per share for the full fiscal year.

Corporate Data
--------------------------------------------------------------------------------
Sharper Image Corporation


Board of Directors
--------------------------------------------------------------------------------
Richard Thalheimer                          Morton David
Founder                                     Retired Chairman, President, and
Chairman of the Board                       Chief Executive Officer
Chief Executive Officer                     Franklin Electronic Publishers, Inc.

Alan Thalheimer                             Gerald Napier
Retired Business Executive                  Retired President of
                                            I. Magnin and Company
Maurice Gregg
Retail Financial Consultant



Officers
--------------------------------------------------------------------------------
Richard Thalheimer                          Joe Williams
Founder                                     Senior Vice President
Chairman of the Board                       Loss Prevention
Chief Executive Officer
                                            Roger Bensinger
Barry Gilbert                               Vice President
Vice Chairman                               Business Development
Chief Operating Officer
                                            Barry Jacobsen
Tracy Wan                                   Vice President
Executive Vice President                    Distribution
Chief Financial Officer
Corporate Secretary                         Ralph Odom
                                            Vice President
Greg Alexander                              Stores
Senior Vice President
Management Information Systems              Mary Tanner
                                            Vice President
Tony Farrell                                Human Resources
Senior Vice President
Creative Services                           Charles Taylor
                                            Vice President
Davia Kimmey                                Sharper Image Design
Senior Vice President
Marketing                                   Robert Thompson
                                            Vice President
Shannon King                                Merchandising
Senior Vice President
Merchandising



Corporate Headquarters
--------------------------------------------------------------------------------
Corporate Headquarters                      SEC Form 10-K
650 Davis Street                            A copy of the Company's annual
San Francisco, CA 94111                     report to the Securities and
Telephone (415) 445-6000                    Exchange Commission of Form
FAX: (415) 445-1574                         10-K  (exclusive of exhibits) is
                                            available without charge upon
Transfer Agent and                          written request to:
Registrar                                        Investor Relations
Chase Mellon Shareholder                         The Sharper Image
Services LLC                                     650 Davis Street
85 Challenger Road                               San Francisco, CA 94111
Overbeck Center
Ridgefield Park, NJ 07660                   Annual Meeting
                                            The Annual Meeting of
Corporate Counsel                           Stockholders of Sharper Image
Brobeck, Phleger & Harrison LLP             Corporation  will be held on
One Market                                  Monday,  June 7, 1999,  at 10 am
Spear Street Tower                          at the World Trade Club,
San Francisco, CA 94105                     Ferry  Building,
                                            San Francisco, California.
Independent Auditors
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105



Common Stock Market
Prices and Dividend Policy
--------------------------------------------------------------------------------
The common stock of Sharper Image Corporation is traded in the Nasdaq National Market under the symbol SHRP. The following table sets forth, for the periods indicated, the range of high and low prices reported for the common stock.

The Company has not paid cash dividends to holders of its common stock.

                           Fiscal Year 1998        Fiscal Year 1997
                           High        Low         High      Low
First Quarter             11 5/8     4  1/16      4 3/4     3
Second Quarter             8 3/8     4 11/16      4         2  7/8
Third Quarter              5 5/8     2  1/2       3 7/8     2 13/16
Fourth Quarter            25         3  3/4       4 3/8     2  7/8


Independent Auditors' Report
--------------------------------------------------------------------------------
Board of Directors
Sharper Image Corporation
San Francisco, California

We have audited the accompanying balance sheets of Sharper Image Corporation as of January 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sharper Image Corporation as of January 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP                           [Deloitte & Touche LLP Logo]

San Francisco, California
March 26, 1999

                                [graphic omitted]




                        Our stereo CD Radio/Alarm Clock
                      with Sound Soother(R) was created by
                      Sharper Image Design. Introduced in
                      1998, it was an imediate top seller.




                           Sharper Image Corporation
                                650 Davis Street
                            San Francisco, CA 94111
                              www.sharperimage.com

(R)The Sharper Image is a registered trademark of Sharper Image Corporation.
(TM)Sharper Image Design is a trademark of Sharper Image Corporation.