Form 10-K405, Exhibit 13
period 2000-01-31
SHARPER IMAGE CORP
filed 2000-05-01
CIK 811696

THE
                                    SHARPER
                                     IMAGE





                               1999 Annual Report

                               Corporate Profile

         Sharper Image Corporation is a multi-channel specialty retailer and product developer that is nationally and internationally renowned as a leading source of new, innovative, high-quality products that make life eaiser and more enjoyable.

         The Sharper Image enjoys an exceptionally strong brand identity, with a name that is synonymous with fun and entertainment, design and creativity, uniqueness and technological innovation.

         A key strength is the Company's ability to create exclusive proprietary merchandise. These products, labeled Sharper Image Design(TM), are highly marketable and form the foundation of the Company's success in diverse channels of distribution.

         The Company currently operates 90 stores nationwide, and generates direct sales through its monthly Sharper Image print catalog and online at sharperimage.com, the Company's Internet e-commerce Web site.

         The Company also generates business-to-business revenues through its corporate incentive and rewards programs and wholesale operations.


     NET EARNINGS             TOTAL REVENUES                INTERNET REVENUES
    ($ THOUSANDS)              ($ MILLIONS)                    ($ MILLIONS)

1997    1998   1999          1997    1998    1999         1997   1998     1999
----    ----   ----          ----    ----    ----         ----   ----     ----
       FISCAL                       FISCAL                      FISCAL

593    4,602   9,325        216.8    243.1   294.4        1.6     4.9     28.5

                             Record Accomplishments

Record net earnings of $9.3 million, a 103 percent increase over the prior fiscal year, and

Record total revenues of $294.4 million, a 21 percent increase

Record gross margin rate of 51.0 percent, a 2.0 percentage point increase

Record Internet sales of $28.5 million, a 479 percent increase

Record store sales of $188.4 million, a 16 percent increase, including 12 percent increase in comparable store sales.


Financial Highlights
--------------------------------------------------------------------------------

                                                                   Fiscal Year Ended January 31,
                                          --------------------------------------------------------------------------
                                               2000            1999           1998           1997           1996
                                          (Fiscal 1999)   (Fiscal 1998)  (Fiscal 1997)  (Fiscal 1996)  (Fiscal 1995)
                                          --------------------------------------------------------------------------
Operating Results
Revenues                                  $   294,365     $   243,114    $   216,815    $   210,245     $   204,184
Provision for loss on the closure
  the SPA Collection division                      --              --             --         (8,000)(1)          --
Earnings (loss) before income taxes            15,541           7,670            988         (7,241)            739
Net earnings (loss)                             9,325           4,602            593         (4,345)            444
Net earnings (loss) per share - Basic            0.89(2)         0.54           0.07          (0.53)           0.05
                                Diluted   $      0.82(2)  $      0.51    $      0.07    $     (0.53)    $      0.05
Balance Sheet Data
Working capital                           $    54,644     $    16,003    $    11,633    $     9,429     $    17,233
Total assets                                  142,119          82,045         78,662         78,804          70,456
Long term notes payable                         2,366           2,513          3,299          4,245           3,355
Stockholders' equity                      $    77,123     $    36,649    $    29,156    $    28,449     $    32,758
Current ratio                                    1.93            1.40           1.27           1.22            1.56
Statistics
Number of stores at year end                       89              87             85             82(3)           78(3)
Comparable store sales increase (decrease)       12.3%            5.3%           1.1%          (2.1%)           3.3%
Annualized net sales per square foot      $       546     $       484    $       465    $       458     $       473
Number of catalogs mailed(4)               47,581,000      41,338,000     38,261,000     34,795,000      32,780,000
Average revenue per transaction:
   Stores                                 $       106     $       102    $       104    $        97     $       106
   Catalog(4)                             $       145     $       141    $       160    $       169     $       122
   Internet                               $        97(5)  $       140    $       111    $        77     $        77
Return on average stockholders' equity           16.4%           14.0%           2.1%           N/A             1.4%
Book value per share                      $      7.33     $      4.30    $      3.51    $      3.44     $      3.97
Weighted average number of shares
 outstanding -
   Basic                                   10,516,358       8,532,588      8,303,425      8,260,208       8,249,259
   Diluted                                 11,358,004       9,072,832      8,537,032      8,260,208       8,682,078

 Dollars are in thousands except net earnings (loss) per share and statistics.

(1) The Company incurred a one-time charge related to the closure of the SPA Collection division of $0.56 loss per share.

(2) The earnings per share for fiscal 1999 reflect the dilutive effect of the additional 3.0 million shares generated from the July 1999 secondary offering.

(3)  Excludes six and four SPA Collection stores at January 31, 1997 and 1996.

(4) Based upon Sharper Image catalog - excludes other specialty and test mailing catalogs.

(5)  Includes results from auction site started in February 1999.

To Our Shareholders

     I'm delighted to report that 1999 was our best year ever. Annual revenues reached a record $294.4 million - climbing 21 percent over last year's record level. Our net earnings were the highest in our 23-year history, reaching $9.3 million, a 103 percent increase over the prior year's $4.6 million. Every sales channel posted consistently impressive gains and outperformed our expectations.

     Our comparable store sales increased 12 percent on top of last year's five percent gain; total retail store sales increased 16 percent, to a record $188.4 million. The Sharper Image catalog posted sales of $65.6 million, a 12 percent gain, as increased circulation help to drive sales in stores and online. Internet sales surged 479 percent, to $28.5 million. Our business-to-business operations also enjoyed excellent sales gains to record levels.

     Most importantly, we achieved these outstanding financial results by having a sound strategic vision that was consistently executed by an experienced team of associates.

Sharper Image Design(TM)

     Sharper Image is one of the most powerful brand names in retail, and our sophisticated product development capability gives us a distinct advantage over other retailers of hard goods. This year, Sharper Image Design(TM) products accounted for an impressive 29 percent of sales - 11 percentage points over last year's 18 percent. The popularity of both established and new proprietary products exceeded our expectations. The Ionic Breeze(TM) Silent Air Purifier, with exclusive patented electronics that propel air silently, was again the year's top seller. In 1999, we extended the Ionic Breeze line to include a Car Air Purifier, a Plug-In Air Purifier for small spaces, and a wearable Personal Air Purifier - all top performers. We created the Q Ball(TM), an irreverent, talking, high-tech version of a fortune-teller's crystal ball - our best-selling novelty item ever. And we created the world's first and only shower CD stereo.

     Sharper Image Design(TM) products, combined with private-label merchandise from other manufacturers, accounted for 50 percent of sales in 1999 and helped raise our gross margin to 51.0 percent, up 2.0 percentage points. As the selection continues to expand, plans for 2000 target our own-label products to account for up to 60% of sales.

Internet E-Commerce

     We launched our Web site nearly half a decade ago. It's difficult to fully characterize the dimensions of shifts in consumers' buying patterns, but one story will tell: During the peak days of December 1999, we did more online business in 72 hours than we did in all of 1997!

     In 1999, innovations at our Web site included establishing an auction site; adding 3D interactivity and sound to Web product presentations; creating successful email campaigns to our Internet buyers; and enhancing the ease of use with express shopping settings in a secure environment. E-commerce is a key focus of our strategy, and we will continue to devote significant human and financial resources to achieving high sales growth on the Web. The Internet is a quicker and more economical way to reach a vast consumer base and it gives us the best opportunity to realize our vision and become a much larger and more profitable company.

Growth

     This record year was the result of a unique business model and a great strategy, well executed. Powerful brand. Proprietary products. Direct-marketing know-how. Multi-channel synergy. Effective, aggressive multimedia advertising to attract new customers. Innovative use of online technologies. Superior merchandising and marketing. Solid operational infrastructure. We demonstrated our ability to achieve excellent results, consistently. This strategy will continue to be our focus in the next fiscal year and beyond. I want to express my heartfelt gratitude to our entire team of associates. They worked very hard all year and have enjoyed, with me, the satisfaction of achieving our goals. On behalf of all of us, I thank you for your confidence and support.


Sincerely,

/s/ Richard

Richard Thalheimer
Chairman, Founder and
Chief Executive Officer

FULL PAGE PHOTO


     The  CD  Shower  Companion(TM)  was
     created by Sharper Image Design(TM)
     and is the  world's  first and only
     stereo  CD  player  made for use in
     the Shower

FULL PAGE COLOR PHOTO

PHOTOS

IONIC HAIR WAND-PRO   LIGHTSCAPE RELAXATION SYSTEM   PERSONAL COOLING SYSTEM 2.0

                            SHARPER IMAGE DESIGN(TM)

     Sharper Image Design" products are conceived, designed, engineered, packaged, contract manufactured and marketed solely by the Company. Led by founder and CEO Richard Thalheimer, and Sharper Image senior vice president, Charles Taylor, our development team creates a wide range of innovative, high quality items - from interactive toy robots to silent air purifiers. Our "Invented Here" assortment is diverse, fresh, exciting, attractive and highly marketable to a broad base of consumers. Many products incorporate patented technologies that are unavailable elsewhere. Such items have no equal in the marketplace, cannot be price shopped, and vet they represent clear value to customers because of their imaginative, problem-solving usefulness. The higher margins of our own brand allow us to broaden our customer reach through increased multimedia advertising in our catalog and special single product mailers; in print media; on television, radio, infomercials and online; with email marketing programs; and in business-to-business trade publications. This combination of brand, product and advertising drove Sharper Image Design(TM) items to the top of our selling charts, accounting for 29 percent of sales to consumers. With more extraordinary products to be launched in 2000, Sharper Image Design" will continue to increase as a percentage of our growing sales.


PHOTOS

Powerflow Height-Enhancing Insoles

CD Radio/Alarm Clock with Sound Soother

Power Tower 100 Motorized CD Rack

PROPRIETARY PRODUCTS
(PERCENTAGE OF SALES)

        FISCAL
1997     1998     1999
8%       18%      29%

Sharper Image for Everyone

     Nearly a quarter century of visionary merchandising and imaginative marketing has made Sharper Image one of the most widely recognized and respected brands - an enduring American icon that conveys genuine enthusiasm for well designed, technologically innovative products that make life easier and more enjoyable. We aim to build on our brand's strengths to reach a larger base of consumers with proprietary Sharper Image Design(TM) products that are unique yet broadly appealing, fun yet useful, sophisticated yet affordable. Our aggressive multimedia advertising programs are designed to support the initiative to build a larger customer base.

     The Internet has fundamentally altered the business model for retailers. Many companies are threatened. But established sellers with a clearly positioned brand, exclusive products, multi-channel capability and direct-marketing know-how are capitalizing on this change in the competitive arena. The Sharper Image is among a select group of premier specialty retailers that, because of the Internet, is poised to seize this extraordinary opportunity for significant, profitable growth.

Sharper Image Stores

     The mortar in our "click and mortar" formula finished fiscal 1999, during the highest volume months, with five straight months of double-digit comparable stores sales growth. For the year, comparable store sales increased 12 percent - a clear signal that shopping in a store is still a vital and fun experience. Synergistic use of multimedia advertising - increased catalog circulation, new radio and TV campaigns, expanded newspaper coverage - helped our 89 stores to set an enviable record sales pace. In 2000, a new POS system will be installed in our stores to further enhance customer service capabilities. We're pleased with the updated look of our new format for stores. This year we plan to remodel up to eight stores and to open four to six new stores.


PHOTOS

Sharper Image stores in Palm Beach Gardens,
FLA, showcases our new design format.

FULL PAGE PHOTO

Colorful, distinctive packaging is key
to the visual merchandising and marketing of our Sharper Image Design(TM) brand in our stores.

FULL PAGE PHOTO

                   Internet                           Internet
                   Revenues                        Percentage of
                  ($ Millions)                        Revenues

                     FISCAL                            FISCAL
            1997      1998      1999          1997      1998      1999
            ----      ----      ----          ----      ----      ----
             1.6       4.9      28.5          0.7%      2.0%      9.7%

Internet

     Our e-commerce site, sharperimage.com, is widely recognized as a great place to visit, shop and buy. We're continuously improving our site's usability and entertainment value. In 1999, we added 3D interactivity and sound to dozens of product presentations using state-of-the-art 3D technology; rich media technology to show off the fun of the Q Ball's(TM) sound effects; express shopping enhancements to free customers from redundant keying of information; multiple ship-to addresses; virtual electronic gift certificates for
"Last-Second Shopping!"(TM); online gift registry; email promotions; gift guides; and a $2 incentive for catalog recipients to place orders online. Sales surged nearly six-fold in 1999. Early in 2000, Forbes.com honored us as one of only 33 Forbes Favorite Web sites - picking us as the best online store for "perfect gifts." We also launched our own auction site for Sharper Image merchandise and it was immensely popular right from the start. Our goals for fiscal 2000 are to maintain a very high rate of growth, fueled by Sharper Image Design(TM) products, increased advertising and dramatic site enhancements. Our sales goal for fiscal 2000 is to at least double 1999's record Internet revenues.

Catalog & Direct Marketing

     The Internet has revitalized the world of direct marketing - an arena where Sharper Image is one of the most recognized and prestigious brands. The industry's trade magazine, Catalog Age, last year named us as one of "The 10 Best Catalog Concepts Ever" - noting that The Sharper Image was "seminal in creating and influencing the catalog business" by being the first direct marketer "to make it cool for well-to-do, educated guys to buy by mail."

     The Company has obviously grown and changed in 23 years; research shows that two-thirds of our catalog buyers this holiday were women. What's more, our unique product assortment is now driven by best-sellers that clean air, remove carpet stains, address personal grooming needs and, in general, provide the kinds of innovative solutions that consumers have always sought from direct merchants.

     In 1999, we tested a single-product "solo mailer" and enjoyed tremendous success with several campaigns. These targeted solo mailers introduced our Ionic Breeze(TM) Silent Air Purifier - and The Sharper Image - to an entire new universe of consumers. This exceptionally profitable new program is expanding this year, with additional products and greatly increased circulation.

     To millions of loyal customers, our colorful monthly catalog is The Sharper Image - the medium that built the brand. It remains our principle advertising vehicle and, in 1999, we increased circulation 15 percent to its highest level ever - 47.6 million catalogs. This year, boosted by the surging popularity of our Sharper Image Design(TM) exclusive products and of online ordering, we plan to continue to increase catalog circulation and other direct marketing activities to attract new customers. The Company intends to continue the strategy of growing its customer base through aggressive multimedia advertising programs with the objective of achieving an appropriate return on investment.

Business-to-Business

     Sharper Image Corporate Incentives & Rewards have soared in popularity as sales-driven companies compete to keep their increasingly valuable human resources. The Sharper Image brand is widely recognized as one of the most effective motivators in this thriving marketplace - few can match the prized "trophy value" of a product award from The Sharper Image. What's more, our programs are regarded as among the most innovative in the business. Recently, the editors and online readers of Incentive magazine honored sharperimage.com as one of the incentive industry's best Web sites. New online programs include custom Web sites with major corporate customers, targeted emails as motivational tools, and e-Awards(TM) for tiered, points-based online Sharper Image catalogs.

     As part of our strategy to leverage our strong brand and exclusive products, this area of business-to-business sales is targeted for continued high growth in 2000.

     Sharper Image Wholesale enhances our market presence and helps to establish The Sharper Image as a premier source of innovative merchandise to a larger universe of consumers. Taking advantage of our Company's vertical integration, the wholesale sales force targets select department and specialty stores, catalogs and Web sites with appropriate selections of Sharper Image Design(TM) products. In 2000, this portion of our business is planned to selectively increase its international presence.

PHOTOS

The Sharper Image  is a leader in the incentives and rewards industry.

Management's Discussion and Analysis of
Results of Operations and Financial Condition
--------------------------------------------------------------------------------
Sharper Image Corporation

Results of Operations
Percentage of Total Revenues

                                              Fiscal Year Ended Jan. 31,
                                 -----------------------------------------------
                                     2000             1999             1998
                                 (Fiscal 1999)    (Fiscal 1998)    (Fiscal 1997)
                                 -----------------------------------------------
Revenues:
  Net store sales                    64.0%            66.8%             69.9%
  Net catalog sales                  22.3             29.1              27.1
  Net Internet sales                  9.7              2.0               0.7
  Net wholesale sales                 3.5              1.4               1.5
  List rental                         0.4              0.5               0.5
  Licensing                           0.1              0.2               0.3
                                    -----            -----             -----
Total Revenues                      100.0%           100.0%            100.0%

Costs and Expenses:
  Cost of products                   48.8             50.6              53.3
  Buying and occupancy                9.5             10.8              11.0
  Advertising and promotion          12.9             11.2              10.5
  General, selling, and
    administrative                   23.7             24.3              24.5
                                    -----            -----             -----
Operating Income                      5.1              3.1               0.7
Other Income (Expense)                0.2              0.1              (0.2)
                                    -----            -----             -----
Earnings Before Income Tax            5.3              3.2               0.5
Income Tax                            2.1              1.3               0.2
                                    -----            -----             -----
Net Earnings                          3.2%             1.9%              0.3%
                                    =====            =====             =====

Revenues
                                              Fiscal Year Ended Jan. 31,
                                 -----------------------------------------------
                                     2000             1999             1998
Dollars in thousands             (Fiscal 1999)    (Fiscal 1998)    (Fiscal 1997)
                                 -----------------------------------------------
Net store sales                    $188,416        $162,371          $151,589
Net catalog sales                    65,617          70,750*           58,772*
Net Internet sales                   28,495           4,922             1,633
Net wholesale sales                  10,483           3,464             3,199
                                   --------        --------          --------
Total Net Sales                     293,011         241,507           215,193
List rental                           1,129           1,088               982
Licensing                               225             519               640
                                   --------        --------          --------
Total Revenues                     $294,365        $243,114          $216,815
                                   ========        ========          ========

* Includes net sales from the Home Collection Catalog of $12,016,000 and $9,647,000 for fiscal 1998 and 1997, respectively. The test mailings of the Home Collection Catalog were terminated in late fiscal 1998 and accordingly those sales are not recurring in net catalog sales for fiscal 1999.

     Net sales for fiscal 1999 increased $51,504,000, or 21.3%, from the prior fiscal year. Returns and allowances were 11.0% of sales for fiscal 1999, as compared with 11.4% for fiscal 1998. The increase in fiscal 1999 Company net sales compared to fiscal 1998 was attributable to increases in net sales from Sharper Image stores of $26,045,000; increases in net sales from the Sharper Image catalog (excluding Home Collection) of $6,883,000; and increases in net sales from Internet operations of $23,573,000. The total Company increase in net sales was partially offset by the decrease in net sales attributable to the discontinuance of the test mailings of the Sharper Image Home Collection catalog in fiscal 1998. Excluding the net sales of the Sharper Image Home Collection catalog for fiscal 1998 for comparative purposes, Company net sales increased $63,520,000, or 27.7%, respectively.

     There were three key factors that contributed to the revenue growth. The first was the continued popularity of Sharper Image Design proprietary products, as well as private label products. The continuing development and introduction of these new and popular products is an important factor in the Company's future success. Sharper Image Design proprietary products increased from 18% of net sales to consumers in fiscal 1998 to 29% in fiscal 1999. Private label products increased from 11% of net sales to consumers in fiscal 1998 to 21% in fiscal 1999. Secondly, management believes the effectiveness of its increased multimedia advertising initiatives in fiscal 1999 was also a significant contributing factor in achieving record revenue levels and attracting new customers and will be an important factor in future revenue growth, although there can be no assurances of the continued success of these and future advertising initiatives. Rounding out the factors, the surge in the popularity of online shopping, and the Company's determined push to have a robust e-commerce site, also contributed to the higher level of revenue growth.

     For fiscal 1999, net store sales increased $26,045,000, or 16.0%, and comparable store sales increased by 12.3%. The increase in net store sales for fiscal 1999 reflects a 12.8% increase in total store transactions, with a 3.0% increase in average revenue per transaction. Partially contributing to the increased transactions is that several key stores were remodeled in 1998. Although during the remodeling only a portion of the remodeled stores were open for business, the appealing new store format increased store traffic in subse-

--------------------------------------------------------------------------------
Sharper Image Corporation

Revenues (continued)

quent months by reaching an expanded customer base with broad appeal products, and enhanced visibility through additional advertising. The increase in net store sales in fiscal 1999 is also attributable to the fiscal 1999 opening of five new stores and annualized sales of four new stores opened in fiscal 1998 partially offset by three stores that closed at their lease maturity in fiscal 1999. Net sales per average square foot increased to $546 for fiscal 1999, compared to $484 in fiscal 1998 and $465 in fiscal 1997. The Company's store productivity continues to improve as sales per square foot increases and compares favorably to the industry.

     Net catalog sales for fiscal year 1999 decreased $5,133,000 or 7.3% from fiscal 1998, which includes the decrease in the Sharper Image Home Collection Catalog sales, due to the discontinuation of the test mailings of that catalog in late fiscal 1998. Excluding the sales of the Home Collection Catalog in fiscal 1998, net catalog sales increased $6,883,000, or 11.7% in fiscal 1999. Excluding Home Collection Catalog operations, the fiscal 1999 increase in Sharper Image Catalog net sales reflects an increase of 9.0% in transactions and a 2.5% increase in average revenue per transaction, compared to the prior year. Management believes the increase in Sharper Image catalog sales is partially attributable to a 13.5% increase in Sharper Image Catalog pages circulated in fiscal 1999 as compared to fiscal 1998, as well as the continued popularity of Sharper Image Design proprietary and private label products. Management is continually reviewing the number of catalogs and the pages circulated in its efforts to optimize the revenues from catalog advertising and is currently planning an increase in pages circulated for fiscal 2000. The Company intends to continue the strategy of growing its customer base through aggressive multimedia advertising programs, as well as marketing to these newly acquired customers.

     The Company's fiscal 1999 Internet sales from sharperimage.com, which includes the Sharper Image auction site, increased $23,573,000, or 478.9%, from fiscal 1998. The fiscal 1999 increase in Internet net sales reflects an increase of 736.4% in transactions. The Company's e-commerce site, sharperimage.com, was enhanced with several new feature improvements from ease-of-use and technology perspectives. 3D interactivity and sound technology was introduced along with other rich media technologies to present products in fun and entertaining ways. New features include express shopping settings, one time registration in a secure environment, gift guides, virtual gift certificates, email marketing promotions, multiple addresses stored securely for customer's gift lists, and $2 off ordering incentives for Internet purchases. The increase in transactions was partially offset by a 30.8% decrease in average revenue per transaction, compared to the prior year. The decrease in average revenue per transaction is primarily attributable to the Internet auction activity, which began in the Company's first quarter ended April 30, 1999. The auction site was launched to further the Company's strategy of increasing its Internet business and broadening its customer base, and has significantly increased total visits and page views on the Company's Web site. The auction site not only offers consumers the fun of bidding on and winning products at less than retail prices, it also allows the Company the opportunity to effectively manage its closeout products.

     Net wholesale sales for fiscal year 1999 increased $7,019,000, or 202.6%, compared to fiscal 1998, primarily due to new customers acquired prior to the 1999 holiday season. Certain of these customers were part of a test concept program and may not generate repeat sales in fiscal 2000.

     Net sales of $241,507,000 for fiscal 1998 increased $26,314,000,  or 12.2%, from the prior fiscal year. Returns and allowances as a percentage of sales were 11.4% for fiscal 1998, compared to 12.2% for fiscal 1997. Net store sales increased $10,782,000, or 7.1%, comparable store sales increased 5.3%, net catalog sales increased $11,978,000, or 20.4%, net Internet sales increased $3,289,000, or 201.5%, and net wholesale sales increased $265,000, or 8.3%, as compared to fiscal 1997.

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

     Net catalog sales for fiscal 1998 were positively impacted by an increase of 34.7% in total catalog orders partially offset by a 10.6% decrease in average revenue per order. The increase in catalog orders was partially attributable to advertising campaigns in major consumer magazines and newspapers. The Company believes that the 8.0% increase in the number of catalogs circulated for

--------------------------------------------------------------------------------
Sharper Image Corporation

Revenues (continued)

Sharper Image catalog during fiscal 1998 also contributed to increases in net store sales and comparable store sales.

     The Company's Internet sales increased to $4.9 million in fiscal 1998 from $1.6 million in fiscal 1997. Fiscal 1998 experienced a 139.1% increase in Internet orders and a 26.1% increase in average revenue per transaction from fiscal 1997. The threefold increase in sales reflects the increase in the number of online shoppers and the Company's commitment to grow its e-commerce.

     Net wholesale sales increased $264,000, or 8.3%, primarily due to increased sales of the Company's Sharper Image Design proprietary products.

     For the purpose of determining comparable store sales, comparable stores are defined as those which were open during the entire comparable month of the previous year and are compared monthly for purposes of this analysis. Inflationary effects are not considered significant to the growth of sales.

Cost of Products

     Cost of products for fiscal 1999 increased $20,551,000, or 16.7%, from fiscal 1998. The increase in cost of products is due to the higher sales volume compared to the prior year, partially offset by the reduced sales of The Sharper Image Home Catalog Collection, which carried products with higher costs. The gross margin rate for fiscal 1999 was 51.0%, which was 2.0 percentage points better than the comparable prior year period. The higher gross margin rate reflects an increase in sales of Sharper Image Design proprietary and private label products, which generally carry higher margins than branded products. The Sharper Image Design proprietary products percentage of net sales, exclusive of wholesale, increased to 29% from 18%, in fiscal 1999 compared to fiscal 1998. The private label products increased to 21% from 11% in fiscal 1999, compared to the prior year.

     Cost of products increased $7,596,000, or 6.6%, in fiscal 1998 from fiscal 1997. The increase was primarily related to increases in net sales. The increase in cost of sales was lower than the increase in sales, reflecting the beneficial impact of the higher gross margin rate produced during fiscal 1998. The gross margin rate for fiscal 1998 was 49.0%, compared to 46.3% for fiscal 1997. The higher gross margin rate reflected an increase in sales of Sharper Image Design proprietary products to 18% of total sales to consumers from 8% for the prior fiscal year.

     The Company's gross margin rate fluctuates with the changes in its merchandise mix, which is affected by new items available in various categories. The variation in merchandise mix from category to category from year to year reflects the characteristic that the Company is driven by individual products, as opposed to general lines of merchandise. Additionally, the Company's expanding auction site and other promotional activities will tend to in part offset the rate of increase in our gross margin performance. It is impossible to predict future gross margin rates, although the Company's goal is to continue to increase sales of Sharper Image Design proprietary products and other exclusive private label products, as these products generally carry higher margins than branded products. The popularity of these proprietary products contributed to the 2.0 percentage point increase in the gross margin rate for fiscal 1999, and should continue to have a positive impact on the Company's gross margin rate.

Buying and Occupancy

     Buying and occupancy costs for fiscal 1999 increased $1,689,000, or 6.5%, from fiscal 1998. The increase primarily reflects a full year of occupancy costs for four new stores opened in fiscal 1998 and the costs associated with the five new stores opened in fiscal 1999, partially offset by the three stores that closed at their lease maturity during fiscal 1999. Buying and occupancy costs as a percentage of net sales decreased from 10.8% in fiscal 1998 to 9.5% in fiscal 1999.

     Buying and occupancy expenses increased $2,249,000, or 9.4%, in fiscal 1998 from fiscal 1997. The increase primarily reflects a full year of occupancy cost of six new stores opened during fiscal 1997 and the cost of four new stores opened in fiscal 1998, partially offset by the 1998 closure of two stores at their lease maturity. Buying and occupancy costs as a percentage of net sales decreased from 11.1% in fiscal 1997 to 10.8% in fiscal 1998.

Advertising and Promotion

     Advertising and promotion expenses for fiscal 1999 increased $10,596,000, or 38.7%, from fiscal 1998. The increase in advertising and promotion expenses was partially attributable to a 13.5% increase in Sharper Image catalog pages circulated in fiscal 1999 and a seven percent increase in paper costs instituted in the fourth quarter of

--------------------------------------------------------------------------------
Sharper Image Corporation

Advertising and Promotion (continued)

fiscal 1999. Although the Company does not anticipate significant paper cost increases in fiscal 2000, if significant increases materialized, the Company's circulation plans and/or advertising and promotion costs could be significantly impacted. The increased cost related to circulation increases was partially offset by the reduction in costs attributable to the discontinuance of The Sharper Image Home Collection Catalog in fiscal 1998. In addition, the Company deployed several advertising initiatives to broaden its customer base, including radio advertising, television commercials, infomercials, direct response or single product mailers, among others. These increased advertising initiatives were launched to realize the Company's goal of acquiring new customers, which the Company believes will produce additional sales in the stores, catalog and Internet channels, and business to business sales in future periods. Advertising and promotion expenses as a percentage of net sales increased from 11.3% in fiscal 1998 to 13.0% in fiscal 1999.

     Advertising and promotion expenses for fiscal 1998 increased $4,601,000, or 20.2%, from fiscal 1997. The increase was primarily due to an 8.0% increase in the number of Sharper Image catalogs mailed and an 11.6% increase in the number of pages circulated, as compared with fiscal 1997. Other costs, such as advertising campaigns in major consumer magazines and newspapers; infomercials; and development of Internet marketing also contributed to the increased expenses in fiscal 1998. The increase was partially offset by the 51.3% decrease in mailings of the test concept Sharper Image Home Collection catalog. Advertising and promotion expenses as a percentage of net sales increased from 10.6% in fiscal 1997 to 11.3% in fiscal 1998.

     While the Sharper Image catalog serves as the primary source of advertising for its retail stores, mail order and Internet business, the Company continually reevaluates its advertising strategies and catalog circulation plans to maximize the effectiveness of its advertising programs.

General, Selling, and Administrative

     General, selling and administrative expenses for fiscal 1999 increased $10,847,000, or 18.4%, from fiscal 1998. The increase was primarily due to increases in variable expenses from increased net sales, expenses in the Internet and proprietary product areas for improved and expanded operational infrastructure, increased costs associated with attracting and retaining key employees, and overall selling expenses related to the opening of five new stores. The Company competes for employees in certain highly competitive market segments. As a result, the Company's efforts to attract and retain certain employees are becoming more difficult and therefore more expensive. The Company is continually evaluating its salary, benefits, and stock option programs to remain competitive in the marketplace. General, selling and administrative expenses as a percentage of net sales decreased from 24.4% in fiscal 1998 to 23.8% in fiscal 1999.

     General, selling, and administrative expenses for fiscal 1998 increased $5,932,000, or 11.2%, from fiscal 1997, primarily due to increases in overall selling expenses related to the increase in net sales and related additional administrative support costs. The increase was partially offset by the improvement in net delivery income related to mail order shipments. General, selling and administrative expenses as a percentage of net sales decreased from 24.7% in fiscal 1997 to 24.4% in fiscal 1998.

Other Income (Expense)

     Other income, net, for fiscal 1999 increased $303,000 from fiscal 1998, primarily due to the interest income earned during fiscal 1999 from higher investment balances generated from improved operating results and the proceeds of the secondary offering completed in July 1999.

     Other income, net, for fiscal 1998 increased $761,000 from fiscal 1997, reflecting primarily the gain on the sale of certain equipment.

Income Taxes

     The effective tax rate for fiscal 1999, 1998, and 1997 was 40.0%. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered, other than changes in the tax law or rates.

Liquidity and Capital Resources

     The Company met its short-term liquidity needs and its capital requirements in fiscal 1999 with cash generated from operations, trade credit, and proceeds from the secondary offering. During fiscal 1999, the Company's cash increased by $47,068,000 to $55,457,000 primarily due to proceeds

--------------------------------------------------------------------------------
Sharper Image Corporation

Liquidity and Capital Resources (continued)


from the secondary offering and the highest annual revenues and earnings in the Company's history.

     On July 22, 1999, the Company completed an offering of 3.0 million shares of its common stock, all of which shares were offered by the Company. The proceeds from the offering, net of underwriters discount and offering expenses, totaled $30.2 million. The Company intends to use the proceeds from this offering for general corporate purposes, including investments in the Company's Internet business, expansion of its distribution and fulfillment capacity, and working capital. At January 31, 2000, the Company had no amounts outstanding on its revolving loan credit facility. The highest amount of direct borrowings under the revolving loan credit facility during fiscal 1999 was $3,873,000, compared to $14,288,000 during fiscal 1998. Letter of credit commitments outstanding under the credit facility at January 31, 2000 and 1999 were $3,192,000 and $4,108,000, respectively.

     The Company has a revolving secured credit facility which expires September 2003. The credit facility has been amended on several occasions and, as of January 31, 2000, the agreement allows Company borrowings and letters of credit up to a maximum of $31 million for the period from October 1, 2000 through December 31, 2000, and up to $20 million at other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either prime plus 0.25% per annum or at LIBOR plus 2.25% per annum determined by financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. For the period ended January 31, 2000, the Company was in compliance with all covenants.

     Subsequent to January 31, 2000, an amendment to the credit facility was completed to set lower interest rates and to extend the expiration date to September 2004. Borrowings under the credit facility will now bear interest at either the prime rate per annum or at LIBOR plus 1.5% per annum determined by financial performance. The credit facility allows seasonal borrowings of up to $31 million for the period October 1 through December 31, 2000, increasing by $1 million for this period in each of the two subsequent years, and remaining at $33 million for this period the following year.

     In addition, the credit facility provides for term loans for capital expenditures (Term Loans) up to an aggregate of $2.5 million. Amounts borrowed under the Term Loans bear interest at a variable rate of either prime plus 0.50% per annum or at LIBOR plus 2.50% per annum determined by financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. At January 31, 2000, there were no amounts outstanding on the Term Loan facility.

     At January 31, 2000, notes payable included a $2,513,000 mortgage loan collateralized by the Company's distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011.

     The Company's merchandise inventory at January 31, 2000, was approximately 21.6% higher than the prior fiscal year. The increase in inventory reflected the Company's plan to bring inventory to the optimal level to support sales growth trends currently being experienced by the Company.

     The Company leases all of its offices, stores, and seasonal warehouse space. During the fiscal year ended January 31, 2000, the Company opened five stores located in Palm Desert, California; Tampa, Florida; Buford, Georgia; Providence, Rhode Island; and Mission Viejo, California. During fiscal 1999, the Company closed three stores located in Palm Springs, California; San Francisco, California; and Philadelphia, Pennsylvania at the maturity of the leases.

     In fiscal 2000, the Company plans include expanding its fulfillment and distribution center capacity; updating the Company's e-commerce Web site for sharperimage.com; opening four to six new stores and remodeling approximately eight stores at lease maturity. These initiatives, combined with a recurring level of capital expenditures, will result in significantly higher capital expenditures in fiscal 2000 over fiscal 1999.

     The Company is currently planning to open four to six new Sharper Image stores during fiscal 2000. Total capital expenditures estimated for new and existing stores, corporate headquarters and the distribution center for fiscal 2000 are between $15 million and $25 million. The Company believes it will be able to fund its cash needs for fiscal 2000 through existing cash balances, internally generated cash, trade credit, and the credit facility.

--------------------------------------------------------------------------------
Sharper Image Corporation

Quantitative and Qualitative Disclosure
About Market Risk

     The Company is exposed to market risks, which include changes in interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

     The interest payable on the Company's credit facility is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 0.8% (10% from the bank's reference rate) as of January 31, 2000, the Company's results from operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. The Company does not use derivative financial instruments in its investment portfolio.

     The Company enters into a significant amount of purchase obligations outside of the U.S. which are settled in U.S. dollars and, therefore, has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

Seasonality

     The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the holiday season. The secondary peak period for the Company is June, reflecting gift buying for Father's Day and graduations. A substantial portion of the Company's total revenues and all or most of the Company's net earnings occur in the fourth quarter ending January 31. The Company generally experiences lower revenues and earnings during the other quarters and, as is typical in the retail industry, has incurred and may continue to incur losses in these quarters. The results of operations for these interim periods are not necessarily indicative of the results for the full fiscal year. Uncertainties and Risk

     The foregoing discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto included with this report. The foregoing discussion contains certain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by the Company, the success of the Company's advertising and merchandising strategy, availability of products, and other factors detailed from time to time in the Company's annual and other reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligations to revise these forward-looking statements to reflect events or circumstances after the date hereof.

Statements of Operations
--------------------------------------------------------------------------------
Sharper Image Corporation

                                                              Fiscal Year Ended January 31,
                                                 ------------------------------------------------------
                                                     2000                 1999                1998
Dollars in thousands except per share amounts    (Fiscal 1999)        (Fiscal 1998)        (Fiscal 1997
-------------------------------------------------------------------------------------------------------
Revenues:
  Sales                                          $    329,384         $    272,721         $    245,095
  Less: returns and allowances                         36,373               31,214               29,902
                                                 ------------         ------------         ------------
  Net Sales                                           293,011              241,507              215,193
  List rental                                           1,129                1,088                  982
  Licensing                                               225                  519                  640
                                                 ------------         ------------         ------------
                                                      294,365              243,114              216,815
                                                 ------------         ------------         ------------
Costs and Expenses:
  Cost of products                                    143,682              123,131              115,535
  Buying and occupancy                                 27,842               26,153               23,904
  Advertising and promotion                            37,992               27,396               22,795
  General, selling, and administrative                 69,853               59,006               53,074
                                                 ------------         ------------         ------------
                                                      279,369              235,686              215,308
                                                 ------------         ------------         ------------
Other Income (Expense):
  Interest income (expense) - net                         603                 (645)                (564)
  Other - net                                             (58)                 887                   45
                                                 ------------         ------------         ------------
                                                          545                  242                 (519)
                                                 ------------         ------------         ------------
Earnings Before Income Tax                             15,541                7,670                  988
Income Tax                                              6,216                3,068                  395
                                                 ============         ============         ============
Net Earnings                                     $      9,325         $      4,602         $        593
                                                 ============         ============         ============
Net Earnings Per Share - Basic                   $       0.89         $       0.54         $       0.07
                                                 ============         ============         ============
Net Earnings Per Share - Diluted                 $       0.82         $       0.51         $       0.07
                                                 ============         ============         ============
Weighted Average Number of Shares-Basic            10,516,358            8,532,588            8,303,425
                                                 ============         ============         ============
Weighted Average Number of Shares-Diluted          11,358,004            9,072,832            8,537,032
                                                 ============         ============         ============

                       See Notes to Financial Statements.

Balance Sheets
--------------------------------------------------------------------------------
Sharper Image Corporation

                                                             January 31,
                                                   -----------------------------
                                                       2000            1999
Dollars in thousands except per share amounts      (Fiscal 1999)   (Fiscal 1998)
--------------------------------------------------------------------------------
Assets

Current Assets:
  Cash and equivalents                               $ 55,457          $  8,389
  Accounts receivable, net of allowance for
    doubtful accounts of $834 and $804                  7,882             6,787
  Merchandise inventories                              39,652            32,598
  Deferred catalog costs                                3,079             2,454
  Prepaid expenses and other                            7,494             5,605
                                                     --------          --------
Total Current Assets                                  113,564            55,833
Property and Equipment, Net                            23,961            22,513
Deferred Taxes and Other Assets                         4,594             3,699
                                                     --------          --------
     Total Assets                                    $142,119          $ 82,045
                                                     ========          ========

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                                   $ 20,307          $ 11,653
  Accrued expenses                                     22,667            16,960
  Deferred revenue                                      8,605             7,268
  Income taxes payable                                  7,194             3,314
  Current portion of notes payable                        147               635
                                                     --------          --------
Total Current Liabilities                              58,920            39,830
Notes Payable                                           2,366             2,513
Other Liabilities                                       3,710             3,053
Commitments and Contingencies                              --                --
                                                     --------          --------
Total Liabilities                                      64,996            45,396

Stockholders' Equity:
  Preferred stock, $0.01 par value:
    Authorized, 3,000,000 shares: Issued and
    outstanding, none                                      --                --
  Common stock, $0.01 par value:
    Authorized, 25,000,000 shares: Issued and
    outstanding, 12,016,827 and 8,916,995 shares          120                89
  Additional paid-in capital                           43,707            12,589
  Retained earnings                                    33,296            23,971
                                                     --------          --------
Total Stockholders' Equity                             77,123            36,649
                                                     --------          --------
     Total Liabilities and Stockholders' Equity      $142,119          $ 82,045
                                                     ========          ========

                       See Notes to Financial Statements.

Statements of Stockholders' Equity
--------------------------------------------------------------------------------
Sharper Image Corporation

                                                             Additional
                                     Common        Stock      Paid-in      Retained
Dollars in thousands                 Shares        Amount     Capital      Earnings      Total
------------------------------------------------------------------------------------------------
Balance at January 31,1997          8,266,940      $  83      $  9,590      $18,776     $ 28,449

Issuance of common stock
 for stock options exercised,
 (net of income tax benefit)          124,340          1           237                       238

Repurchase of common stock            (35,000)        (1)         (123)                     (124)

Net earnings                                                                    593          593
                                  -----------      -----      --------      -------     --------
Balance at January 31, 1998         8,356,280         83         9,704       19,369       29,156

Issuance of common stock
 for stock options and
 warrants exercised (net of
 income tax benefit)                  560,715          6         2,885                     2,891

Net earnings                                                                  4,602        4,602
                                  -----------      -----      --------      -------     --------
Balance at January 31, 1999         8,916,995         89        12,589       23,971       36,649

Issuance of common stock
 from secondary offering and
 for stock options exercised
 (net of income tax benefit)        3,099,832         31        31,118                    31,149

Net earnings                                                                  9,325        9,325
                                  -----------      -----      --------      -------     --------
Balance at January 31, 2000        12,016,827      $ 120      $ 43,707      $33,296     $ 77,123
                                  ===========      =====      ========      =======     ========

                       See Notes to Financial Statements.

Statements of Cash Flows
--------------------------------------------------------------------------------
Sharper Image Corporation

                                                                              Fiscal Year Ended January 31,
                                                                     ----------------------------------------------
                                                                         2000             1999            1998
Dollars in thousands                                                 (Fiscal 1999)    (Fiscal 1998)   (Fiscal 1997)
-------------------------------------------------------------------------------------------------------------------
Cash was Provided by (Used for) Operating Activities:
Net earnings                                                           $  9,325         $  4,602         $    593
Adjustments to reconcile net earnings to net cash
 provided by (used for) operating activities:
  Depreciation and amortization                                           6,480            5,027            4,334
  Deferred rent expense                                                     170               78              151
  Deferred income taxes                                                  (1,348)          (1,459)           1,614
  Gain on sale of equipment                                                  --             (840)              --
Changes in operating assets and liabilities:
  Accounts receivable                                                    (1,095)           1,402           (2,274)
  Merchandise inventories                                                (7,054)           1,936           (7,169)
  Deferred catalog costs, prepaid expenses and other                     (2,061)           1,298           (1,571)
  Accounts payable and accrued expenses                                  14,361           (5,822)             838
  Deferred revenue, income taxes and other liabilities                    5,704            3,568            1,308
                                                                       --------         --------         --------
Cash Provided by (Used for) Operating Activities                         24,482            9,790           (2,176)
                                                                       ========         ========         ========
Cash was Provided by (Used for) Investing Activities:
  Property and equipment expenditures                                    (8,039)          (8,431)          (4,437)
  Proceeds from sale of equipment                                           111            1,736               53
                                                                       --------         --------         --------
Cash Used for Investing Activities                                       (7,928)          (6,695)          (4,384)
                                                                       ========         ========         ========
Cash was Provided by (Used for) Financing Activities:
  Proceeds from issuance of common stock, including warrants
   and stock options exercised (net of stock repurchases)                31,149            2,891              114
  Proceeds from notes payable and revolving credit facility              11,955           46,921           27,761
  Principal payments on notes payable and revolving credit facility     (12,590)         (48,019)         (28,687)
                                                                       --------         --------         --------
Cash Provided by (Used for) Financing Activities                         30,514            1,793             (812)
                                                                       ========         ========         ========

Net Increase (Decrease) in Cash and Equivalents                          47,068            4,888           (7,372)
Cash and Equivalents at Beginning of Period                               8,389            3,501           10,873
                                                                       --------         --------         --------
Cash and Equivalents at End of Period                                  $ 55,457         $  8,389         $  3,501
                                                                       ========         ========         ========
Supplemental Disclosure of Cash Paid for:
  Interest                                                             $    403         $    813         $    771
  Income Taxes                                                         $  3,839         $     --         $    409

                       See Notes to Financial Statements.

Notes to Financial Statements
--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2000, 1999 and 1998

Note A -- Summary of Significant Accounting Policies

The Company is a leading specialty retailer that introduces and sells quality, innovative, and entertaining products. These products are sold through its retail stores, catalogs, Internet, and other marketing channels throughout the United States. The Company also has stores and catalog operations internationally through licensees. Additional revenue is derived from rental of the Company's mailing list and from licensing activities relating to the Company's trade name.

Revenue Recognition: The Company recognizes revenue at the point of sale at its retail stores and at the time of shipment to a customer for its mail order sales, including Internet. The Company provides for an allowance for returns based upon historical returns rate. Deferred revenue represents merchandise certificates outstanding and unfilled cash orders at the end of the fiscal period. Mailing list rental revenue is recognized when the list is fulfilled.

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

Deferred Catalog and Advertising Costs: Direct costs incurred for the production and distribution of catalogs are capitalized. Capitalized catalog costs are amortized, once the catalog is mailed, over the expected sales period which is generally three months. Other advertising costs are expensed as incurred and amounted to $15,055,000, $4,470,000, and $3,580,000, for the fiscal years ended January 31, 2000,1999 and 1998.

Start-Up Activities: All start-up and preopening costs are expensed as incurred.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to 10 years for office furniture and equipment, and 40 years for the building. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the applicable lease which ranges from seven to 18 years.

The Company manufactures its own proprietary products for sale. Costs incurred for tooling,dies and package design are capitalized and amortized over the estimated life of these products, which is generally two years. At January 31, 2000 and 1999, capitalized costs included in property and equipment, net of related amortization, were $2,631,000 and $2,239,000, respectively.

The Company reviews its long-lived assets, including identifiable intangible assets, whenever events or changes indicate the carrying amount of such assets may not be recoverable. The Company's policy is to review the recoverability of all assets, at a minimum, on an annual basis. Based on the Company's review at January 31, 2000, no material adjustment was made to long-lived assets.

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

Stock-Based  Compensation:   The  Company  accounts  for  stockbased  awards  to
employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

Earnings Per Share: Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding during each year of 10,516,358, and 8,532,588, and 8,303,425, for the fiscal years ended January 31, 2000, 1999 and 1998. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options. Weighted average number of common shares outstanding was adjusted for 841,646, and 540,244, and 233,607 incremental shares assumed issued on the exercise of common stock during the fiscal years ended January 31, 2000, 1999 and 1998.

Options for which the exercise price was greater than the average market price of common stock for the period were not included in the computation of diluted earnings per share. The number of such options for which the exercise price was greater than the average market price of $11.92, $6.66 and $3.56 for the fiscal years ended January 31, 2000, 1999 and 1998, was 9,000, and 14,000 and 97,500,
respectively.

Comprehensive Income: In 1998, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains, and losses that currently bypass the income statement and are reported directly as a separate component of equity). Comprehensive income does not differ from net earnings for the Company for the years ended January 31, 2000, 1999 and 1998.

New Accounting Standards: In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments." SEAS 137 extends the effective date of SFAS No. 133, "Accounting for Derivative
Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or-liabilities in the statement of financial position and measure those instruments at fair value. As amended by SFAS 137, SFAS 133 is effective for fiscal years beginning after June 15, 2000 and is not to be applied retroactively. Management has not vet determined the potential effects of SFAS No. 133 on the Company's financial position or results of operations.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2000, 1999 and 1998

Note A -- Summary of Significant Accounting Policies (continued)

Reclassification: Certain reclassifications have been made to prior years' financial statements in order to conform with the classifications of the January 31, 2000, financial statements.

Note B -- Property and Equipment

Property and equipment is summarized as follows:

                                               Fiscal Year Ended January 31,
                                              -------------------------------
                                                  2000               1999
Dollars in thousands                          (Fiscal 1999)      (Fiscal 1998)
------------------------------------------------------------------------------
Leasehold improvements                           $25,494            $25,419
Office furniture and equipment                    42,117             35,482
Land                                                  53                 53
Building                                           2,874              2,874
                                                 -------            -------
                                                  70,538             63,828
Less accumulated depreciation
   and amortization                               46,577             41,315
                                                 -------            -------
                                                 $23,961            $22,513
                                                 =======            =======

Note C -- Other Assets

The Company has an agreement under which it will advance the premiums on a split-dollar life insurance policy for its Chairman of the Board, Founder, and Chief Executive Officer. The Company has an interest in the insurance benefits equal to the amount of the premiums advanced. The amount receivable for premiums advanced as of January 31, 2000, and 1999 was $1,120,000 and $766,000,
respectively.

Note D -- Revolving Loan and Notes Payable

The Company has a revolving secured credit facility which expires September 2003. The credit facility has been amended on several occasions and, as of January 31, 2000, the agreement allows Company borrowings and letters of credit up to a maximum of $31 million for the period from October 1, 2000, through December 31, 2000, and up to $20 million for other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate plus 0.25% or at LIBOR plus 2.25% per annum, but may change determined by financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. For the period ended January 31, 2000 and 1999, the Company was in compliance with all covenants.

Subsequent to January 31, 2000, an amendment to the credit facility was completed to set lower interest rates and to extend the expiration date to September 2004. Borrowings under the credit facility will now bear interest at either the prime rate per annum or at LIBOR plus 1.5% per annum determined by financial performance. The credit facility allows seasonal borrowings of up to $31 million for the period October 1 through December 31, 2000, increasing by $1 million for this period in each of the two subsequent years, and remaining at $33 million for this period the following year. At January 31, 2000, and 1999, the Company had no amounts outstanding on its revolving loan credit facility. Letter of credit commitments as of January 31, 2000, and 1999 were $3,192,000 and $4,108,000, respectively.

In addition, the credit facility provides for term loans for capital expenditures (Term Loans) up to an aggregate of $2.5 million. Amounts borrowed under the Term Loans bear interest at a variable rate of either prime plus 0.50% (9.0% at January 31, 2000) per annum or at LIBOR plus 2.50% per annum based on financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. At January 31, 1999, the balance of the Term Loan was $500,000 which was paid off in fiscal 1999.

Notes payable included a mortgage loan collateralized by the Company's distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. At January 31, 2000, and 1999, the balance of this note was $2,513,000 and $2,648,000, respectively.

Future minimum principal payments on notes payable at January 31, 2000, are as follows:

Dollars in thousands
--------------------------------------------------------------------------------
Fiscal Year Ending January 31,
2001                                                                      $  147
2002                                                                         160
2003                                                                         173
2004                                                                         189
2005                                                                         205
Later years                                                                1,639
                                                                          ------
Total notes payable                                                       $2,513
                                                                          ======

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2000, 1999 and 1998

Note E -- Income Taxes
                                           Fiscal Year Ended January 31,
                                   ---------------------------------------------
                                        2000           1999            1998
Dollars in thousands               (Fiscal 1999)   (Fiscal 1998)   (Fiscal 1997)
--------------------------------------------------------------------------------
Currently payable (refundable):
   Federal                            $ 6,430         $ 3,848         $(1,036)
   State                                1,135             679            (183)
                                      -------         -------         -------
                                        7,565           4,527          (1,219)
Deferred:
   Federal                             (1,147)         (1,240)          1,372
   State                                 (202)           (219)            242
                                      -------         -------         -------
                                       (1,349)         (1,459)          1,614
                                      -------         -------         -------
                                      $ 6,216         $ 3,068         $   395
                                      =======         =======         =======

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                                           Fiscal Year Ended January 31,
                                   ---------------------------------------------
                                        2000           1999            1998
                                   (Fiscal 1999)   (Fiscal 1998)   (Fiscal 1997)
--------------------------------------------------------------------------------

Federal tax rate                       34.0%           34.0%           34.0%
State income tax,
less federal benefit                    6.0             6.0             6.0
                                       ----            ----            ----
Effective tax rate                     40.0%           40.0%           40.0%
                                       ====            ====            ====

Deferred taxes result from differences in the recognition of expense for income tax and financial reporting purposes. Temporary differences which give rise to deferred tax assets (liabilities) are as follows:
                                                            January 31,
                                                  ------------------------------
                                                      2000              1999
Dollars in thousands                              (Fiscal 1999)    (Fiscal 1998)
--------------------------------------------------------------------------------
Current:
   Nondeductible reserves                           $ 4,966           $ 4,123
   Deferred catalog costs                            (1,232)             (981)
   State taxes                                         (332)             (755)
                                                    -------           -------
Current -- net                                        3,402             2,387
                                                    =======           =======
Noncurrent:
   Deferred rent                                      1,049             1,198
   Depreciation                                       3,474             2,967
   Deductible software costs                         (1,168)           (1,127)
   Other -- net                                        (157)             (173)
                                                    -------           -------
Noncurrent -- net                                     3,198             2,865
                                                    =======           =======
Total                                               $ 6,600           $ 5,252
                                                    =======           =======

Note F -- Leases

The Company leases its offices, retail facilities, and equipment under operating leases for terms expiring at various dates through 2008. Under the terms of certain of the leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The aggregate minimum annual lease payments under leases in effect at January 31, 2000, are as follows:

Dollars in thousands
--------------------------------------------------------------------------------
Fiscal Year Ending January 31,
2001                                                                     $15,775
2002                                                                      11,994
2003                                                                      11,625
2004                                                                      10,871
2005                                                                       9,618
Later years                                                               18,658
                                                                         -------
Total minimum lease commitments                                          $78,541
                                                                         =======

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

Net rental expense for all operating leases was as follows:

                                           Fiscal Year Ended January 31,
                                   ---------------------------------------------
                                        2000           1999            1998
Dollars in thousands               (Fiscal 1999)   (Fiscal 1998)   (Fiscal 1997)
--------------------------------------------------------------------------------

Minimum rentals                      $16,146          $15,273         $13,812
Percentage rentals
and other charges                      6,367            5,914           5,559
                                     -------          -------         -------
                                     $22,513          $21,187         $19,371
                                     =======          =======         =======

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2000, 1999 and 1998

Note G - Stockholders' Equity

On July 22, 1999, the Company completed an offering of 3.0 million shares of its common stock, all of which shares were offered by the Company. The proceeds from the offering, net of underwriters discount and offering expenses, totaled $30.2 million. The Company intends to use the proceeds from this offering for general corporate purposes, including investments in the Company's Internet business, expansion of its distribution and fulfillment capacity, and working capital.

Under the Company's stock repurchase program, the Company is authorized by its Board of Directors to repurchase up to $1,600,000 of common stock. Through January 31, 1998, the Company has repurchased a total of 186,100 shares at an average price of $5.95 per share. No shares were repurchased in fiscal 1999 or 1998.

Under the Company's 1985 Stock Option Plan, as amended, non-qualified options to purchase common stock are granted to officers, key employees and consultants, up to an aggregate 3,155,000 shares. Options generally vest over a four- to six-year period from the date of the grant and are priced at 100% of the fair market value at the date of the grant. The Stock Option Plan limits the maximum number of shares any one individual may be granted per fiscal year, and allows individuals owning more than 25% of the Company's common stock to receive stock options. Nonemployee members of the Board are ineligible to receive stock option grants under this plan.

The Company also has the 1994 Non-Employee Directors Stock Option Plan, as amended and approved by stockholders, to allow for stock option grants of common stock to the non-employee members of the Board of Directors, up to an aggregate 250,000 shares. Options will be immediately exercisable, vest over one year of Board service from the date of the grant, and are priced at 100% of the fair market value at the date of the grant. Any shares purchased under the option plan will be subject to repurchase by the Company at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting.

At January 31, 2000, the Company had reserved 124,785 shares and 187,000 shares, under the 1985 Stock Option Plan and the 1994 Non-Employee Directors Stock Option Plan, respectively, for the granting of additional stock options.

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

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net earnings
(loss) and earnings (loss) per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options -without vesting restrictions, which significantly differ from the Company's stock option awards.

These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life from date of grant, six years in fiscal 1999, and five years in both fiscal 1998 and 1997; stock volatility, 57% in fiscal 1999, and 51 % in both fiscal 1998 and 1997; risk-free interest rates, 5.70% in fiscal 1999, 5.12% in fiscal 1998, and 6.10% in fiscal 1997; and no dividends during the expected term.

The Company's calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal years 1995 through 1999 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings would have been $8,324,490 ($0.79 earnings per share -basic and $0.73 earnings per share diluted) in fiscal 1999, $4,338,715 ($0.51 earnings per share-basic and $0.48 earnings per share - diluted) in fiscal 1998, and $383,000 ($0.05 earnings per share -basic and 50.04 earnings per share -diluted) in fiscal 1997. However, the impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1999, fiscal 1998 and fiscal 1997 pro forma adjustments are not necessarily indicative of future period pro forma adjustments, when the calculation will apply to all future applicable stock options.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2000, 1999 and 1998

Note G -- Stockholders' Equity (continued)

The following table reflects the activity under these plans:


                                                                     Weighted
                                                      Number of      Average
                                                       Options    Exercise Price
--------------------------------------------------------------------------------

Balance at January 31, 1997                           1,504,500       $3.13
  Granted (weighted average fair value of $1.81)        129,300        3.24
  Exercised                                            (124,340)       1.92
  Cancelled                                             (71,260)       3.83
                                                     ----------

Balance at January 31, 1998                           1,438,200        3.21
  Granted (weighted average fair value of $2.07)        463,000        4.05
  Exercised                                            (410,715)       2.39
  Cancelled                                            (345,380)       3.48
                                                     ----------

Balance at January 31, 1999                           1,145,105        3.76
  Granted (weighted average fair value of $5.41)      1,228,100        9.28
  Exercised                                             (99,832)       4.11
  Cancelled                                            (167,385)       3.78
                                                     ----------
Balance at January 31, 2000                           2,105,988       $6.96
                                                     ==========

Exercisable at January 31, 1998                         591,000       $2.73
                                                     ==========
Exercisable at January 31, 1999                         379,000       $3.58
                                                     ==========
Exercisable at January 31, 2000                         531,391       $4.39
                                                     ==========

                      Options Outstanding                                      Options Exercisable
-----------------------------------------------------------------------    ----------------------------
                     Number          Weighted Average      Weighted          Number        Weighted
   Range of        of Options     Remaining Contractual     Average        of Options       Average
Exercise Prices    Outstanding         Life (years)      Exercise Price    Exercisable   Exercise Price
-----------------------------------------------------------------------    ----------------------------
$ 1.16-$1.99         16,015                2.9              $ 1.88            16,015         $ 1.88
  2.00-3.99         791,489                7.8                3.70           440,542           3.72
  4.00-7.99          78,384                8.5                4.94            23,384           5.16
  8.00-11.99      1,211,100               10.0                9.22            49,450          10.38
 11.99-17.00          9,000               10.0               15.91             2,000          17.00
                  ---------                                                  -------
$ 1.16-$17.00     2,105,988                9.1              $ 6.96           531,391         $ 4.39
                  =========                                                  =======

Note H -- 401k Savings Plan

The Company maintains a defined contribution, 401k Savings Plan, covering all employees who have completed one year of service with at least 1,000 hours and who are at least 21 years of age. The Company makes employer matching contributions at its discretion. Company contributions amounted to $152,000, $73,000 and $77,000 for the fiscal years ended January 31, 2000, 1999 and 1998, respectively.

Note I -- Commitments and Contingencies

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have an adverse material effect on the Company's financial position or results of operations.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2000, 1999 and 1998

Note J -- Segment Information

The Company classifies its business interests into three reportable segments: retail stores, catalog and Internet. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note A). The Company evaluates performance and allocates resources based on operating contribution, which excludes unallocated corporate general and administrative costs and income tax expense or benefit. The Company's reportable segments are strategic business units that offer the same products and utilize common merchandising, distribution, and marketing functions, as well as common information systems and corporate administration. The Company does not have intersegment sales, but the segments are managed separately because each segment has different channels for selling the products.

Financial information for the Company's business segments is as follows:

                                                    Fiscal Year Ended January 31,
                                         -------------------------------------------------
                                             2000              1999              1998
Dollars in thousands                     (Fiscal 1999)     (Fiscal 1998)     (Fiscal 1997)
------------------------------------------------------------------------------------------
Revenues
Stores                                     $ 188,416         $ 162,371         $ 151,589
Catalog                                       65,617            70,750            58,772
Internet                                      28,495             4,922             1,633
Other                                         11,837             5,071             4,821
                                           ---------         ---------         ---------
Total Revenues                             $ 294,365         $ 243,114         $ 216,815
                                           =========         =========         =========
Operating Contributions
Stores                                     $  27,947         $  19,405         $  15,170
Catalog                                        9,134             9,632             4,090
Internet                                       3,193               659               160
Unallocated                                  (24,733)          (22,026)          (18,432)
                                           ---------         ---------         ---------
Earnings Before Income Tax                 $  15,541         $   7,670         $     988
                                           =========         =========         =========
Depreciation and Amortization
Stores                                     $   3,534         $   2,812         $   2,516
Catalog                                           --                --                --
Internet                                          14                 1                --
Unallocated                                    2,932             2,214             1,818
                                           ---------         ---------         ---------
Total Depreciation and Amortization        $   6,480         $   5,027         $   4,334
                                           =========         =========         =========
Capital Asset Expenditures
Stores                                     $   3,561         $   5,988         $   2,722
Catalog                                           --                --                --
Internet                                         425                38                --
Unallocated                                    4,053             2,405             1,715
                                           ---------         ---------         ---------
Total Capital Asset Expenditures           $   8,039         $   8,431         $   4,437
                                           =========         =========         =========
Assets
Stores                                     $  13,590         $  13,673         $  11,564
Catalog                                           --                --                --
Internet                                         448                37                --
Unallocated                                  128,081            68,335            67,098
                                           ---------         ---------         ---------
Total Assets                               $ 142,119         $  82,045         $  78,662
                                           =========         =========         =========

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2000, 1999 and 1998

Note K -- Quarterly Financial Information (Unaudited)


Dollars in thousands except per share amounts                              Three Months Ended
                                                   -------------------------------------------------------------
                                                   April 30,        July 31,        October 31,      January 31,
Fiscal Year Ended January 31, 2000                   1999             1999             1999             2000
----------------------------------------------------------------------------------------------------------------
Revenues                                           $ 40,859         $ 57,704          $58,280         $137,522
Expenses
Cost of products                                     20,280           28,355           29,384           65,663
Buying and occupancy                                  6,748            6,887            6,934            7,273
Advertising and promotion                             4,234            8,193            6,619           18,946
General, selling and administrative                  12,413           14,332           15,286           27,822
Other income (expense)                                  (36)            (107)             190              498
Earnings (loss) before income tax (benefit)          (2,852)            (170)             247           18,316
Income tax (benefit)                                 (1,141)             (68)              99            7,326
Net earnings (loss)                                $ (1,711)        $   (102)         $   148         $ 10,990
Net earnings (loss) per share - Basic(1)           $  (0.19)        $  (0.01)*        $  0.01*        $   0.92*
                                Diluted(2)         $  (0.19)        $  (0.01)*        $  0.01*        $   0.83*


Dollars in thousands except per share amounts                              Three Months Ended
                                                   -------------------------------------------------------------
                                                   April 30,        July 31,        October 31,      January 31,
Fiscal Year Ended January 31, 1999                   1998             1998             1998             1999
----------------------------------------------------------------------------------------------------------------

Revenues                                           $ 39,751         $ 49,532         $ 42,955         $ 110,876
Expenses
Cost of products                                     20,743           25,780           22,404            54,204
Buying and occupancy                                  6,337            6,261            6,397             7,158
Advertising and promotion                             4,512            6,904            4,906            11,074
General, selling and administrative                  11,646           12,383           12,285            22,692
Other income (expense)                                 (163)            (176)             603               (22)
Earnings (loss) before income tax (benefit)          (3,650)          (1,972)          (2,434)           15,726
Income tax (benefit)                                 (1,460)            (789)            (974)            6,291
Net earnings (loss)                                $ (2,190)        $ (1,183)        $ (1,460)        $   9,435
Net earnings (loss) per share - Basic(1)           $  (0.26)        $  (0.14)        $  (0.17)        $    1.08
                                Diluted(2)         $  (0.26)        $  (0.14)        $  (0.17)        $    0.98

* Includes the weighted average impact of 3.0 million shares of common stock issued in connection with the secondary offering dated July 22, 1999.

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

--------------------------------------------------------------------------------
Sharper Image Corporation


Board of Directors
--------------------------------------------------------------------------------
Richard Thalheimer                         Gerald Napier
Founder                                    Retired President of
Chairman of the Board                      I. Magnin and Company
Chief Executive Officer
                                           George James
Alan Thalheimer                            Retired Senior Vice President
Retired Business Executive                 and Chief Financial Officer,
                                           Levi Strauss & Co.
Morton David
Retired Chairman, President, and
Chief Executive Officer,
Franklin Electronic Publishers, Inc.

Officers
--------------------------------------------------------------------------------
Richard Thalheimer                         Robert Thompson
Founder                                    Senior Vice President
Chairman of the Board                      Merchandising
Chief Executive Officer
                                           Joe Williams
Tracy Wan                                  Senior Vice President
President                                  Loss Prevention
Chief Operating Officer
                                           Roger Bensinger
Greg Alexander                             Vice President
Senior Vice President                      Business Development
Management Information Systems
                                           William Feroe
Tony Farrell                               Vice President
Senior Vice President                      Merchandise Planning
Creative Services                          and Allocation

Jeff Forgan                                Tom Krysiak
Senior Vice President                      Vice President
Chief Financial Officer                    Sharper Image Design
Corporate Secretary
                                           Robert Pintane
Barry Jacobsen                             Vice President
Senior Vice President                      Product Development
Distribution
                                           Craig Trabeaux
Charles Taylor                             Vice President
Senior Vice President                      Stores
Sharper Image Design

Corporate Information
--------------------------------------------------------------------------------
Corporate Headquarters                     SEC Form 10-K
650 Davis Street                           A  copy  of  the  Company's  annual
San Francisco, CA 94111                    report   to  the   Securities   and
Telephone (415) 445-6000                   Exchange  Commission  of Form  10-K
FAX: (415) 445-1574                        (exclusive    of    exhibits)    is
                                           available   without   charge   upon
Transfer Agent and                         written request to:
Registrar                                       Investor Relations
                                                The Sharper Image
Chase Mellon Shareholder                        650 Davis Street
Services LLC                                    San Francisco, CA 94111
85 Challenger Road
Overbeck Center                            Annual Meeting
Ridgefield Park, NJ 07660                  The Annual Meeting of  Stockholders
                                           of Sharper Image  Corporation  will
Corporate Counsel                          be held on Monday,  June 12,  2000,
Brobeck, Phleger & Harrison LLP            at 10 a.m. at the World Trade Club,
One Market                                 Ferry Building,
Spear Street Tower                         San Francisco, California.
San Francisco, CA 94105

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

                           Fiscal Year 1999              Fiscal Year 1998
                          High           Low            High           Low
First Quarter            17 3/16        9 5/8          11 5/8         4 1/16
Second Quarter           12 1/2         8               8 3/8         4 11/16
Third Quarter            14 3/8         8 7/8           5 5/8         2 1/2
Fourth Quarter           23 1/2         8 3/4          25             3 3/4


Independent Auditors' Report
--------------------------------------------------------------------------------
Board of Directors
Sharper Image Corporation
San Francisco, California

We have audited the accompanying balance sheets of Sharper Image Corporation as of January 31, 2000, and 1999, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sharper Image Corporation as of January 31, 2000, and 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
                                                       [Deloitte & Touche Logo]
San Francisco, California
March 24, 2000

                    The Ionic Breeze(TM) Quadra Air Purifier
                      uses exclusive, patented electronics
                       to circulate air in total silence.
                         This top-seller was created by
                             Sharper Image Design.



                           Sharper Image Corporation
                                650 Davis Street
                            San Francisco, CA 94111
                              www.sharperimage.com


  (R)The Sharper Image is a registered trademark of Sharper Image Corporation.
     (TM) Sharper Image Design is a trademark of Sharper Image Corporation. Copyright (C) 2000 by Sharper Image Corporation. All rights reserved.