Form 10-K, Exhibit 13
period 2002-01-31
SHARPER IMAGE CORP
filed 2002-04-30
CIK 811696

THE

                                     SHARPER

                                    IMAGE(R)


                               Annual Report 2001



                                     [PHOTO]

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

Dollars are in thousands except net earnings per share and statistics

                                                                          Fiscal Year Ended January 31,
                                                -----------------------------------------------------------------------------------
                                                     2002              2001             2000              1999            1998
Operating Results                                (Fiscal 2001)    (Fiscal 2000)     (Fiscal 1999)     (Fiscal 1998)   (Fiscal 1997)
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                        $    396,199       $    421,136      $    304,097      $    251,369    $    222,648
Earnings before income taxes                           2,160             29,082            15,541             7,670             988
Net earnings                                    $      1,296       $     17,449      $      9,325      $      4,602             593
Net earnings per share
   Basic                                        $        .11(1)    $       1.45(1)   $       0.89(1)   $       0.54    $       0.07
   Diluted                                      $        .10(1)    $       1.33(1)   $       0.82(1)   $       0.51    $       0.07

Balance Sheet Data
-----------------------------------------------------------------------------------------------------------------------------------
Working capital                                 $     53,422       $     59,309      $     54,644      $     16,003    $     11,633
Total assets                                         162,338            178,836           142,119            82,045          78,662
Long-term notes payable                                2,033              2,206             2,366             2,513           3,299
Stockholders equity                             $     94,743       $     93,562      $     77,123      $     36,649    $     29,156
Current ratio                                           1.89               1.76              1.93              1.40            1.27

Statistics
-----------------------------------------------------------------------------------------------------------------------------------
Number of stores at year end                             109                 97                89                87              85
Comparable store sales increase (decrease)             (16.0%)             29.0%             12.3%              5.3%            1.1%
Annualized net sales per square foot            $        578       $        763      $        546      $        484    $        465
Number of catalogs mailed(2)                      70,135,000         62,252,000        47,581,000        41,338,000      38,261,000
Average revenue per transaction:
   Stores                                       $        118       $        117      $        106      $        102    $        104
   Catalog                                      $        174       $        164      $        145      $        141    $        160
   Internet                                     $        127(3)    $        108(3)   $         97(3)   $        140    $        111
Return on average equity
stockholders                                             1.4%              20.4%             16.4%             14.0%            2.1%
Book value per share                            $       7.96       $       7.77      $       7.33      $       4.30    $       3.51
Weighted average number of shares outstanding
   Basic                                          11,904,562         12,036,569        10,516,358         8,532,588       8,303,425
   Diluted                                        12,568,380         13,074,395        11,358,004         9,072,832       8,537,032
-----------------------------------------------------------------------------------------------------------------------------------

1 The earnings per share reflect the effect of the additional 3.0 million shares issued from the July 1999 secondary offering.

2    Based upon  Sharper  Image  catalog - excludes   other  specialty  and test
     mailing catalogs.

3 Includes results from auction site opened in the quarter ended April 30, 1999.

--------------------------------------------------------------------------------
CORPORATE PROFILE
--------------------------------------------------------------------------------

[PHOTO]

     Sharper Image Corporation is a multi-channel specialty retailer that is renowned as a leading source of innovative new products. The Sharper Image is one of the industry's strongest brands -- a name that conveys fun and entertainment, design and creativity, uniqueness and technological innovation. Sharper Image Design proprietary products -- created by the Company's development group -- and private-label merchandise account for a significant proportion of sales. The Company operates 113 Sharper Image stores and generates direct sales through The Sharper Image catalog, mailers, print advertising, television infomercials, and online at www.sharperimage.com, its e-commerce Web site. Business-to-business wholesale operations and corporate incentive and rewards programs contribute additional revenues.

     The Sharper Image was founded in 1977 and celebrates its 25th anniversary in 2002.

TIME LINE
--------------------------------------------------------------------------------
1977                                    1978
--------------------------------------------------------------------------------
The  Sharper  Image is founded          The       Sharper        Image
by Richard  Thalheimer  with a          merchandising  strategy  is in
magazine   ad  for  the  first          place  --  to  seek  out  new,
waterproof,    shock-resistant [PHOTO]  interesting,   technologically  [PHOTO]
chronograph    designed    for          advanced  and novel  products,
runners. Its success generated          and to be the  first  to offer
the working  capital to launch          them.  Richard  Thalheimer,  a
a     thriving      mail-order          30-year-old      professional,
business.                               represents  the profile of his
                                        target customer.

--------------------------------------------------------------------------------
TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

     The year 2001 marked The Sharper Image's 25th year in business. It was one of our most difficult years and yet one of the most gratifying and successful. We faced three great challenges in 2001:

     Razor Scooters. Comparisons to last year's sales were extremely difficult because of the phenomenal success of Razor Scooters in 2000. The strength of our core business was hidden by the prior year's extraordinary sales gains.

     Recession. Consumer spending was slow throughout the year and it was difficult to increase sales.

     September 11. Those terrible events affected all of us and tested our resolve to stay focused and move forward.


RESULTS
--------------------------------------------------------------------------------
     The year 2001 was acknowledged to be among the most difficult ever for retailers, with one of the sharpest economic downturns in recent memory. I believe our solid results -- highlighted by our fourth-quarter's excellent merchandising, operational and financial performance -- reflect the enduring strength of The Sharper Image and affirms the soundness of our strategy.

     In 2001, revenues were $396.2 million -- just six percent less than last year's record $421.1 million, which was 38 percent greater than the prior year. Net earnings of $1.3 million, or $0.10 per diluted share, reflected strong fourth-quarter earnings of $11.6 million, or $0.92 per diluted share; in 2000, our net annual earnings were $17.4 million, or $1.33 per diluted share.

     Store total sales of $232.1 million were down seven percent from last year; comparable sales declined 16 percent -- a good result against the prior year's 29 percent gain.

     Direct sales from catalogs and TV infomercials grew to $90.4 million, four percent greater than last year's $86.8 million.

     Internet sales of $49.8 million were 17 percent lower than last year's $60.2 million, which had increased 111 percent over the prior year. With our auction site's sales excluded, our Web site's sales declined just three percent.

     Our gross margin rate climbed to a record 52.1 percent, up 2.9 percentage points over last year. This great result -- in a highly promotional retail environment -- is mainly due to the success of our high-margin proprietary and private-label products.


STRATEGY
--------------------------------------------------------------------------------

     I founded The Sharper Image 25 years ago on three principles: offer innovative products that can be found nowhere else; market those products with exciting, imaginative presentations; and deliver great service that is better than what customers expect.

     Our long-term strategy builds on those principles and is equally simple and straightforward:

     Multiple Channels-- Make it easy and convenient for customers to buy. Sell by Web, phone, fax, mail and in stores in diverse locations -- city or suburb; street or mall. Support multiple selling channels with multimedia direct advertising -- catalogs, mailers, print, radio, emails and TV infomercials.

     Proprietary Products -- Sell a diverse selection of high-quality, innovative products that are unavailable elsewhere. Create distinctive items with broad appeal. Enjoy control over product packaging, pricing and marketing. Achieve higher gross margins. Reinforce the brand's strength with exclusive products.

     Brand Name -- Build on The Sharper Image name, one of the most widely recognized and positively perceived brands in retailing. Exploit the brand's highly valued attributes of good design, fun, innovation, excitement and imaginative use of new technologies.

     Our goal is to grow the value of our Company to match the stature of our brand name. I believe we are well on our way to achieving that as The Sharper Image begins its second 25 years of business. Thank you for your confidence and support.

                           Respectfully,


        [PHOTO]            /s/ Richard Thalheimer

                           Richard Thalheimer
                           Founder, Chairman and
                           Chief Executive Officer


--------------------------------------------------------------------------------
1979                                    1980
--------------------------------------------------------------------------------
The   first    Sharper   Image          The 1980  catalog  showcases a
catalog  is a slim 24 pages of          large  and  eclectic   product
30  items   representing  "the          selection  with an  innovative
exceptional  and innovative in [PHOTO]  graphic style - bold, exciting [PHOTO]
elec- tronics,"  including the          and   enduring.   Honored   by
first cordless phone. We offer          Catalog Age magazine as one of
toll-free 24-hour ordering and          "The 10 BEST Catalog  Concepts
generous return privileges.             Ever."

--------------------------------------------------------------------------------
CATALOG AND DIRECT MARKETING
--------------------------------------------------------------------------------
[PHOTO]

Millions of single-
product mailers were
circulated in 2001.


     We began as direct marketers in 1977, with a single magazine ad for a runner's watch. Two years later, we mailed our first catalog. Today, direct marketing remains a vital part of our multichannel business. In 2001, we mailed more than 70 million catalogs -- eight million more than last year; 22 million more than two years ago. Honored by Catalog Age magazine as one of "The 10 BEST Catalog Concepts Ever," our monthly catalog is also our primary advertising medium for our Web site and stores. Additionally, we mailed millions of solo-product brochures, and our direct-response television ad for the Ionic Breeze(R) Silent Air Purifier was America's number one most frequently shown TV infomercial in 2001. Magazine and newspaper advertising rounds out our multimedia direct marketing efforts.

     We believe direct marketing is retailing at its most persuasive and it answers modern retailing's key question -- How to sell something that cannot be touched to a person you cannot see? Direct marketing demands a distinctive brand identity. The Sharper Image's direct marketing strategy has an "item" focus that makes each single product important and relevant to the consumer's needs. Our direct marketing materials feature outstanding graphics, bold photography, exciting presentations, compelling copy and clear communication of benefits and value -- all of it created by our in-house team of graphic designers, production artists, photographers and writers.

     Direct marketing demands superior customer service in all its aspects -- accurate information, fast delivery, rapid response to inquiries, no-hassle exchanges, prompt refunds, in-stock merchandise, quick checkout, risk-free trial, and reassuring warranties. In sum, successful direct marketing requires a great shopping experience with an eye on building long-term customer relationships. We have a large and growing database of loyal Sharper Image customers and we are strongly focused on building sales from this vital strategic asset.

     Our mailed-catalog economics are improving, and with higher margins and savings in printing and paper costs, we expect to help offset potentially higher postage costs. Our plans are to continue our growth in all direct marketing media.


(2)
--------------------------------------------------------------------------------
1981                                    1982
--------------------------------------------------------------------------------
The first  Sharper Image store          We are the  first  catalog  to
opens   in   San    Francisco.          offer  club-quality   Nautilus
Catalog advertising created an [PHOTO]  fitness equipment for the home  [PHOTO]
enthusiastic base of customers          -   again   leading   a  major
who  also  liked  to  shop  in          product trend.
stores.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    [PHOTO]





The  Sharper  Image  catalog's
sensational   photography  and
bold graphics distinguishes us
from all our competitors.


--------------------------------------------------------------------------------
1983                                    1984
--------------------------------------------------------------------------------
Sensational   64-page  catalog          We are  widely  recognized  as
highlights     hundreds     of          the first specialty catalog to
fantastic   products   and  an [PHOTO]  make it "cool" for  tech-savvy  [PHOTO]
exceptional toll-free customer          young  professionals to buy by
service phone line.                     mail.

--------------------------------------------------------------------------------
STORES
--------------------------------------------------------------------------------

     We opened our first store in 1981, when we were a four-year-old company. Six years later - in 1987, when we went public - The Sharper Image had become a multichannel retailer with 45 stores accounting for more than two-thirds of our sales. In 2001, 109 stores accounted for 61 percent of sales.

     Last year, we opened 14 stores; in 2000, we opened nine -- a two-year total of 23. This accelerated pace takes strategic advantage of the increased popularity of our proprietary and private-label products, the broadening of our customer base, the increased number of highly desirable locations, and our improved store economics.

     In evaluating new-store investments, we are prudent in our selection criteria but aggressive in our desire for rapid payback. Currently, these new stores, together, are on track to reap a 100 percent return on investment within their first 24 months.

     We have often been told by landlords that in surveys of shoppers asking which new stores they want to see in their mall, The Sharper Image is the shoppers' top choice. Our stores are fun and exciting places to discover innovative products that often can be found nowhere else. Our merchandise is more broadly appealing than ever, with a wide selection of unique and popularly priced items for men, women and children of all ages.

     We have a variety of store locations in both new and established markets -- big and small; urban and suburban; downtown and tourist; major mall, shopping center and street-front. We believe we have an excellent opportunity to meet or exceed our goal of 10 to 15 percent new store unit growth in the next year.


                                                  The  Sharper  Image  store  in
                        [PHOTO] Bellevue Square, outside Seattle, Washington, opened in November 2001.

(4)
--------------------------------------------------------------------------------
1985                                    1986
--------------------------------------------------------------------------------

We change from a quarterly  to          Our     product     assortment
a monthly catalog, which gives          broadens    its   appeal   and
us     flexibility    to    do [PHOTO]  includes new ergonomic toys to  [PHOTO]
innovative  marketing  such as          improve the health and fitness
our first movie tie-in.                 of young children.

--------------------------------------------------------------------------------
1987                                    1988
--------------------------------------------------------------------------------
The  Sharper  Image  makes its          A full  page  in  our  catalog
initial  public  offering as a          introduces  a  pocket  PC with
multichannel  retailer with 45 [PHOTO]  "32K  memory  (more  than  the  [PHOTO]
stores contributing two-thirds          original  IBM  PC!)"   Another
of sales.                               page   launches  our  fog-free
                                        mirror.

--------------------------------------------------------------------------------
INTERNET
--------------------------------------------------------------------------------

     In Internet years, 1995 was long time ago, but it was the year we launched our e-commerce Web site, sharperimage.com. In our 1995 annual report, we wrote, "The Internet holds great promise and (in) the next three years, this medium will emerge as a widespread communications channel.

     The Sharper Image is pioneering (and that) will allow us to emerge as a leader when the market begins to reach full acceptance." Yes, this was visionary. We recognized, long before our competitors, the Web's extraordinary potential. Our strengths matched the opportunity, powerful brand, exclusive products, excellent customer service and superior direct-marketing know-how.

     In 2001, we focused on improving the ease and speed of shopping and ordering by streamlining checkout so registered customers are just three clicks from completing an order. Catalog Quick Order is now a homepage fixture. Product pages list related accessories with click-to-add check boxes. We are still pioneers in the imaginative use of Web technology. Our growing list of more than one million online shoppers receives monthly email product sneak previews and special offers that have driven sales in all channels. Our online Auction helps to manage close-out and reconditioned inventory. We launched Galleria, a portal to other online stores where our customers earn Sharper Image Dollars. Web-linked Affiliates add new-to-file online buyers with little advertising risk to us. Finally, our pioneering European Web sites have modest sales today but -- like 1995's U.S. Web site -- we believe they are important first steps toward realizing the international opportunity for Sharper Image products.

[PHOTO]

Emails go out to our online
customers every month to
introduce our newest products.

                                                             [PHOTO]

                                                  Internet  sales  have  quickly
                                                  grown  from  just  $50,000  in
                                                  1995 to more than $49  million
                                                  in 2001,  more than 12 percent
                                                  of total revenues.

(6)
--------------------------------------------------------------------------------
1989                                    1990
--------------------------------------------------------------------------------
We  introduce  an   electronic          We open a 50,000  square  foot
word  processor  for the home.          distri-bution center in Little
"Everyone       will      have [PHOTO]  Rock to support a growing base  [PHOTO]
sophisticated           office          of 66 stores and an  expanding
electronics by 2000. Panasonic          mail-order business.
offers them today."

--------------------------------------------------------------------------------
1991                                    1992
--------------------------------------------------------------------------------
Exclusive  products with broad          "The   Sharper   Image  Store"
appeal are best exemplified by          catalog has fewer pages and is
our popular Gel Insoles.  This [PHOTO]  less  expensive to mail. It is  [PHOTO]
"hard-to-resist  $20  purchase          the primary advertising medium
helps   turn   browsers   into          to  attract  shoppers  to  our
buyers."                                retail stores.

                                     [PHOTO]


(8)
--------------------------------------------------------------------------------
1993                                    1994
--------------------------------------------------------------------------------
Sharper  Image Design group is          The Sharper  Image's  position
established   and  its   first          as  the   premier   store  for
product  is the Auto Drive Tie [PHOTO]  Father's    Day    gifts    is  [PHOTO]
Rack,  an  upgrade of a proven          practically   unchallenged  by
bestseller.                             any competitor.

--------------------------------------------------------------------------------
                          SHARPER IMAGE PRIVATE LABEL
--------------------------------------------------------------------------------



                                    [PHOTO]

     Today, most of our major product programs from third-party vendors are private-labeled "Sharper Image," packaged in colorful boxes with our distinctive photography, and showcased with exciting store displays. Working directly with the manufacturers, we often enhance private-label products with exclusive new features and design elements. Private-label products have much higher margins than the national brands in our assortment. Private-label products deflect direct price competition. We believe our name and product know-how add value to a wide range of merchandise. Private-label items continually reinforce our status as a leading retailer for innovative products among shoppers as well as gift recipients.

     In 2001, private-label merchandise and Sharper Image Design proprietary products accounted for 70 percent of sales. The largest, fastest growing private-label program was consumer electronics, including great-looking and affordable stereo systems. Our product-sourcing capabilities permit us to significantly increase the number of categories and diversity of products that can be labeled "Sharper Image."

     Taking advantage of our vertical integration and exclusive products, our business-to-business sales increased to more than $39 million, a 20% increase over last year. Our national and international wholesale operations, and our corporate incentive and rewards programs, have enhanced our market presence and further established The Sharper Image as a premier source of innovative merchandise to a larger universe of consumers.


--------------------------------------------------------------------------------
1995                                    1996
--------------------------------------------------------------------------------
We  begin  selling  on  AOL in          After 15 years,  and dozens of
spring;   then,  in  June,  we          imitators,     the    November
launch  our   sharperimage.com [PHOTO]  catalog    unveils    a   new,  [PHOTO]
e-commerce  site on the  World          original  graphic  design  and
Wide Web.                               our new logo.

--------------------------------------------------------------------------------
SHARPER IMAGE DESIGN
--------------------------------------------------------------------------------



                                    [PHOTO]

     Our inaugural annual report for 1987 stated, "our goal is to create an in-house product design department." It was a sound strategy but proved challenging to implement. In 1993, we established Sharper Image Design, our product development group, and by 1995 a range of items -- from a Sound Soother(R) to a Memo Manager(R) to a Turbo-Groomer(R)-- began to have a positive impact on sales and margin. In 1997, the Ionic Hair Wand(TM) was Sharper Image Design's first proprietary product bestseller; and in 1998, with the launch of the Personal Cooling System(TM) and the Ionic Breeze(R) Silent Air Purifier -- two number-one sellers -- proprietary products began to fuel large increases in sales, margin and earnings.

     For softgoods specialty retailers, proprietary merchandise is a proven success formula because margins are higher, brand is reinforced and competition is deflected. Among competing hardgoods retailers, The Sharper Image stands apart with its superior competence in developing and marketing a diverse range of best-selling products. This is a very important strategic asset.

     The Sharper Image Design team of engineers is growing and our base of contract manufacturers and technical resources is expanding. We see opportunities for product development in electronics, toys, personal care, air purification, robotics and more. Products that prove popular -- and we believe our new Ionic Breeze(R) GP with UV Germicidal Protection will be a top-seller -- can have their sales maximized in all channels with aggressive multimedia marketing.


[PHOTO]

Founder and CEO Richard  Thalheimer with
the   Sharper   Image   Design   product
development team.

--------------------------------------------------------------------------------
1997                          1998                          1999
-------------------------------------------------------------------------------
The    Ionic    Hair          Ionic      Breeze(R)          The year of the Web.
Wand(TM)     --    a          Silent Air  Purifier          We do more  Internet
women's     personal          is   launched    and          sales     in     two
care  product  -- is [PHOTO]  becomes          the [PHOTO]  December  weeks than
the first number-one          company's                     in  all  the   prior
seller ever  created          top-selling item. It          year.  And we launch
by   Sharper   Image          incorporates                  an Auction site.
Design.                       exclusive,  patented
                              technology.

                                     [PHOTO]


                                                  Sharper  Image   Design's  new
                                                  Ionic  Breeze  GP  Silent  Air
                                                  Purifier   with    untraviolet
                                                  germicidal  protection debuted
                                                  in March 2002.

--------------------------------------------------------------------------------
                2000                            2001
------------------------------------------------------------------------------
                Razor Scooter, which            Founder      Richard
                we   private-labeled            Thalheimer
    [PHOTO]     and   introduced  to   [PHOTO]  celebrates       the    [PHOTO]
                America, ignites one            opening    of    The
                of retailing's  most            Sharper      Image's
                extraordinary fads.             100th  store  in his
                                                hometown  of  Little
                                                Rock, Arkansas.

Management's Discussion and Analysis of
Results of Operations and Financial Condition
--------------------------------------------------------------------------------
Sharper Image Corporation

Results of Operations
Percentage of Total Revenues
--------------------------------------------------------------------------------
                                       Fiscal Year Ended Jan. 31,
                                -------------------------------------------
                                     2002         2001          2000
                                (Fiscal 2001) (Fiscal 2000) (Fiscal 1999)
                                -------------------------------------------
Revenues:

 Net store sales                    58.6%         59.2%         61.9%
 Net catalog sales                  22.8          20.6          21.6
 Net Internet sales                 12.6          14.3           9.4
 Net wholesale sales                 2.8           2.2           3.4
 List rental and licensing           0.2           0.5           0.5
 Delivery                            3.0           3.2           3.2
                                 -------       -------        ------
Total Revenues                     100.0         100.0         100.0

 Costs and Expenses:
 Cost of products                   47.8          50.6          50.6
 Buying and occupancy                9.7           7.4           9.1
 Advertising                        17.3          13.0          12.5
 General, selling,
  and administrative                24.7          22.6          22.9
                                 -------       -------        ------
Operating Income                     0.5           6.4           4.9
Other Income                         0.0           0.5           0.2
                                 -------       -------        ------
Earnings Before
Income Tax                           0.5           6.9           5.1
Income Tax                           0.2           2.8           2.0
                                 -------       -------        ------
Net Earnings                         0.3%          4.1%          3.1%
                                 =======       =======        ======

Revenues

                                       Fiscal Year Ended Jan. 31,
                              ---------------------------------------------
                                   2002           2001            2000
Dollars in thousands          (Fiscal 2001)   (Fiscal 2000)   (Fiscal 1999)
                              ---------------------------------------------
Net store sales                  $232,146        $249,449        $188,416
Net catalog sales                  90,363          86,823          65,617
Net Internet sales                 49,820          60,213          28,495
Net wholesale sales                10,893           9,426          10,483
                                 --------        --------        --------
Total Net Sales                   383,222         405,911         293,011
List rental and licensing             985           1,704           1,354
Delivery                           11,992          13,521           9,732
                                 --------        --------        --------
Total Revenues                   $396,199        $421,136        $304,097
                                 ========        ========        ========


Revenues
Fiscal 2001

     Total Company net sales for fiscal 2001 decreased $22,689,000, or 5.6%, from the prior fiscal year. Returns and allowances were 11.9% of sales for fiscal 2001, as compared with 9.9% for fiscal 2000. The increase in the returns rate is primarily due to the increased volume of Razor Rollerboard Scooters sold in fiscal 2000, which had a lower returns rate. The decrease in net sales was primarily attributable to decreases in net sales from stores of $17,303,000 and Internet operations of $10,393,000 partially offset by an increase in catalog of $3,540,000.

     The decrease in net sales was due primarily to weak consumer spending during most of fiscal 2001, the general economic slowdown, the events of September 11, and the exceptional sales volume increase we experienced in fiscal 2000 related to the Razor Rollerboard Scooters. The decrease was minimized by the strong sales volume experienced during the holiday season and the 14 new and four temporary stores opened during fiscal 2001.Another factor that minimized the overall decrease in net sales was the continued popularity of Sharper Image Design proprietary and private label products, which increased from 64% of net sales in fiscal 2000 to 70% in fiscal 2001. On a forward-looking basis, there can be no assurance the sales growth from these types of products will continue. Popular strong proprietary product include the various ionic technology-related products such as the Ionic Breeze(R) QuadraSilent(TM) Air Purifier that has been in our product line for several years, the Ionic Breeze Car Plug-In Ionizer, the Ionic Hair Wand and the Ionic Conditioning(TM) QuietHair Dryer. The private label products that were strong sellers during fiscal 2001 include several uniquely styled stereo systems as well as various personal care and home-related products. Management believes that the continued development and introduction of new and popular Sharper Image Design proprietary and private label products is a key strategic objective and important to the Companys future success.

     Management believes that the increased investment in its advertising initiatives during fiscal 2001 was another contributing factor to minimizing the decrease in net sales in an extremely difficult retail environment and that net sales in all selling channels benefited from the significant increase in television infomercial advertising that highlighted select Sharper Image Design proprietary products. Management also believes that these initiatives

--------------------------------------------------------------------------------
Sharper Image Corporation

are broadening the Company's customer base, which is an important factor in our current and future revenue growth, although we cannot assure you of the continued success of these and future advertising initiatives.

     For fiscal 2001, net store sales decreased $17,303,000, or 6.9%, and comparable store sales decreased 16.0% from the prior fiscal year. The decrease in net store sales was primarily due to the exceptional sales volume experienced in fiscal 2000 relating to the Razor Rollerboard Scooters and the closure of two stores at lease maturity. Also contributing to the decrease in net store sales for fiscal 2001 was a 4.2% decrease in total store transactions and a 1.2% decrease in average revenue per transaction as compared with the same prior year period. The decrease was partially offset by sales from the 14 new and four temporary stores opened during fiscal 2001 and the annualized sales of nine new stores opened in fiscal 2000. Management believes that the decrease was minimized as a result of the increased television infomercial advertising during fiscal 2001, which management believes increased customer traffic and sales in retail store locations. Average net sales per square foot was $578 for fiscal 2001, compared to $763 in fiscal 2000 and $546 in fiscal 1999. Net store sales and comparable store sales for fiscal 2001, excluding sales of scooters, increased 14 percent and two percent, respect

     Net catalog sales, which includes sales generated from catalog mailings, solo mailers, print advertising and television infomercials, for fiscal 2001 increased $3,540,000 or 4.1% from fiscal 2000. The net sales increase from these direct marketing activities was primarily due to an increase of 13% in Sharper Image catalogs circulated, an increase of 8% in pages circulated, and an increase in television infomercial advertising highlighting selected Sharper Image Design products. Management believes the productivity of several catalogs was negatively affected by the interruption in mail service and the closure of several post office operations following September 11, which resulted in the catalogs being delayed or not reaching their original destination. The increase in net catalog sales for fiscal 2001 represents an increase of 18.3% in average revenue per transaction offset by a 13.5% decrease in transactions, compared to the prior year. Net catalog sales excluding Razor Scooter sales for fiscal 2001 increased by 23% over the same period in the prior year.

     For fiscal  2001 and 2000,  27.9% and 15.4% of the net  catalog  sales were generated from television infomercial direct sales. The Company intends to continue its aggressive multimedia advertising programs during fiscal 2002 to attract new customers, while achieving an appropriate return on advertising investment, although there can be no assurance of the continued success of these advertising initiatives. The Company's goal is to achieve direct response sales resulting in near break even results on all direct marketing advertising initiatives. Management continually reviews its advertising initiatives, including the pages and the number of catalogs circulated, in its efforts to optimize the revenues from catalog advertising.

     The Company's fiscal 2001 Internet sales, which includes its auction sales, decreased $10,393,000, or 17.3%, from fiscal 2000. The fiscal 2001 decrease in Internet net sales was due primarily to the targeted decrease in auction sales and the significant Razor scooter sales experienced in fiscal 2000. The decrease in sales reflected a decrease of 30.1% in transactions partially offset by an 18.2% increase in revenue per transaction. We believe these changes were primarily attributable to management's decision to raise bid prices and to reduce the number of products offered during fiscal 2001 on its auction site, which resulted in achieving the goal of improving the gross margin rate and gross margin dollars from auctions. Excluding auction sales, Internet sales decreased 2.6% for fiscal 2001, transactions decreased 8.8%, and average revenue per transaction increased 6.8% for fiscal 2001. Excluding auction and Razor Scooter sales, Internet sales for fiscal 2001 increased 16.0% over the same prior year period.

     The  Company   plans  to  continue   using  the  auction  sites  to  manage
inventories, including closeouts, repackaged and refurbished items.

     During fiscal 2001, the Company updated its Web site with a new home page that includes enhanced graphics, bolder presentation of more products and catalog quick order. The Company also has streamlined its checkout process to allow the customers to complete their on-line orders more quickly.

     Net wholesale sales for fiscal year 2001 increased $1,467,000, or 15.6%, compared to fiscal 2000, primarily due to testing of new programs during fiscal 2001.

 Fiscal 2000

     Total Company net sales for fiscal 2000 increased $112,900,000, or 38.5%, from the prior fiscal year. Returns and allowances were

--------------------------------------------------------------------------------
Sharper Image Corporation

Revenues (continued)

9.9% of sales for fiscal 2000, as compared with 11.0% for fiscal 1999. The increase in net sales was primarily attributable to increases in net sales from stores of $61,033,000, from catalog of $21,206,000 and from Internet operations of $31,718,000.

     For fiscal 2000, net store sales increased $61,033,000, or 32.4%, and comparable store sales increased by 29.0% from the prior fiscal year. The increase in net store sales for fiscal 2000 reflects a 19.2% increase in total store transactions, with an 11.2% increase in average revenue per transaction. The increase in net store sales and comparable stores sales reflects the popularity of Sharper Image Design products and private label products, including the significant sales of Razor Rollerboard Scooters. The increase in net store sales in fiscal 2000 is also attributable to the opening of nine new stores during fiscal 2000 and annualized sales of five new stores opened during fiscal 1999. This was partially offset by one store that was closed in fiscal 2000 and the three stores that closed in 1999.

     Net catalog sales for fiscal year 2000 increased $21,206,000, or 32.3%, from fiscal 1999. The fiscal 2000 net sales increase reflects an increase of 16.6% in transactions, and a 13.5% increase in average revenue per transaction, compared to the prior year. Management believes that the increase in Sharper Image catalog sales is partially attributable to a 31% increase in Sharper Image Catalog pages circulated in fiscal 2000 as compared to fiscal 1999, as well as the continued popularity of Sharper Image Design proprietary and private label products, including the Razor Rollerboard Scooter. Management also believes that the increased catalog and page circulation has positively impacted the revenue growth in store and Internet sales. Other contributing factors to the increase in net catalog sales in fiscal 2000 from the same period last year, are the increased single-product solo-mailer campaigns conducted in fiscal 2000, and increased revenue generated from infomercials and print advertising in 2000.

     The Company's fiscal 2000 Internet sales from sharperimage.com, which includes the Sharper Image auction site, increased $31,718,000, or 111.3%, from fiscal 1999. The fiscal 2000 increase in Internet net sales reflects an increase of 88.5% in transactions and a 12.1% increase in revenue per transaction.

     Net wholesale sales for fiscal year 2000 decreased $1,057,000, or 10.1%, compared to fiscal 1999, primarily due to the testing of programs with new customers that the Company did not repeat in 2000.

     For the purpose of determining comparable store sales, comparable stores are defined as those which were open during the entire comparable period of the previous year and are compared monthly for purposes of this analysis. Inflationary effects are not considered significant to the growth of sales.

Cost of Products

Fiscal 2001

     Cost of products for fiscal 2001 decreased $23,489,000, or 11.0%, from fiscal 2000. The decrease in cost of products is due to the lower sales volume for the total Company, and to the increased percentage of sales of Sharper Image Design proprietary products and private label products, which generally carry higher margins. The gross margin rate for fiscal 2001 was 52.1%, which was 2.9 percentage points better than the prior year rate of 49.2%. The Sharper Image Design proprietary and private label products as a percentage of net sales, exclusive of wholesale, increased to 70% in fiscal 2001 as compared to 64% in fiscal 2000.

Fiscal 2000

     Cost of products for fiscal 2000 increased $59,201,000, or 38.5%, from fiscal 1999. The increase in cost of products is due to the higher sales volume compared to the prior year. The gross margin rate for fiscal 2000 was 49.2%, which was consistent with the comparable prior-year period. The Sharper Image Design proprietary and private label products as a percentage of net sales, exclusive of wholesale, increased to 64% in fiscal 2000 as compared to 50% in fiscal 1999.

     The Company's gross margin rate fluctuates with the changes in its merchandise mix, primarily Sharper Image Design proprietary and private label products, which is affected by new items available in various categories or introduced by the Company. The variation in merchandise mix from category to category from year to year reflects the characteristic that the Company is driven by individual products as opposed to general lines of merchandise. Additionally, the auction sites and other selected promotional activities, such as free shipping offers, will, in part, tend to offset the rate of increase in our gross margin rate.

     It is impossible to predict future gross margin rates accurately, although the Company's goal is to continue to increase sales of Sharper Image Design proprietary products and other exclusive private label products, as these products generally carry higher

--------------------------------------------------------------------------------
Sharper Image Corporation

Cost of Products (continued)

margins than branded products and may be less susceptible to price comparisons by customers. The popularity of these proprietary products and private label products contributed to the 2.9 percentage point increase in the gross margin rate for fiscal 2001. Management believes that the introduction of new proprietary and private label products at gross margins that are anticipated to be in excess of the average of those currently being realized should have a positive impact on the Company's gross margin rate for 2002, but management cannot assure you that proprietary and private label products will continue to have gross margins in excess of the average gross margin. Also, to the extent that the introduction of popular proprietary products becomes a higher proportion of sales, this could have a positive impact on the gross margin rate for fiscal 2002 and in the future, although we cannot assure you such increase in gross margin will occur.

Buying and Occupancy

Fiscal 2001

     Buying and occupancy costs for fiscal 2001 increased $7,098,000, or 22.7%, from fiscal 2000. The increase primarily reflects a full year of occupancy costs for nine new stores opened in fiscal 2000, the occupancy costs associated with the 14 new stores and four temporary stores opened in fiscal year 2001, and occupancy cost increases associated with routine lease renewals, partially offset by the two stores that closed during fiscal 2001. The increase also reflects higher rent expense related to our corporate headquarters office space beginning in fiscal 2001. Buying and occupancy costs as a percentage of total revenues increased from 7.4% in fiscal 2000 to 9.7% in fiscal 2001. The Company's goal is to continue to grow the number of new stores by 10-15 percent. The Company met this goal in fiscal 2001 with 14 new stores and is on track to achieve the store unit growth goal for fiscal 2002.

Fiscal 2000

     Buying and occupancy costs for fiscal 2000 increased $3,384,000, or 12.2%, from fiscal 1999. The increase primarily reflects a full year of occupancy costs for five new stores opened in fiscal 1999, the occupancy costs associated with the nine new stores opened in fiscal year 2000, and occupany cost increases associated with certain existing locations, partially offset by the one store that closed during fiscal 2000. The increase is partially attributable to percentage rent increases due to higher sales volume in many of our stores. Buying and occupancy costs as a percentage of total revenues decreased from 9.1% in fiscal 1999 to 7.4% in fiscal 2000.

Advertising

Fiscal 2001

     Advertising expenses for fiscal 2001 increased $13,845,000, or 25.3%, from fiscal 2000. The increase in advertising expenses was attributable to a 13% increase in the number of Sharper Image catalogs mailed, an 8% increase in catalog pages circulated and a 108% increase in television infomercial advertising. The increase also included higher postage costs for catalogs mailed during fiscal 2001. Additionally, the Company continued its other multimedia advertising initiatives, which included radio advertising and single product mailers, among others. Although, management believes they contributed to sales in the stores, catalog and Internet channels, there can be no assurance of the continued success of these advertising initiatives. Advertising expenses as a percentage of total revenues increased from 13.0% in fiscal 2000 to 17.3% in fiscal 2001.

     The Company increased its television media spending on infomercials highlighting selected Sharper Image Design products. The broad appeal of our Sharper Image Design products, in conjunction with the higher gross margin rates, allow the Company to achieve its goal of near break-even results on this type of advertising expenditure. The majority of the spending on television infomercials was for one of our more popular Sharper Image Design proprietary products, the Ionic Breeze(R) Quadra(TM) Silent Air Purifier. Advertising expense, excluding television infomercial expenses, was 10.7% and 12.4% of total net sales for fiscal 2000 and 2001, respectively.

     Management believes that the expansion of its multimedia advertising initiatives of direct marketing and radio helped contribute to the sales results for fiscal 2001 and will continue to be an important factor in future revenue growth. As a result, advertising costs, which include television infomercial, catalog circulation, catalog pages, and other marketing initiatives are anticipated to be higher in fiscal 2002. Additionally, the higher cost of postage on various direct marketing mailers, including the catalog and single product mailers, is expected to contribute to advertising cost increases partially offset by the anticipated savings from lower paper costs in 2002.

--------------------------------------------------------------------------------
Sharper Image Corporation

Advertising (continued)

Fiscal 2000

     Advertising expenses for fiscal 2000 increased $16,642,000, or 43.8%, from fiscal 1999. The increase in advertising expenses was partially attributable to a 31% increase in the number of Sharper Image catalogs mailed, a 34% increase in catalog pages circulated in fiscal 2000 and to the increases in television infomercial spending. Advertising expenses as a percentage of total revenues increased from 12.5% in fiscal 1999 to 13.0% in fiscal 2000.

General, Selling and Administrative

Fiscal 2001

     General, selling and administrative expenses (GS&A) for fiscal 2001 increased $2,570,000, or 2.7%, from fiscal 2000. The increase in GS&A expenses for fiscal 2001 was attributable to increases in overall selling expenses related to the opening of 14 new stores and four temporary stores during fiscal 2001, and the annualized selling expenses related to the nine stores opened in fiscal 2000, partially offset by the reduced selling expenses of two stores closed at lease maturity during fiscal 2001. The increase was also due to the Company's continued development of its proprietary products, the technological system enhancements made in operational areas of the Company, the expansion and improvement in operational infrastructure, and compensation and benefit expenses associated with attracting and retaining key employees. Partially offsetting the increase in GS&A expenses were cost savings achieved during fiscal 2001. These cost savings benefits were achieved as a result of management's continual review of the Company's GS&A expenses and infrastructure.

     GS&A expenses for fiscal 2001 increased as a percentage of total revenues to 24.7% from 22.6% in fiscal 2000. The increase is reflective of the lower sales volume experienced in fiscal 2001 due to weak consumer spending, the events of September 11 and the general economic slowdown. Management believed that these events were temporary and retained the necessary operational infrastructure, which resulted in the higher percentage to net sales for fiscal 2001.

     During fiscal 2001, the Company took over the distribution center operations of the 60,000 square foot leased facility located in Ontario, California, which was previously utilized by the Company under a third party service agreement, and consolidated two smaller sites into a 104,000 square foot leased facility located adjacent to our owned facility in Little Rock, Arkansas. These changes resulted in GS&A savings due to the termination of the higher costs related to the third party service agreements for fulfillment and storage services.

Fiscal 2000

     General, selling and administrative expenses for fiscal 2000 increased $25,740,000, or 37.0%, from fiscal 1999. The increase was primarily due to increases in variable expenses from increased net sales and overall selling expenses related to the opening of nine new stores. Also, the Company's continued development of proprietary products and increasing Internet operations have increased GS&A expenses in expanding and improving the operational infrastructure, as well as attracting and retaining key employees. General, selling and administrative expenses as a percentage of total revenues decreased from 22.9% in fiscal 1999 to 22.6% in fiscal 2000 due to better leverage from substantially increased sales volume.

Other Income

     Other income, net, for fiscal 2001 decreased $1,961,000 from fiscal 2000, primarily due to the decrease in interest income earned on lower investment balances, the reduction in interest rates on invested balances and the interest expense incurred on seasonal borrowings.

     Other income, net, for fiscal 2000 increased $1,469,000 from fiscal 1999, primarily due to the interest income earned during fiscal 2000 from higher investment balances generated from improved operating results.

Income Taxes

     The effective tax rate for fiscal 2001, 2000, and 1999 was 40.0%. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered, other than changes in the tax law or rates.

--------------------------------------------------------------------------------
Sharper Image Corporation

Liquidity and Capital Resources

     The Company met its short-term liquidity needs and its capital requirements during fiscal 2001, with cash generated from operations, trade credit, its revolving credit facility and existing cash balances. The Company believes that the combination of its cash and cash equivalents, internally generated funds, trade credits and available borrowings under its revolving credit facility will be sufficient to finance its working capital and capital expenditure requirement for at least the next twelve months.

     Net cash provided by operating activities totaled $9,443,000 for fiscal 2001, a decrease of $8,606,000 million from fiscal 2000. The decrease in net cash provided by operating activities is primarily due to the decrease in net earnings, accounts payable, accrued expenses and deferred revenues. This is partially offset by a 19% decrease in the Company's merchandise inventory balance. The decrease in inventory reflected the Company's planned management to lower inventory during fiscal 2001, and an increase in Sharper Image Design proprietary and private label products, which generally have lower cost of products.

     Net cash used in investing activities, primarily capital expenditures for new stores, design and tooling costs for proprietary products and technological upgrades to our operational infrastructure, totaled $20,563,000 in fiscal 2001 compared to $19,747,000 in fiscal 2000. During fiscal 2001, the Company opened 14 new stores and four temporary stores. There were also two stores closed at their lease maturity. The Company also remodeled nine stores during fiscal 2001.

     Net cash used in financing activities totaled $482,000 in fiscal 2001, which was the result of $988,000 used to repurchase the Company's stock and $15,784,000 related to payments on the Company's mortgage loan and revolving credit facility, offset by $15,625,000 of borrowings under the revolving credit facility and $665,000 in proceeds from the issuance of common stock in connection with the Company's stock option plan. On December 6, 2000, the Company's board of directors authorized a common stock repurchase program. Under the program, which expires on January 31, 2002, management has the authority to purchase up to 800,000 shares of Sharper Image common stock in public market transactions. Through January 31, 2002, the Company repurchased 206,000 shares of common stock under this program for a total cost of approximately $2,365,000.

     The table below presents significant commercial credit facilities available to the Company and their associated expiration dates.

($ in millions)
-------------------------------------------------------------------
       Maximum Amount of Commitment Expiration Per Period
-------------------------------------------------------------------
                                                       Total
Maximum Commercial         Less than       1-3        Amount
Commitments                 1 Year        Years      Committed
                           ----------------------------------------

Revolving Credit Facility
  --Oct. 1 - Dec. 31*        $ 0.0       $ 33.0        $33.0

Term Loans for Capital
  Expenditures                 0.0          2.0          2.0
                             -----       ------       ------
Total Commercial
  Commitment                 $ 0.0       $ 35.0       $ 35.0
                             =====       ======       ======


* This represents the maximum commitment under the revolving credit facility. It includes limits of $15.0 million for documentary letters of credit and $5.0 million for standby letters of credit.

     The Company has a revolving secured credit facility with The CIT Group/Business Credit, Inc. (CIT) (formerly Tyco Capital) with an expiration date of September 2004. The credit facility allows the Company borrowings and letters of credit up to a maximum of $33 million for the period October 1 through December 31 and up to $20 million for other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate plus a margin or at LIBOR plus a margin based on the Company's financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. The Company was in compliance with all covenants as of January 31, 2002.

     The highest amount of direct borrowing under the revolving loan credit facility during fiscal 2001 was $15,625,000, which was repaid by December 10, 2001. During fiscal 2000, the Company did not borrow under the revolving loan credit facility. Letter of credit commitments outstanding under the credit facility at January 31, 2002, and 2001 were $4,494,000 and $1,134,000, respectively.

     In addition, the credit facility provides for term loans for capital expenditures ("Term Loans") up to $2.0 million. Amounts borrowed under the Term Loans bear interest at a variable rate of

--------------------------------------------------------------------------------
Sharper Image Corporation

Liquidity and Capital Resources (continued)

either prime rate plus a margin or at LIBOR plus a margin based on the Company's financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. As of January 31, 2002, there were no borrowings on this facility.

     The table below presents significant contractual obligations of the Company at fiscal year end.

($ in millions)
----------------------------------------------------------------------------
Contractual                      Less than   1-3     4-5   After 5
Obligations                       1 Year    Years   Years   Years    Total
                                --------------------------------------------

Revolving Credit Facilty         $ 4.5        --      --      --    $  4.5
  Letters of Credit
Notes Payable                       .1     $  0.4  $  0.5  $  1.2      2.2
Operating Leases                  24.1       43.8    32.9    51.7    152.5
Other Long--Term
  Obligations                      --         --      --      --       --
                                 -----     ------  ------  ------    -----
Total Contractual
  Cash Obligations                28.7     $ 44.2  $ 33.4  $ 52.9   $159.2
                                 =====     ======  ======  ======    =====

     At January 31, 2002, notes payable included a mortgage loan collateralized by the Company's Little Rock distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. At January 31, 2002, the balance of this note was $2.2 million.

     In fiscal 2002, the Company plans to continue its real estate strategy of annual new store unit growth of 10-15%, to remodel approximately five to 10 stores at lease renewal, and continue its capital investment in design and tooling costs for proprietary products. The Company also plans to update and refine its Web site, sharperimage.com, and to further develop its Web site presence internationally. The Company is planning to reconfigure its existing distribution centers to accommodate future growth. Total capital expenditures for fiscal 2002 are estimated at approximately $18 to $22 million. We cannot assure that any of these expenditures will lead to an increase in sales.

New Accounting Pronouncements

     SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, requires the Company to record all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value, and is effective for all fiscal years beginning after June 15, 2000. The Company implemented SFAS 133, as amended, on February 1, 2001. Adoption of this statement did not have a material impact on the Company's financial position or results of operations.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets" (effective for the Company on February 1, 2002). SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of the new standards is not expected to have a material impact on the Company's financial position or results of operations.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 became effective for the Company on February 1, 2002. Adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

Critical Accounting Policies and Estimates

     The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Estimates and assumptions include,

--------------------------------------------------------------------------------
Sharper Image Corporation

Critical Accounting Policies and Estimates (continued)

but are not limited to the carrying value of inventory, fixed asset lives, deferred cost recovery period, income taxes and contingencies and litigation. The Company bases its estimates on analyses, of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe that the following represent our more critical estimates and assumptions used in the preparation of our financial statements, although not inclusive.

     Accounts Receivable -- The Company records an allowance for credit losses based on estimates of customers' ability to pay. If the financial condition of our customers were to deteriorate, additional allowances may be required.

     Revenue Recognition -- The Company recognizes revenue at the point of sale at its retail stores and at the commencement of delivery to a customer for its mail order sales, including Internet. The Company records estimated reductions to revenue for customer returns. These estimates are based on the Company's historical trends adjusted for current market conditions. If actual return rates differ from those estimated by the Company, additional reductions may be required. The Company also records estimated reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, the Company may take actions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

     Store Closure Reserves -- The Company records reserves for closed stores based on future lease commitments, anticipated future subleases of properties and current risk-free interest rates. If interest rates or the real estate leasing markets change, additional reserves may be required.

     Merchandise Inventories -- The Company will write down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     Other accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with its evaluation of the recoverability of deferred tax assets as well as those used in the determination of liabilities related to litigation, product liability, taxation and inventory valuations. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, and product mix. The Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimate described above.

     As discussed in Note I to the consolidated financial statements, the Company is involved in litigation incidental to its business, the disposition of which is expected to have no material effect on the Company's financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions related to these proceedings. The Company accrues its best estimates of the probable cost for the resolution of legal claims. Such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or the Company's strategies change, it is possible that the Company's best estimates of its probable liability in these matters may change.

Quantitative and Qualitative
Disclosure About Market Risk

     The Company is exposed to market risks, which include changes in interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

     The interest payable on the Company's credit facility is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 0.48% (10% from the bank's reference rate) as of January 31, 2002, the Company's results from operations and cash flows would not be materially affected. In addition, the

--------------------------------------------------------------------------------
Sharper Image Corporation

Quantitative and Qualitative Disclosure About Market Risk (continued)

Company has fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. The Company does not use derivative financial instruments in its investment portfolio. The Company enters into a significant amount of purchase obligations outside of the U.S. which are settled in U.S. dollars and, therefore, have only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

Seasonality

   The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the Holiday shopping season. In past years, a substantial portion of the Company's total revenues, and all or most of the Company's net earnings, have occurred in the fourth quarter ending January 31. The Company, as is typical in the retail industry, generally experiences lower revenues and earnings during the other quarters and has incurred and may continue to incur losses in these quarters.

Uncertainties and Risk

   The foregoing discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto included with this report. Certain statements contained herein, including, without limitation, statements containing the words "plans," "believes," "anticipates," "estimates," "expects," "projections," and words of similar import, constitute "forward-looking statements." These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by the Company, the success of the Company's advertising and merchandising strategy, availability of products, and other factors detailed from time to time in the Company's annual and other reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligations to revise these forward-looking statements to reflect events or circumstances after the date hereof.

Statements of Operations
--------------------------------------------------------------------------------
Sharper Image Corporation

                                                                                      Fiscal Year Ended January 31,
                                                                                -------------------------------------
                                                           2002                     2001                      2000
Dollars in thousands except per share amounts          (Fiscal 2001)            (Fiscal 2000)            (Fiscal 1999)
---------------------------------------------------------------------------------------------------------------------
Revenues:
   Sales                                                 $  435,131               $  450,298               $  329,384
   Less: returns and allowances                              51,909                   44,387                   36,373
                                                         ----------               ----------               ----------
   Net Sales                                                383,222                  405,911                  293,011
   List rental                                                  935                    1,454                    1,129
   Licensing                                                     50                      250                      225
   Delivery                                                  11,992                   13,521                    9,732
                                                         ----------               ----------               ----------
                                                            396,199                  421,136                  304,097
                                                         ----------               ----------               ----------
Costs and Expenses:
   Cost of products                                         189,454                  212,943                  153,742
   Buying and occupancy                                      38,324                   31,226                   27,842
   Advertising                                               68,479                   54,634                   37,992
   General, selling, and administrative                      97,835                   95,265                   69,525
                                                         ----------               ----------               ----------
                                                            394,092                  394,068                  289,101
                                                         ----------               ----------               ----------
Other Income:
   Interest income                                              702                    2,613                      983
   Interest expense                                           (355)                     (330)                    (380)
   Other income (expense)--net                                (294)                     (269)                     (58)
                                                         ----------               ----------               ----------
                                                                 53                    2,014                      545
                                                         ----------               ----------               ----------
Earnings Before Income Taxes                                  2,160                   29,082                   15,541
Income Taxes                                                    864                   11,633                    6,216
                                                         ----------               ----------               ----------
Net Earnings                                             $    1,296               $   17,449               $    9,325
                                                         ==========               ==========               ==========
Net Earnings Per Share - Basic                           $     0.11               $     1.45               $     0.89
                                                         ==========               ==========               ==========
Net Earnings Per Share - Diluted                         $     0.10               $     1.33               $     0.82
                                                         ==========               ==========               ==========
Weighted Average Number of Shares - Basic                11,904,562               12,036,569               10,516,358
                                                         ==========               ==========               ==========
Weighted Average Number of Shares - Diluted              12,568,380               13,074,395               11,358,004
                                                         ==========               ==========               ==========

                                        See Notes to Financial Statements.

Balance Sheets
--------------------------------------------------------------------------------
Sharper Image Corporation

                                                                                                     January 31,
                                                                                       --------------------------------------
                                                                                            2002                    2001
Dollars in thousands except per share amounts                                           (Fiscal 2001)           (Fiscal 2000)
-----------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and equivalents                                                                $    40,417              $    52,019
   Accounts receivable, net of allowance for doubtful accounts of $1,082 and $730            8,098                    9,722
   Merchandise inventories                                                                  50,151                   61,959
   Deferred catalog costs                                                                    3,844                    3,943
   Prepaid expenses and other                                                               10,648                    9,992
                                                                                       -----------              -----------
Total Current Assets                                                                       113,158                  137,635
Property and Equipment, Net                                                                 44,862                   36,474
Deferred Taxes and Other Assets                                                              4,318                    4,727
                                                                                       -----------              -----------
   Total Assets                                                                        $   162,338              $   178,836
                                                                                       ===========              ===========
Liabilities and Stockholders' Equity
Current Liabilities:
   Accounts payable                                                                    $    16,511              $    25,177
   Accrued expenses                                                                         25,262                   29,838
   Deferred revenue                                                                         16,982                   12,440
   Income taxes payable                                                                        807                   10,711
   Current portion of notes payable                                                            174                      160
                                                                                       -----------              -----------
Total Current Liabilities                                                                   59,736                   78,326
Notes Payable                                                                                2,033                    2,206
Other Liabilities                                                                            5,826                    4,742
Commitments and Contingencies                                                                   --                       --
                                                                                       -----------              -----------
Total Liabilities                                                                           67,595                   85,274
                                                                                       -----------              -----------
Stockholders' Equity:
   Preferred stock, $0.01 par value:
     Authorized, 3,000,000 shares: Issued and outstanding, none                                 --                       --
   Common stock, $0.01 par value:
     Authorized, 25,000,000 shares: Issued and outstanding,
     11,970,684and 11,961,911 shares                                                           120                      120
   Additional paid-in capital                                                               42,582                   42,697
   Retained earnings                                                                        52,041                   50,745
                                                                                       -----------              -----------
Total Stockholders' Equity                                                                  94,743                   93,562
                                                                                       -----------              -----------
   Total Liabilities and  Stockholders' Equity                                         $   162,338              $   178,836
                                                                                       ===========              ===========

                                         See Notes to Financial Statements.

Statements of Cash Flows
--------------------------------------------------------------------------------
Sharper Image Corporation

                                                                          Additional
                                          Common              Stock         Paid-in         Retained
Dollars in thousands                      Shares             Amount         Capital         Earnings        Total
--------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1999               8,916,995           $ 89          $ 12,589         $23,971        $36,649

Issuance of common stock
   from secondary offering and
   for stock options exercised
   (including income tax benefit)         3,099,832             31            31,118                         31,149
Net earnings                                                                                   9,325          9,325
                                         ----------           ----           -------         -------        -------
Balance at January 31, 2000              12,016,827            120            43,707          33,296         77,123

Issuance of common stock
   for stock options exercised
   (including income tax benefit)            71,084              1               659                            660
Repurchase of common stock                 (126,000)            (1)           (1,669)                        (1,670)
Net earnings                                                                                  17,449         17,449
                                         ----------           ----           -------         -------        -------
Balance at January 31, 2001              11,961,911            120            42,697          50,745         93,562

Issuance of common stock for stock
   options exercised
   (including income tax benefit)           108,773              1               872                            873
Repurchase of common stock                 (100,000)            (1)             (987)                          (988)
Net earnings                                                                                   1,296          1,296
                                         ----------           ----           -------         -------        -------
Balance at January 31, 2002              11,970,684           $120           $42,582         $52,041        $94,743
                                         ==========           ====           =======         =======        =======

                                              See Notes to Financial Statements.

Statements of Cash Flows
--------------------------------------------------------------------------------
Sharper Image Corporation

                                                                               Fiscal Year Ended January 31,
-----------------------------------------------------------------------------------------------------------------------
                                                                          2002              2001            2000
Dollars in thousands                                                  (Fiscal 2001)     (Fiscal 2000)   (Fiscal 1999)
-----------------------------------------------------------------------------------------------------------------------
Cash was Provided by (Used for) Operating Activities:
   Net earnings                                                        $    1,296       $   17,449       $    9,325
   Adjustments to reconcile net earnings to net cash
     provided by (used for) operating activities:
     Depreciation and amortization                                         11,644            7,922            6,480
     Deferred rent expenses and landlord allowances                           332             (185)            (187)
     Deferred income taxes                                                   (124)           1,191           (1,349)
     Loss on sale of equipment                                                395              299               --
   Change in operating assets and liabilities:
     Accounts receivable                                                    1,624           (1,840)          (1,095)
     Merchandise inventories                                               11,808          (22,307)          (7,054)
     Deferred catalog costs, prepaid expenses and other                       (24)          (4,686)          (2,061)
     Accounts payable and accrued expenses                                (13,034)          12,041           14,361
     Deferred revenue and other liabilities                                (4,474)           7,957            6,062
                                                                       ----------       ----------       ----------
Cash Provided by Operating Activities                                       9,443           17,841           24,482
                                                                       ----------       ----------       ----------
Cash was Provided by (Used for) Investing Activities:
   Property and equipment expenditures                                    (20,574)         (19,747)          (8,039)
   Proceeds from sale of equipment                                             11               --              111
                                                                       ----------       ----------       ----------
Cash Used for Investing Activities                                        (20,563)         (19,747)          (7,928)
                                                                       ----------       ----------       ----------
Cash was Provided by (Used for) Financing Activities:
   Proceeds from issuance of common stock, including warrants
        and stock options exercised                                           665              285           31,149
   Repurchase of common stock                                                (988)          (1,670)              --
   Proceeds from notes payable and revolving credit facility               15,625               --           11,955
   Principal payments on notes payable and revolving credit facility      (15,784)            (147)         (12,590)
                                                                       ----------       ----------       ----------
Cash Provided by (Used for) Financing Activities                             (482)          (1,532)          30,514
                                                                       ----------       ----------       ----------

Net Increase (Decrease) in Cash and Equivalents                           (11,602)          (3,438)          47,068
Cash and Equivalents at Beginning of Period                                52,019           55,457            8,389
                                                                       ----------       ----------       ----------
Cash and Equivalents at End of Period                                  $   40,417       $   52,019       $   55,457
                                                                       ==========       ==========       ==========
Supplemental Disclosure of Cash Paid for:
   Interest                                                            $      349       $      362       $      403
   Income Taxes                                                        $    8,991       $   10,536       $    3,839

                                              See Notes to Financial Statements.

Notes to Financial Statements
--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2002, 2001 and 2000

Note A -- Summary of
Significant Accounting Policies

     The Company is a leading specialty retailer that introduces and sells quality, innovative and entertaining products. These products are sold through its retail stores, catalogs (which includes other sources of direct marketing such as single product mailers, television infomercials, radio and newspapers), Internet and other marketing channels throughout the United States. The Company also has stores and catalog operations internationally through licensees.

     Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition: The Company recognizes revenue at the point of sale at its retail stores and at the commencement of delivery to customers for its mail order sales, including Internet. The Company records estimated reductions to revenue for customer returns based upon historical returns rate. Deferred revenue represents merchandise certificates outstanding and unfilled cash orders at the end of the fiscal period. Mailing list rental revenue is recognized when the list is fulfilled. Delivery revenue is recognized at the commencement of delivery to customers.

     Fair Value of Financial Instruments: The carrying value of cash, accounts receivable, accounts payable and notes payable approximates their estimated fair value.

     Effects of Inflation: The effects of inflation are not material to the Company's financial position and results of operations.

     Merchandise Inventories: Merchandise inventories are stated at lower of cost (first-in, first-out method) or market. The Company provides a reserve for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

     Cash and Equivalents: Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

     Deferred Catalog and Advertising Costs: Direct costs incurred for the production and distribution of catalogs are capitalized and amortized, once the catalog is mailed, over the expected sales period which does not exceed three months. Other advertising costs are expensed as incurred and amounted to $35,297,000, $25,374,000, and $15,455,000, for the fiscal years ended January
31, 2002, 2001, and 2000, respectively.

     Start-Up Activities: All start-up and preopening costs are expensed as incurred.

     Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to 10 years for office furniture and equipment and transportation equipment, and 40 years for the building. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the applicable leases, which range from seven to 18 years.

     The Company designs and produces its own proprietary products for sale. Costs incurred for tooling, dies and package design are capitalized and amortized over the estimated life of these products, which is generally two years. At January 31, 2002, and 2001, capitalized costs included in property and equipment, net of related amortization, were $2,967,000 and $3,499,000, respectively.

     The Company reviews its long-lived assets, including identifiable intangible assets, whenever events or changes indicate the carrying amount of such assets may not be recoverable. The Company's policy is to review the recoverability of all assets, at a minimum, on an annual basis. Based on the Company's review at January 31, 2002, no material adjustments were made to long-lived assets.

     Income Taxes: Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events then known to management that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered other than changes in the tax law or rates.

     Store Closures: The Company continually reviews the operating performance of individual stores and records a provision for closing costs at the date management commits to closing a store. Operating costs, including depreciation, of stores to be closed are expensed during the period they remain in use.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2002, 2001 and 2000

Note A--Summary of Significant Accounting Policies (continued)

     Accounts Payable: Accounts payable represents amounts owed to third parties at the end of the period.

     Stock-Based Compensation: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) No. 25, Accounting for Stock Issued to Employees.

     Earnings Per Share: Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding during each year of 11,904,562 and 12,036,569 and 10,516,358, for the fiscal years ended January 31, 2002, 2001 and 2000, respectively. Diluted earnings per share reflect the potential dilution that could occur from common shares issuable through stock options. Weighted average number of common shares outstanding was adjusted for 663,818 and 1,037,826 and 841,646 incremental shares assumed issued under the treasury stock method during the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

     Options for which the exercise price was greater than the average market price of common stock for the period were not included in the computation of diluted earnings per share. The number of such options for which the exercise price was greater than the average market price of $9.94, $14.37 and $11.92 for the fiscal years ended January 31, 2002, 2001 and 2000, was 303,500 and 54,600 and 9,000 , respectively.

     Comprehensive Income: Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains and losses that currently bypass the income statement and are reported directly as a separate component of equity). Comprehensive income does not differ from net earnings for the Company for the years ended January 31, 2002, 2001 and 2000.

     New Accounting Pronouncements: SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended, requires the Company to record all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value, and is effective for all fiscal years beginning after June 15, 2000. The Company implemented SFAS 133, as amended on February 1, 2001. Adoption of this statement did not have a material impact on the Company's financial position or results of operations.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets" (effective for the Company on February 1, 2002). SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of the new standards is not expected to have a material impact on the Company's financial position or results of operations.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 became effective for the Company on February 1, 2002. Adoption of this standard is not expected to have a material effect on the Company's financial position or results of operations.

     Reclassification: Certain reclassifications have been made to prior years' financial statements in order to conform with the classifications of the January 31, 2002, financial statements.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2002, 2001 and 2000

Note B -- Property and Equipment

   Property and equipment is summarized as follows:

                                                           January 31,
                                                  ------------------------------
                                                     2002              2001
Dollars in thousands                             (Fiscal 2001)     (Fiscal 2000)
--------------------------------------------------------------------------------
Leasehold improvements                            $   28,645       $   26,937
Furniture, fixtures and equipment                     72,155           57,538
Land                                                      53               53
Building                                               2,874            2,874
                                                  ----------       ----------
                                                     103,727           87,402
Less accumulated depreciation

   and amortization                                   58,865           50,928
                                                  ----------       ----------
                                                  $   44,862       $   36,474
                                                  ==========       ==========
Note C -- Other Assets

     The Company has an agreement under which it will advance the premiums on a split-dollar life insurance policy for its Founder, Chairman and Chief Executive Officer. The Company has an interest in the insurance benefits equal to the amount of the premiums advanced. The amount receivable for premiums advanced as of January 31, 2002, and 2001 was $1,882,000 and $1,520,000, respectively.

Note D -- Revolving Loan and Notes Payable

     The Company has a revolving secured credit facility with The CIT Group/Business Credit Inc. (CIT) (formerly Tyco Capital) with an expiration date of September 2004. The credit facility allows the Company borrowings and letters of credit to a maximum of $33 million for the period October 1 through December 31 and up to $20 million for other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate plus a margin or at LIBOR plus a margin based on the Company's financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases.

     The highest amount of direct borrowing under the revolving loan credit facility during fiscal 2001 was $15,625,000. During fiscal 2000, the Company did not borrow under the revolving loan credit facility. At January 31, 2002, and 2001, the Company had no amounts outstanding on its revolving credit facility. Letter of credit commitments outstanding under the credit facility at January 31, 2002, and 2001 were $4,494,000 and $1,134,000, respectively.

     At January 31, 2002, notes payable included a mortgage loan collateralized by the Company's distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. At January 31, 2002, and 2001, the balance of this note was $2,207,000 and $2,366,000, respectively.

     Future minimum principal payments on notes payable at January 31, 2002, are as follows:

Dollars in thousands
--------------------------------------------------------------------------------

Fiscal Year Ending January 31,
2003                                                                   $    174
2004                                                                        189
2005                                                                        205
2006                                                                        223
2007                                                                        243
Later years                                                               1,173
                                                                       --------
Total notes payable                                                    $  2,207
                                                                       ========

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2002, 2001 and 2000

Note E -- Income Taxes


                                           Fiscal Year Ended January 31,
                                       -----------------------------------------
                                           2002          2001         2000
Dollars in thousands                   (Fiscal 2001) (Fiscal 2000) (Fiscal 1999)
--------------------------------------------------------------------------------
Current:
   Federal                              $   843       $  8,914      $  6,430
   State                                    144          1,528         1,135
                                        -------       --------      --------
                                            987         10,442         7,565
Deferred:
   Federal                                 (105)         1,017        (1,147)
   State                                    (18)           174          (202)
                                        -------       --------      --------
                                           (123)         1,191        (1,349)
                                        -------       --------      --------
                                        $   864       $ 11,633      $  6,216
                                        =======       ========      ========



     The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:


                                            Fiscal Year Ended January 31,
                                      ------------------------------------------
                                          2002          2001          2000
                                      (Fiscal 2001) (Fiscal 2000) (Fiscal 1999)
--------------------------------------------------------------------------------
Federal tax rate                           35.0%        35.0%        34.0%
State income tax,
less federal benefit                        6.0          6.0          6.0
Other                                      (1.0)        (1.0)         --
                                           ----         ----         ----
Effective tax rate                         40.0%        40.0%        40.0%
                                           ====         ====         ====


     Deferred taxes result from differences in the recognition of expense for income tax and financial reporting purposes. The principal components of deferred tax assets (liabilities) are as follows:

                                              January 31,
                                    -------------------------------
                                         2002             2001
Dollars in thousands                (Fiscal 2001)     (Fiscal 2000)
-------------------------------------------------------------------
Current:
   Nondeductible reserves            $   7,027         $  5,245
   Deferred catalog costs               (1,465)          (1,617)
   State taxes                          (1,612)          (1,188)
                                     ---------         --------
Current-- net                            3,950            2,440
                                     ---------         --------
Noncurrent:
   Deferred rent                         1,245            1,042
   Depreciation                          3,173            3,470
   Deductible software costs            (2,671)          (1,377)
   Other-- net                            (165)            (166)
                                     ---------         --------
Noncurrent-- net                         1,582            2,969
                                     ---------         --------
Total                                $   5,532         $  5,409
                                     =========         ========

Note F -- Leases

     The Company leases retail facilities, offices, and equipment under operating leases for terms expiring at various dates through 2016. Under the terms of certain of the leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The aggregate minimum annual lease payments under leases in effect at January 31, 2002, are as follows:

Dollars in thousands
--------------------------------------------------------------
Fiscal Year Ending January 31,
2003                                                $   24,107
2004                                                    22,803
2005                                                    20,955
2006                                                    18,869
2007                                                    14,096
Later years                                             51,711
                                                    ----------
Total minimum lease commitments                     $  152,541
                                                    ==========

     Many of the Company's leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company has recognized the related rental expense on a straight-line basis and has recorded the difference between the expense charged to income and amounts payable under the leases as deferred rent which is included in Other Liabilities. Total minimum rent from noncancelable sublease agreements through 2005 is approximately $548,960 as of February 1, 2002, which has not been netted against the above amounts.

     Some store leases contain renewal options for periods ranging up to five years. Most leases also provide for payment of operating expenses, real estate taxes and for additional rent based on a percentage of sales.

   Rental expense for all operating leases was as follows:

                                    Fiscal Year Ended January 31,
                         -------------------------------------------------------
                            2002                 2001              2000
Dollars in thousands     (Fiscal 2001)     (Fiscal 2000)       (Fiscal 1999)
--------------------------------------------------------------------------------
Minimum rentals           $22,941           $   18,124        $  16,146

Percentage rentals
and other charges           8,436                7,300            6,367
                          -------           ----------        ---------
                          $31,377           $   25,424        $  22,513
                          =======           ==========        =========

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2002, 2001 and 2000

Note G -- Stockholders' Equity

   On July 22, 1999, the Company completed an offering of 3.0 million shares of its common stock. The proceeds from the offering, net of underwriters discount and offering expenses, totaled $30.2 million. The Company has used the proceeds from this offering for general corporate purposes, including investments in the Company's Internet business, expansion of its distribution and fulfillment capacity, and working capital.

   In December 2000, the Board of Directors approved a stock repurchase program, which authorizes the Company to repurchase up to 800,000 shares at a per share price of $20.00 or below. The program expired January 31, 2002. Through January 31, 2002, a total of 206,000 shares were repurchased under this stock repurchase program at an average price of $11.48.

   During fiscal 2000, the Company adopted the 2000 Stock Incentive Plan. The Stock Incentive Plan combines the 1985 Stock Option Plan, as amended, and the 1994 Non-Employee Director Stock Option Plan, as amended, into a single comprehensive equity incentive plan. The 2000 Stock Incentive Plan is divided into four separate equity incentive programs and will allow the issuance of non-qualified options to key employees, non-employee Board members and consultants up to an initial aggregate of 3,147,107 shares. An automatic increase of shares available for issuance will occur on the first trading day of each fiscal year, beginning with fiscal 2001, by an amount equal to 3% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding fiscal year. In no event will the annual increase exceed 500,000 shares.

   Options issued to key employees and consultants will generally vest over a four- to six-year period from the date of the grant and are priced at 100% of the fair market value at the date of the grant. Options issued to non-employee Board members will be immediately exercisable, vest over one year of board service from the date of the grant and are priced at 100% of the fair market value at the date of the grant. Any shares purchased under the option plan will be subject to repurchase by the Company at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting.

Additional Stock Plan Information

   As discussed in Note A, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial
statements  for  employee  stock   arrangements.

   SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net earnings (loss) and earnings (loss) per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

   These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life from date of grant, five years in fiscal 2001, five years in fiscal 2000 and four years in fiscal 1999; stock volatility, 37% in fiscal 2001, 66% in fiscal 2000 and 57% in fiscal 1999; risk-free interest rates, 4.09% in fiscal 2001, 6.24% in fiscal 2000 and 5.70% in fiscal 1999; and no dividends during the expected term.

   The Company's calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal years 1996 through 2001 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings would have been $97,306 ($0.01 earnings per share -- basic and $0.01 earnings per share -- diluted) in fiscal 2001, $16,261,190 ($1.35 earnings per share -- basic and $1.24 earnings per share -- diluted) in fiscal 2000 and $8,324,490 ($0.79 earnings per share -- basic and $0.73 earnings per share -- diluted) in fiscal 1999.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2002, 2001 and 2000

Note G -- Stockholders' Equity (continued)
The following table reflects the activity under these plans:


                                                                     Weighted
                                                     Number of        Average
                                                      Options     Exercise Price
                                                    ----------------------------
Balance at January 31, 1999                         1,145,105       $    3.76
Granted (weighted average fair value of $5.41)      1,228,100            9.28
Exercised                                             (99,832)           4.11
Cancelled                                            (167,385)           3.78
                                                    ---------
Balance at January 31, 2000                         2,105,988       $    6.96
Granted (weighted average fair value of $8.63)        128,600           13.82
Exercised                                             (71,084)           4.36
Cancelled                                             (20,617)           6.77
                                                    ---------
Balance at January 31, 2001                         2,142,887       $    7.46
Granted (weighted average fair value of $3.13)        800,350            7.96
Exercised                                             (86,655)           5.00
Cancelled                                             (82,619)           8.36
                                                    =========
Balance at January 31, 2002                         2,773,963       $    7.65
                                                    =========
Exercisable at January 31, 2000                       531,391       $    4.39
                                                    =========
Exercisable at January 31, 2001                       982,430       $    6.07
                                                    =========
Exercisable at January 31, 2002                     1,397,869       $    6.79
                                                    =========



                              Options Outstanding                                             Options Exercisable
-----------------------------------------------------------------------------------    --------------------------------------
                            Number           Weighted Average           Weighted            Number               Weighted
     Range of             of Options      Remaining Contractual         Average           of Options              Average
  Exercise Prices         Outstanding          Life (years)          Exercise Price       Exercisable         Exercise Price
      $1.16-$1.99            4,835                3.0                 $  1.88               4,835                $ 1.88
       2.00- 3.99          678,574                5.9                    3.74             664,084                  3.75
       4.00- 7.99          398,664                9.5                    6.65              55,764                  5.47
       8.00- 11.99       1,599,890                8.6                    9.11             610,966                  9.28
      11.99- 21.00          92,000                9.0                   15.81              62,220                 16.35
                         ---------                                                      ---------
      $1.16-$21.00       2,773,963                8.0                 $  7.65           1,397,869                $ 6.79
                         =========                                                      =========


Note H -- 401(k) Savings Plan

     The Company maintains a defined contribution, 401(k) Savings Plan, covering all employees who have completed one year of service with at least 1,000 hours and who are at least 21 years of age. The Company makes employer matching contributions at its discretion. Company contributions amounted to $172,000, $196,000 and $152,000 for the fiscal years ended January 31, 2002, 2001 and 2000, respectively.

 Note I -- Commitments and Contingencies

     The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2002, 2001 and 2000

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

     Financial information for the Company's business segments is as follows:

                                                       Fiscal Year  Ended January 31,
                                            -------------------------------------------------
                                               2002               2001              2000
Dollars in thousands                       (Fiscal 2001)      (Fiscal 2000)     (Fiscal 1999)
---------------------------------------------------------------------------------------------
Revenues
Stores                                      $  232,146         $  249,449        $  188,416
Catalog                                         90,363             86,823            65,617
Internet                                        49,820             60,213            28,495
Other                                           23,870             24,651            21,569
                                            ----------         ----------        ----------
Total Revenues                              $  396,199         $  421,136        $  304,097
                                            ==========         ==========        ==========
Operating Contributions
Stores                                      $   24,056         $   39,998        $   27,947
Catalog                                          7,661             14,865             9,134
Internet                                         8,858              7,543             3,193
Unallocated                                    (38,415)           (33,324)          (24,733)
                                            ----------         ----------        ----------
Earnings Before Income Tax                  $    2,160         $   29,082        $   15,541
                                            ==========         ==========        ==========
Depreciation and Amortization
Stores                                      $    4,782         $    3,717        $    3,534
Catalog                                             --                 --                --
Internet                                         1,845                449                14
Unallocated                                      5,017              3,756             2,932
                                            ----------         ----------        ----------
     Total Depreciation and Amortization    $   11,644         $    7,922        $    6,480
                                            ==========         ==========        ==========
Capital Asset Expenditures
Stores                                      $   12,296         $    6,333        $    3,561
Catalog                                             --                 --                --
Internet                                         2,134              3,550               425
Unallocated                                      6,144              9,864             4,053
                                            ----------         ----------        ----------
Total Capital Asset Expenditures            $   20,574         $   19,747        $    8,039
                                            ==========         ==========        ==========
Assets
Stores                                      $   27,613         $   20,745        $   13,590
Catalog                                             --                 --                --
Internet                                         4,825              4,418               448
Unallocated                                    129,900            153,673           128,081
                                            ----------         ----------        ----------
Total Assets                                $  162,338         $  178,836        $  142,119
                                            ==========         ==========        ==========

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2002, 2001 and 2000

Note K -- Quarterly Financial Information (Unaudited) Dollars in thousands except per share amounts

                                                                                      Three Months Ended
                                                        ----------------------------------------------------------------------------
                                                         April 30,              July 31,             October 31,        January 31,
Fiscal Year Ended January 31, 2002                         2001                   2001                  2001               2002
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                $  69,759             $  82,797              $  77,004          $ 166,639
Expenses
   Cost of products                                        33,231                39,634                 38,084             78,505
   Buying and occupancy                                     8,572                 9,089                  9,922             10,741
   Advertising                                             12,867                17,580                 12,667             25,365
   General, selling and administrative                     20,089                22,705                 22,338             32,703
Other income (expense)                                        406                    54                   (351)               (56)
Earnings (loss) before income tax expense (benefit)        (4,594)               (6,157)                (6,358)            19,269
Income tax expense (benefit)                               (1,838)               (2,463)                (2,543)             7,708
Net earnings (loss)                                     $  (2,756)            $  (3,694)             $  (3,815)         $  11,561
Net earnings (loss) per share - Basic(1)                $   (0.23)            $   (0.31)             $   (0.32)         $    0.97
                                Diluted(2)              $   (0.23)            $   (0.31)             $   (0.32)         $    0.92

                                                                                      Three Months Ended
                                                        ----------------------------------------------------------------------------
                                                         April 30,              July 31,             October 31,        January 31,
Fiscal Year Ended January 31, 2001                         2000                   2000                  2000               2001
------------------------------------------------------------------------------------------------------------------------------------
Revenues                                                $  60,862             $  82,463              $ 101,084          $ 176,727
Expenses
   Cost of products                                        31,207                41,457                 52,117             88,162
   Buying and occupancy                                     6,920                 7,249                  7,778              9,279
   Advertising                                              7,342                12,556                 12,600             22,136
   General, selling and administrative                     15,881                19,617                 23,764             36,003
Other income                                                  663                   389                    350                612
Earnings before income tax expense                            175                 1,973                  5,175             21,759
Income tax expense                                             70                   789                  2,070              8,704
Net earnings                                            $     105             $   1,184              $   3,105          $  13,055
Net earnings per share - Basic(1)                       $    0.01             $    0.10              $    0.26          $    1.09
                         Diluted(2)                     $    0.01             $    0.09              $    0.23          $    1.00


1 Basic earnings per share is calculated for interim periods including the effect of stock options exercised in prior interim periods. Basic earnings per share for the fiscal year is calculated using weighted shares outstanding based on the date stock options were exercised. Therefore, basic earnings per share for the cumulative four quarters may not equal fiscal year basic earnings per share.

2 Diluted net earnings per share for the fiscal year and for quarters with net earnings are computed based on weighted average common shares outstanding which include common stock equivalents (stock options). Net loss per share for quarters with net losses is computed based solely on weighted average common shares outstanding. Therefore, the net earnings (loss) per share for each quarter do not sum up to the earnings per share for the full fiscal year.

Corporate Data
--------------------------------------------------------------------------------
Sharper Image Corporation


Board of Directors
--------------------------------------------------------------------------------
Richard Thalheimer                 Morton David
Founder                            Retired Chairman, President, and
Chairman of the Board              Chief Executive Officer,
Chief Executive Officer            Franklin Electronic Publishers, Inc.

Alan Thalheimer                    George James
Retired Business Executive         Retired Senior Vice President
                                   and Chief Financial Officer,
Gerald Napier                      Levi Strauss & Co.
Retired President of
I. Magnin and Company

Officers
--------------------------------------------------------------------------------
Richard Thalheimer                     Aimee Cooper
Founder                                Vice President
Chairman of the Board                  Human Resources
Chief Executive Officer
                                       William Feroe
Tracy Wan                              Vice President
President                              Merchandise Planning
Chief Operating Officer                and Allocation

Greg Alexander                         Susan Fischer
Senior Vice President                  Vice President
Management Information Systems         Internet Division

Roger Bensinger                        Harvey Johnson
Senior Vice President                  Vice President
Business Development                   Customer Service

Tony Farrell                           Tom Krysiak
Senior Vice President                  Vice President
Creative Services                      Sharper Image Design

Jeff Forgan                            Karen Luey
Senior Vice President                  Vice President
Chief Financial Officer                Controller
Corporate Secretary
                                       Andrew Parker
Barry Jacobsen                         Vice President
Senior Vice President                  Sharper Image Design
Distribution
                                       Robert Pintane
Charles Taylor                         Vice President
Senior Vice President                  Merchandising
Sharper Image Design
                                       Lynda Rose
Craig Trabeaux                         Vice President
Senior Vice President                  Product Development
Retail Operations
                                       Joseph Tsang
Joe Williams                           Vice President
Senior Vice President                  Creative Services
Loss Prevention


Corporate Information
------------------------------------------------------------------------------
Corporate Headquarters                 SEC Form 10-K
650 Davis Street                       A copy of the Companys annual
San Francisco, CA 94111                report to the Securities and
Telephone (415) 445-6000               Exchange Commission of Form
FAX: (415) 445-1574                    10-K (exclusive of exhibits) is available
                                       without charge upon written
Transfer Agent and Registrar           request to:
Mellon Investor                                Investor Relations
Services LLC                                   The Sharper Image
85 Challenger Road                             650 Davis Street
Ridgefield Park, NJ 07660                      San Francisco, CA 94111
                                               or online at
Corporate Counsel                              www.sharperimage.com
Brobeck, Phleger & Harrison LLP
One Market                             Annual Meeting
Spear Street Tower                     The Annual Meeting of
San Francisco, CA 94105                Stockholders of Sharper Image
                                       Corporation will be held on
Independent Auditors                   Monday, June 3, 2002, at 10 a.m.
Deloitte & Touche LLP                  at World Trade Club
50 Fremont Street                      One Ferry Plaza
San Francisco, CA 94105                San Francisco, California.


Common Stock Market
Prices and Dividend Policy
--------------------------------------------------------------------------------
The common stock of Sharper Image Corporation is traded in the Nasdaq National Market under the symbol SHRP. The following table sets forth, for the periods indicated, the range of high and low prices reported for the common stock.

The Company has not paid cash dividends to holders of its common stock.

                         Fiscal Year 2001   Fiscal Year 2000
                           High    Low        High    Low
First Quarter             16.88    8.00      14.37    8.69
Second Quarter            12.95    8.90      18.25   10.005
Third Quarter             10.15    6.76      21.62   14.62
Fourth Quarter            12.01    6.57      20.50   10.75


Independent Auditors' Report
--------------------------------------------------------------------------------
Board of Directors and Stockholders
Sharper Image Corporation
San Francisco, California

We have audited the accompanying balance sheets of Sharper Image Corporation as of January 31, 2002 and 2001, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sharper Image Corporation as of January 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP               [LOGO]DELOITTE & TOUCHE

San Francisco, California
March 25, 2002

                                     [PHOTO]

                    Sharper  Image Design  created the Ionic
                    Breeze(R)    Quadra(TM)    Silent    Air
                    Purifier. It was the top-selling product in 2001.





             Sharper Image Corporation
             650 Davis Street
             San Francisco, CA  94111
             www.sharperimage.com
[PHOTO]      -------------------------------------------------------------------
             (R)The Sharper Image is a registered trademark of Sharper Image Corporation.(TM) Sharper Image Design is a trademark of Sharper Image Corporation.

             Copyright(C)2002 by Sharper Image Corporation. All rights reserved. Traded on NASDAQ under the symbol SHRP.