Form 10-K, Exhibit 13
period 2003-01-31
SHARPER IMAGE CORP
filed 2003-04-29
CIK 811696

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13.1

THE

SHARPER

IMAGE

Annual Report 2002

To Our Shareholders

I am pleased to report outstanding results for 2002, The Sharper Image's 25th anniversary year.

        By staying focused on our strategy, and executing it well, we achieved increases in sales and earnings that would be considered excellent in any year—and were truly exceptional in 2002's difficult retail environment. The Sharper Image exceeded $500 million in sales in 2002—a milestone achievement that signals we are well on our way to growing the value of our Company to match the stature of our brand.

RESULTS

        This year's gains in sales, margin and earnings are especially gratifying in light of nearly two years of a sluggish economy. I believe our consistently strong performance in all areas of our business throughout the year proves that our strategy is a winning one. Our revenues of $523.3 million in 2002 represented an increase of 32 percent over last year's $396.2 million. Net earnings of $15.9 million, or $1.21 earnings per share, were $14.8 million higher than last year's $1.1 million, or $0.09 earnings per share. Store sales of $296.1 million were up 28 percent, with comparable store sales up 14 percent. Direct sales from catalogs and other advertising grew 38 percent to $124.7 million. Internet sales increased 40 percent to $70.0 million. Corporate sales programs increased 28 percent to account for $45.4 million of our sales among all three channels. Our gross margin rate increased 4.0 percentage points to a record 56.0 percent.

STRATEGY

        Our long-term strategy is focused on three areas:

        Brand Name—We continue to build on our strong name—one of America's most widely recognized and positively perceived brands. Our multichannel, multimedia marketing has helped to make our brand name better known and better liked than ever before among a broad demographic group of men and women consumers.

        Proprietary Products—Today, three-fourths of our sales come from Sharper Image brand proprietary products, which we design completely in-house, combined with items from other makers that we brand with our name and distinctive packaging. These appeal to men and women consumers across a range of popular prices; exclusive merchandise differentiates us from competition and higher product margins are helping us build an enduring, profitable business.

        Synergistic Channels—We have increased sales and customer loyalty by leveraging the inherent synergies and economies of multiple selling channels. Our customers enjoy the highly valued convenience of being able to shop or buy in a store, by catalog and online.

        Our recent strong performance in a highly competitive multichannel retail arena has elevated the Company's stature among our peers. Our experienced management team has consistently produced impressive brand marketing, exciting merchandising, skillful product development, superior operations and outstanding customer service. This professionalism demonstrates our ability to achieve sales increases in all our channels as we aim for consistent earnings growth. I especially want to thank our associates for their contributions to this successful year and to thank you, our shareholders, for your confidence and support. I am optimistic about the exciting times ahead.

Respectfully, /s/ Richard Richard Thalheimer Founder, Chairman and Chief Executive Officer

CORPORATE PROFILE

        Sharper Image Corporation is a multichannel specialty retailer that is renowned as a leading source of innovative new products.    The Sharper Image is one of the industry's strongest brands—a name that conveys fun and entertainment, design and creativity, uniqueness and technological innovation. Sharper Image Design proprietary products—created by the Company's development group—and private-label merchandise account for a significant proportion of sales. The Company operates 127 Sharper Image stores and generates direct sales through The Sharper Image catalog; single-product mailers; print advertising; television infomercials; and online at www.sharperimage.com, its e-commerce Web site. Business-to-business wholesale operations and corporate sales programs contribute additional revenues.

        The Sharper Image was founded in 1977 and celebrated its 25th anniversary in 2002.

FINANCIAL HIGHLIGHTS

	Fiscal Year Ended January 31,
	2003 (Fiscal 2002)		2002 (Fiscal 2001)(1)		2001 (Fiscal 2000)(1)		2000 (Fiscal 1999)(1)		1999 (Fiscal 1998)(1)
	Dollars are in thousands except net earnings per share and statistics
Operating Results
Revenues	$523,294		$396,220		$420,723		$304,097		$251,369
Earnings before income taxes	26,956		1,878		28,739		15,541		7,670
Net earnings	$15,907		$1,127		$16,978		$9,325		$4,602
Net earnings per share—
Basic	$1.29	(2)	$.09	(2)	$1.41	(2)	$0.89	(2)	$0.54
Diluted	$1.21	(2)	$.09	(2)	$1.34	(2)	$0.85	(2)	$0.52
Balance Sheet Data
Working capital	$70,223		$53,128		$58,978		$54,644		$16,003
Total assets	214,427		162,522		179,323		142,119		82,045
Long-term notes payable	—		2,033		2,206		2,366		2,513
Stockholders' equity	$117,384		$94,103		$93,091		$77,123		$36,649
Current ratio	1.80		1.88		1.74		1.93		1.40
Statistics
Number of stores at year end	127		109		97		89		87
Comparable store sales increase (decrease)	13.6%		(16.0)%		29.0%		12.3%		5.3%
Annualized net sales per square foot	$627		$578		$763		$546		$484
Number of catalogs mailed(3)	77,772,000		70,135,000		62,252,000		47,581,000		41,338,000
Average revenue per transaction:
Stores	$128		118		$117		$106		$102
Catalog	$199		174		$164		$145		$141
Internet	$145	(4)	127	(4)	$108	(4)	$97	(4)	$140
Return on average stockholders' equity	15.0%		1.2%		19.9%		16.4%		14.0%
Book value per share	$9.52		7.90		$7.73		$7.33		$4.30
Weighted average number of shares outstanding—
Basic	12,327,157		11,904,562		12,036,569		10,516,358		8,532,588
Diluted	13,182,050		12,302,852		12,659,265		11,021,520		8,856,387

(1)
The statements of operations data for the fiscal years ended January 31, 2002, and 2001 give effect to the restatement of previously issued financial statements. See Note L to the financial statements for further discussion. Additionally, the statements of operations data for the fiscal years ended January 31, 2000, and 1999 have been restated to reflect the correction of weighted average diluted shares discussed in Note L to the financial statements.

(2)
The earnings per share reflect the effect of the additional 3.0 million shares issued from the July 1999 secondary offering.

(3)
Based upon Sharper Image catalog—excludes other specialty and test mailing catalogs.

(4)
Includes results from auction site opened in the quarter ended April 30, 1999.

        Sharper Image Design, the Company's product development group, enjoyed its most successful year ever in 2002.    New items and established bestsellers play an increasingly important role in The Sharper Image being a profitable and growing enterprise. These products aim to be widely appealing to both men and women, with price points for many that are under $100. Together with private-label items from others, Sharper Image-branded merchandise accounts for more than 75% of sales. We control the styling, features, pricing, packaging, distribution and marketing of Sharper Image Design products—deflecting direct competition and reinforcing valued brand attributes of fun, innovation and enthusiasm for good design and imaginative use of new technologies. The year's greatest success was the launch of the "GP" (germicidal protection) version of our top-selling Ionic Breeze® Quadra® Silent Air Purifier. Exemplifying the strategic advantages that accrue to makers of proprietary products, we supported the "GP" launch with aggressive marketing (including the cover of our catalog); exciting in-store graphics; millions of single-product mailers; radio and print; and millions of sneak-preview emails to our customers. Our ability to create and market a wide range of high margin, popular, exclusive proprietary products is moving us further ahead of competitors. We're developing new products in areas of proven appeal, such as CD/DVD electronics, air purification, home, personal care, robotics and relaxation.

Ionic Breeze GP Silent Air Purifier—introduced March 2002.

SHARPER IMAGE
Electronic Glass Scale
SHARPER IMAGE
Robot Bank
SHARPER IMAGE
New Beetle
CD Stereo 2.0
AM/FM Tuner
Brand
SHARPER IMAGE
8x18
Sliding Binocular
SHARPER IMAGE
Shake Flashlight
Shake It To Light It!
Futuro 3-CD Ster

        Sharper Image private-label products leverage our brand to add value and exclusivity across a range of prices within every category in our assortment.    As our sales have grown, our direct sourcing has grown even more. Today, virtually all major product programs from third-party manufacturers benefit from branding with our distinctive packaging and the "Sharper Image" name. One of the key benefits of private branding is our ability to control all product marketing—positioning, packaging, pricing and promotion. We work directly with manufacturers to incorporate exclusive value-added styling and functionality. Our in-house creative team adds excitement—and value—with colorful boxes featuring the same dramatic photography that illuminates our catalog. Store visual displays use these boxes to deliver persuasive marketing messages to diverse shoppers across a range of merchandise categories. The "Sharper Image" name on products means every time someone receives a Sharper Image gift, or sees a Sharper Image item in use, it helps to build our brand. Our products are differentiated, enhanced and exclusive—attributes that have helped us achieve five straight years of significant increases in gross margin rate. We have an experienced team sourcing and branding hundreds of items—from a sleek LED mini flashlight to an impressive DVD home theater system; a unique exercise stepper to a talking robot bank; fun toy drumsticks to beautifully styled, component-matched home stereo systems. This impressive range of exclusive products at popular price points has helped us grow our core consumer business in stores, catalog and Internet. Sharper Image brand products also are important to our high-growth business-to-business operations—with corporate sales programs as well as with wholesale to selected department and specialty stores.

We circulated more than 50 million single-product mailers in 2002.

        The Sharper Image Catalog is the ultimate expression of our brand and it is the most important advertising medium for all of our synergistic selling channels.    The catalog's signature approach to marketing—dramatic photography, compelling voice, bold graphics and enthusiastic focus on each individual product—also drives the creative content of our award-winning Web site, product packaging, single-product mailers, print advertising and in-store visual merchandising. In this way, we deliver cohesive and powerful brand-building marketing messages in all of our selling channels. Catalogs and single-product mailers have been both drivers and beneficiaries of growth; in 2002, we circulated 78 million catalogs, an 11 percent increase—with about half mailed to support store sales. We circulated 50 million single-product mailers, a 40 million increase over 2001. In addition to the company's 38 percent gain in direct marketing sales, our 12- and 24-month buyers have grown by 50 and 68 percent, respectively, as we profitably reach an ever-widening base of consumers. All of our advertising is "direct marketing"—with source-coded sales and managed return-on-investment. Purchasers from non-source-coded venues—e.g., store cash registers—are matched back to our mailing list so catalog ROI can be profitably managed. Sales of Sharper Image Design products fuel a high level of media spending and the Ionic Breeze® Quadra® Silent Air Purifier television ad is one of America's most frequently shown infomercials. Buyer surveys confirm that our TV advertising synergistically drives a high volume of sales in our stores and other channels; what's more, direct-TV purchasers have proven to be good multichannel customers. In 2002, we benefited from lower advertising rates for media; lower costs for printing and paper fully offset postal rate increases. With concurrent higher margins, we successfully employed a profitable direct-marketing strategy in 2002 that we expect to continue throughout 2003.

catalog

The catalog was key to the launch of Sharper Image Design's new Ionic Breeze® GP Silent Air Purifier in March 2002.

Special fixtures highlight Sharper Image Design proprietary products.

        Sharper Image stores are a vital, thriving channel for our brand and a prime driver of growth in sales and earnings.    Total store sales increased 28 percent this year to account for 57 percent of our business. Comparable store sales increased 14 percent in 2002—truly excellent in a difficult retail year. Opening new stores is a key part of our long-term strategy for growth. In 2002, we opened 20 new Sharper Image stores—the most in our history—and exceeded our goal of a 10 to 15 percent larger store base. The 14 new stores opened in 2001 and the most recent 20 new stores, collectively, exceeded our sales expectations and are on track to return 100 percent of our new-store investment within 24 months. Our exceptional sales growth during the retail downturn over the past two years has made The Sharper Image one of the most attractive prospective tenants to many landlords. Our stores are so impressive and distinctive—with an exciting selection of well-priced, broadly appealing merchandise that can be found only at The Sharper Image. Landlords also value our aggressive multimedia advertising that drives shoppers into our stores. We believe our powerful marketing and merchandising places us among the top specialty retailers that compete for the same prime store locations. Store economics continue to improve, with higher margins and sales productivity. We have proven success in diverse locations—major malls, high-end centers, urban and suburban shopping streets, downtown and tourist destinations; this balance has helped us to manage shifts in consumer spending patterns both within and across our multiple channels. We have identified a number of excellent sites for new stores and in fiscal 2003 we expect to achieve our goal of adding 15 to 20 percent to our current base of 127 stores.

Attractive emails are sent to more than a million of our online customers every month to introduce new products and to drive sales through both our stores and Web site.

        The Internet continues to be a high-growth sales channel for The Sharper Image.    The dot-com "boom" may be over for many, but well-managed, well-merchandised e-commerce Web sites—and www.sharperimage.com is among them—are serving a growing online buying community in a sales channel that is increasingly robust, quick, secure, helpful and convenient. The Sharper Image has the skills and assets to take full advantage of the Internet opportunity—a brand that is known, trusted and valued; exclusive products; customers who are Internet enthusiasts; superior direct-marketing capabilities; outstanding service; and synergistic stores and catalog. In 2002, Internet sales increased 40% to $70 million, a trend that accelerated in the fourth quarter, when our online sales surged 61 percent over last year's fourth quarter. These gains were helped by internal enhancements to our site—e.g., Catalog Quick Order, faster checkout, improved search logic—and by more effective email sales campaigns to our customers. We also made better use of the most popular external search engines to direct new shoppers to our online store; and we took advantage of the Web's improved stature as a productive and efficient direct-marketing medium to deploy high-ROI advertising on key Web portals. Our large and growing customer email list has proved to be a low-cost, targeted medium for driving sales online as well as in our stores. To reach new audiences, we have a large, active Web affiliate program that accounts for a significant proportion of our new-to-file customers; and we sold reconditioned and close-out inventory on eBay, the Web's most popular shopping site. Our corporate sales area takes full advantage of the Internet, including building custom e-awards Web sites; our three seamless channels—stores, catalog and Internet,—make The Sharper Image uniquely attractive to Fortune 1000 clients. Our growing European Web sites are leading us to the potential of international markets with cost-effective programs. In 2003, we expect Internet sales to enjoy continued high growth.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Sharper Image Corporation

        The discussion and analysis gives effect to the restatement of previously issued financial statements. See Note L to the financial statements for further discussion.

Overview

        The Sharper Image is a multichannel specialty retailer of innovative, high-quality products that are useful and entertaining and are designed to make life easier and more enjoyable. Our unique assortment of products offers design, creativity and technological innovation, in addition to fun and entertainment. We operate our own stores and generate direct sales through The Sharper Image catalog and other direct marketing operations, as well as over the Internet. We also market to other businesses through our corporate sales and wholesale operations.

        Our total revenues increased 32.1% to $523.3 million in fiscal 2002 from $396.2 million in fiscal 2001. This increase was due primarily to the popularity of our Sharper Image Design and Sharper Image branded products, including our air purification line of products, the opening of 18 net new stores, a comparable store sales increase of 13.6% and an increase in our multimedia advertising which we believe increased sales in all selling channels. We believe that fiscal 2001 revenues were adversely affected by the onset of the economic recession, the events of September 11, 2001, and subsequent anthrax scare, and a faster-than-expected end to the Razor Scooter fad which drove exceptional sales volumes in fiscal 2000.

        During fiscal 2002, we mailed approximately 78 million Sharper Image catalogs to approximately 16 million individuals, an increase from the 70 million catalogs mailed to approximately 14 million individuals in fiscal 2001. The Sharper Image catalog, along with our other direct marketing operations (which primarily consist of television infomercials, single product mailers and print ads) serves as the primary advertising vehicle both for our stores and our Internet operations.

        We continue to improve our gross margin rate by increasingly focusing on proprietary Sharper Image Design and Sharper Image branded products and by leveraging our purchasing power as a larger percentage of our sales are derived from these categories. During fiscal 2002 and 2001, we continued the expansion of our in-house Sharper Image Design product development function. The percentage of total revenues attributable to Sharper Image Design and Sharper Image branded products increased to approximately 76% of total revenues in fiscal 2002, compared with approximately 70% in fiscal 2001, primarily as a result of increased resources, including our multimedia advertising strategy, that we devoted to these products and the creation and development of new products, as well as increases in sales from products introduced in prior years.

        As of January 31, 2003, we operated 127 Sharper Image stores in 32 states and the District of Columbia, and our licensee operated one store internationally. As part of our growth strategy, we have opened 20, 14 and nine stores in fiscal 2002, 2001 and 2000, respectively. In fiscal 2002, 2001 and 2000 we closed two stores, two stores and one store, respectively, at lease maturity.

        Our financial statements for fiscal 2002 reflect restated results for fiscal 2001 and 2000. The restated results relate to three accounting corrections:

  •
  Through fiscal 2001 we recognized direct marketing sales when product was shipped to customers. We have restated to reflect the adoption of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," in the first quarter of fiscal 2000. As such, revenues were adjusted to reflect recognition at the time of customer receipt versus time of shipment. The adoption of SAB 101 resulted in the cumulative effect adjustment of $265,000 as of February 1, 2000.

  •
  Through the third quarter of fiscal 2002, we capitalized and amortized over a two year period a portion of our external package design costs for Sharper Image proprietary products. Our restated results now reflect the expensing of these amounts as incurred beginning in fiscal 2000. We wrote off during the first quarter of fiscal 2000 our then capitalized and unamortized external package design costs.

  •
  We have recalculated diluted earnings per share so that for all reporting periods in which net earnings are reported, the weighted average common stock equivalent shares outstanding reflect the impact of the income tax benefit that we will realize when stock options are exercised. This effectively reduces the diluted shares outstanding and increases diluted earnings per share for these periods.

Results of Operations

Percentage of Total Revenues

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
Revenues:
Net store sales	56.6%	58.6%	59.3%
Net catalog and direct marketing sales	23.8	22.8	20.6
Net Internet sales	13.4	12.6	14.3
Net wholesale sales	3.3	2.8	2.2
Delivery	2.7	3.0	3.2
List rental and licensing	0.2	0.2	0.4

Total Revenues	100.0	100.0	100.0
Costs and Expenses:
Cost of products	44.0	47.8	50.6
Buying and occupancy	9.2	10.1	7.7
Advertising	18.6	17.3	13.0
General, selling and administrative	23.0	24.4	22.4

Operating Income	5.2	0.4	6.3
Other income (expense)	(0.1)	0.1	0.5

Earnings before income tax expense and cumulative effect of accounting change	5.1	0.5	6.8
Income tax expense	2.1	0.2	2.7

Earnings before cumulative effect of accounting change	3.0	0.3	4.1
Cumulative effect of accounting change	—	—	(0.1)

Net earnings	3.0%	0.3%	4.0%

Revenues

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
	Dollars in thousands
Net store sales	$296,068	$232,146	$249,449
Net catalog and direct marketing sales	124,671	90,376	86,579
Net Internet sales	69,981	49,828	60,044
Net wholesale sales	17,507	10,893	9,426

Total Net Sales	508,227	383,243	405,498
Delivery	14,090	11,992	13,521
List rental and licensing	977	985	1,704

Total Revenues	$523,294	$396,220	$420,723

Year Ended January 31, 2003 (Fiscal 2002), Compared to Year Ended January 31, 2002 (Fiscal 2001)

Revenues

        Total net sales for fiscal 2002 increased $125.0 million, or 32.6%, from the prior fiscal year. Returns and allowances for fiscal 2002 represented 11.8% of sales, as compared to 11.9% for fiscal 2001. The increase in total net sales was attributable primarily to increases in net sales from stores of $63.9 million; from catalog and direct marketing of $34.3 million; from Internet operations of $20.2 million; and from wholesale of $6.6 million.

        The increase in total revenues for fiscal 2002 as compared to fiscal 2001 was due primarily to the popularity of our Sharper Image Design and Sharper Image branded products, which continues to be a key factor in the increases in net sales in all selling channels. Sharper Image Design and Sharper Image branded products accounted for approximately 76% of total revenues in fiscal 2002 compared with approximately 70% in fiscal 2001. We believe that the continued development and introduction of new and popular products is a key strategic objective and important to our future success. Contributing to the increase in total net sales was a comparable store sales increase of 13.6% over fiscal 2001 and the opening of 18 net new stores during fiscal 2002. We also believe that the increased investment in our advertising initiatives in fiscal 2002 and 2001, including the significant increase in television infomercial advertising and single product mailers highlighting primarily selected Sharper Image Design and Sharper Image branded products, contributed to the higher revenues in all selling channels. We believe that fiscal 2001 revenues were adversely affected by the onset of the economic recession, the events of September 11, 2001, and subsequent anthrax scare, and a faster-than-expected end to the Razor Scooter fad which drove exceptional sales volumes in fiscal 2000.

        Net store sales for fiscal 2002 increased $63.9 million, or 27.5%, while comparable store sales increased by 13.6% from fiscal 2001. The increase in net store sales was attributable primarily to the opening of 20 new stores during fiscal 2002, the increased sales of Sharper Image Design and Sharper Image branded products, the 13.6% increase in comparable store sales, and the increased television infomercial and single product mailer advertising, partially offset by the closing of two stores at lease maturity. The opening of 18 net new stores resulted in an incremental increase to net store sales of $22.9 million from the prior fiscal year. Average net sales per square foot for fiscal 2002 increased to $627 from $578 in fiscal 2001. Average net sales per square foot is calculated by averaging over all stores the amount of each store's net sales divided by that store's square footage under lease.

        Total store transactions for fiscal 2002 increased 16.0% and average revenue per transaction increased 8.5%, compared with fiscal 2001. The increase in average revenue per transaction was attributable primarily to the overall product mix offered, multimedia advertising strategies, including infomercial advertising which highlighted products with retail prices higher than our average in the prior year, and the increased sales of Sharper Image Design and Sharper Image branded products, particularly our air purification products. Average revenue per transaction is calculated by dividing the amount of gross sales, exclusive of delivery revenue and sales taxes, per channel by the gross number of transactions in that channel.

        Comparable store sales is not a measure that has been defined under generally accepted accounting principles. We define comparable store sales as sales from stores where selling square feet did not change by more than 15% in the previous 12 months and which have been open for at least 12 months. A store opened on or prior to the 15th of a month is treated as open for the entire month. Stores generally become comparable once they have 24 months of comparable sales for our annual calculation. We believe that comparable store sales, which excludes the effect of a change in the number of stores open, provides a more useful measure of the performance of our store sales channel than does the absolute change in aggregate net store sales.

        Net catalog and direct marketing sales for fiscal 2002, including sales generated from catalog mailings, single product mailers, print advertising and television infomercials, increased $34.3 million, or 37.9% from fiscal 2001. This increase was due primarily to a 44.4% increase in television infomercial advertising expense, a 264.6% increase in single product mailers circulated, a 10.9% increase in Sharper Image catalogs circulated and a 20.8% increase in Sharper Image catalog pages circulated. The increase in net catalog and direct marketing sales for fiscal 2002 reflects a 21.8% increase in transactions and an increase of 14.5% in average revenue per transaction, compared to fiscal 2001.

        For fiscal 2002 and 2001, 28.3% and 27.9% of the net catalog and direct marketing sales were generated from television infomercial direct sales. We intend to continue our aggressive multimedia advertising programs during fiscal 2003 to attract new customers, while achieving a favorable return on advertising investment. Our goal is to achieve direct response sales resulting in near breakeven results on all direct marketing advertising initiatives. We continually review our advertising initiatives, including the pages and number of catalogs and single product mailers circulated, and the amount of and return on investment from television infomercial advertising, in our efforts to improve revenues from catalog and direct marketing advertising.

        Net Internet sales from our sharperimage.com Web site, which includes the Sharper Image auction site, in fiscal 2002 increased $20.2 million, or 40.4%, from fiscal 2001. This increase was attributable primarily to a 47.0% increase in Internet advertising, a 24.4% increase in Internet transactions and a 14.2% increase in average revenue per transaction. Excluding auction sales for this period, net Internet sales increased 53.4%, transactions increased 34.4% and average revenue per transaction increased 15.8%. We believe the decrease in auction sales for fiscal 2002 compared to fiscal 2001 was attributable primarily to our decision to raise minimum bid prices during late fiscal 2001 and to reduce the number of products offered on our auction site, which resulted in an improved gross margin rate from auctions. We continue to utilize the auction site to increase our Internet business, broaden our customer base and manage inventories, including closeouts, repackaged and reconditioned items.

        During fiscal 2002, we continued to refine and update our Web site in order to improve our customers' shopping experience. We expanded several gift guide categories, which arrange products by price or type, refined our product search inquiry and included a new category for our outlet merchandise.

        Net wholesale sales for fiscal 2002 increased $6.6 million, or 60.7%, compared to fiscal 2001. The increase is attributable primarily to a wholesale marketing arrangement we tested with Circuit City Stores. The arrangement with Circuit City Stores initially allowed for the showcase and testing of a select assortment of Sharper Image Design and Sharper Image branded products on large dedicated fixtures in over 600 Circuit City Superstores. We will continue to evaluate this wholesale marketing arrangement in fiscal 2003.

Cost of Products

        Cost of products for fiscal 2002 increased $40.5 million, or 21.4%, from fiscal 2001. This increase is due primarily to the higher sales volume, partially offset by the lower relative cost of products for our Sharper Image Design and Sharper Image branded products. The gross margin rate for fiscal 2002 was 56.0%, 4.0 percentage points higher than the fiscal 2001 rate of 52.0%. This increase was due primarily to increased sales of Sharper Image Design and Sharper Image branded products, which generally carry higher margins than third party branded products. Sharper Image Design and Sharper Image branded products as a percentage of total revenues increased to approximately 76% for fiscal 2002, as compared to approximately 70% for fiscal 2001.

        We believe that our gross margin for fiscal 2002 was negatively affected by the labor dispute between the Pacific Maritime Association, or PMA, and the International Longshore and Warehouse Union, or ILWU, whose members are primarily responsible for the removal of cargo from container loaded shipping vessels in West Coast U.S. ports. In response to the 10-day lockout by the PMA in October 2002 and drop in productivity during the subsequent months, we increased usage of airfreight transportation, which adversely affected our gross margins for the third and to a greater extent the fourth quarters of fiscal 2002.

        Our gross margin rate fluctuates with changes in our merchandise mix, primarily Sharper Image Design and Sharper Image branded products, which changes as we make new items available in various categories or introduce new proprietary products. The variation in merchandise mix from category to category from year to year is characteristic of our sales results being driven by individual products rather than by general product lines. Additionally, the auction sites and other selected promotional activities, such as free shipping offers, in part, tend to offset the rate of increase in our gross margin rate. Our gross margins may not be comparable to those of other retailers, since some retailers include the costs related to their distribution network in cost of products while we, and other retailers, exclude them from gross margin and include them instead in general, selling and administrative expenses. We cannot accurately predict future gross margin rates, although our goal is to continue to increase sales of Sharper Image Design and Sharper Image branded products to capitalize on the higher margins realized on these products.

Buying and Occupancy

        Buying and occupancy costs for fiscal 2002 increased $8.3 million, or 20.8%, from fiscal 2001. This increase reflects a full year of occupancy costs for the 14 new stores opened in fiscal 2001, the occupancy costs associated with the 20 new stores opened in fiscal 2002 and rent increases for some existing store locations, partially offset by two stores closed at lease maturity during fiscal 2002. Buying and occupancy costs as a percentage of total revenues decreased to 9.2% in fiscal 2002 from 10.1% for fiscal 2001. In fiscal 2002, we opened a total of 20 new stores, exceeding our goal of a 10% - 15% increase in the number of stores opened on an annual basis. Our goal is to grow new stores by 15% - 20% in fiscal 2003, but we cannot assure you we will achieve this goal.

Advertising

        Advertising expenses for fiscal 2002 increased $28.9 million, or 42.2%, from fiscal 2001. The increase in advertising expense was attributable primarily to a 44.4% increase in television infomercial advertising expense, a 264.6% increase in the number of single product mailers circulated, a 20.8% increase in the number of Sharper Image catalogs pages circulated and a 10.9% increase in the number of Sharper Image catalogs circulated. During fiscal 2002, we continued our other multimedia advertising initiatives, which included radio, television and print advertising, among others. Although we believe they contributed to the increase in sales in the stores, catalog and direct marketing and Internet channels, there can be no assurance of the continued success of these advertising initiatives. The higher cost of postage on various direct marketing mailers, including the catalog and single product mailers, contributed to advertising expense increases although these increases were partially offset by the savings from lower paper costs during fiscal 2002.

        During fiscal 2002, we increased the circulation of our single product mailer, which highlights our most popular Sharper Image Design products. We believe that the single product mailer will continue to extend our brand name by prospecting to future Sharper Image customers at a reduced cost in comparison to mailing a Sharper Image catalog. We also increased our television media spending on infomercials highlighting selected Sharper Image Design and Sharper Image branded products and expanded our multimedia advertising initiatives of direct marketing, television and radio.

        Advertising expenses as a percentage of total revenues increased to 18.6% in fiscal 2002 from 17.3% in fiscal 2001. Although there is a declining marginal benefit obtained by increasing advertising expenditures, we monitor the effectiveness of our advertising in order to achieve a reasonable return on our investment in advertising.

        We believe that expansion of our advertising initiatives contributed to the sales increases for fiscal 2002 and will continue to be an important factor in our future revenue growth. As a result, we expect advertising expenses to be higher in fiscal 2003 than in fiscal 2002.

General, Selling and Administrative

        General, selling and administrative, or GS&A, expenses for fiscal 2002 increased $24.1 million, or 25.0%, from fiscal 2001. Contributing to this increase was an increase of $5.4 million due primarily to variable expenses from increased net sales and selling expenses related to the 20 new stores opened during fiscal 2002, and a full year of selling expenses related to the 14 stores opened in fiscal 2001, partially offset by the reduced selling expenses of two stores closed at lease maturity during fiscal 2002. Also contributing to the increase were increases of $3.3 million for distribution shipping costs incurred for product delivery to our stores (which primarily reflects additional airfreight costs incurred in connection with the West Coast port strike), $2.5 million related to technological system enhancements made in our operational areas and $1.1 million due to increases in health benefits and company-wide insurance premiums.

        GS&A expenses for fiscal 2002 decreased as a percentage of total revenues to 23.0% from 24.4% in fiscal 2001. The decline in the GS&A percentage is the result of our continual review of GS&A expenses and infrastructure combined with better leverage of fixed costs on an expanding sales base.

Other Income and Expense

        The decrease in interest income is due to a reduction in the interest rate earned on invested balances. The decrease in other expense relates to the reduction in loss on the disposal of assets.

Income Taxes

        The effective tax rate was 41% for fiscal 2002, compared to 40% for fiscal 2001. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, all expected future events then known to us are considered, other than changes in the tax law or rates.

Year Ended January 31, 2002 (Fiscal 2001), Compared to Year Ended January 31, 2001 (Fiscal 2000)

Revenues

        Total net sales for fiscal 2001 decreased $22.3 million, or 5.5%, from fiscal 2000. Returns and allowances represented 11.9% of sales for fiscal 2001, compared to 9.9% for fiscal 2000. The difference in the returns rate is primarily due to the increased volume of Razor Scooters sold in fiscal 2000, which had a lower than normal returns rate. The decrease in net sales was attributable to decreases in net sales from stores of $17.3 million and Internet operations of $10.2 million, partially offset by an increase in catalog and direct marketing net sales of $3.8 million. Excluding sales of Razor Scooters, total net sales for fiscal 2001 increased 12.9% compared to fiscal 2000. We believe that excluding Razor Scooter sales for comparative purposes provides a useful measure of the performance of our three sales channels because of the relatively short-lived Razor Scooter sales phenomenon. Total net sales for fiscal 2000 reflect a $413,000 decrease in net sales recognized and an equivalent increase in deferred revenue resulting from our adoption of SAB 101, "Revenue Recognition in Financial Statements," in the first quarter of fiscal 2000. Prior to adopting SAB 101, we recognized direct marketing revenues when products were shipped to the customer. Under SAB 101, revenue is deferred until receipt of the products by the customer.

        The decrease in total net sales was due primarily to weak consumer spending during most of fiscal 2001, the general economic slowdown, the events of September 11, 2001, and the subsequent anthrax scare, and the exceptional sales volume we experienced in fiscal 2000 related to the Razor Scooters. Total net sales from the Razor Scooter decreased to $4.7 million in fiscal 2001 compared to $70.0 million in fiscal 2000, and we do not anticipate sales of Razor Scooters will be material in future periods. The decrease in total net sales was partially offset by the strong sales volume experienced during the holiday season, the 14 new and four temporary stores opened, increased multimedia advertising spending and the increase in gross margin rate attributable to the continued popularity of Sharper Image Design and Sharper Image branded products, which increased to approximately 70% of net sales in fiscal 2001 from approximately 64% in fiscal 2000.

        Net store sales for fiscal 2001 decreased $17.3 million, or 6.9%, and comparable store sales decreased 16.0% from fiscal 2000. The decrease in net store sales was due primarily to the exceptional sales volume experienced in fiscal 2000 relating to the Razor Scooters and the closure of two stores at lease maturity. Net store sales from Razor Scooter products decreased to $3.0 million in fiscal 2001 compared to $48.1 million in fiscal 2000. Also contributing to the decrease in net store sales for fiscal 2001 was a 4.2% decrease in total store transactions as compared with the same prior year period. Average revenue per transaction for net store sales in this period decreased by 1.2%. The decrease in net store sales during most of fiscal 2001 was partially offset by the strong sales volume experienced during the holiday season, the 14 new and four temporary stores opened during fiscal 2001 and the full year of sales of nine new stores opened in fiscal 2000. The 14 new and four temporary stores, partially offset by the two store closures in fiscal 2001, resulted in an incremental increase to net store sales of $13.6 million from the prior fiscal year. Net store sales and comparable store sales for fiscal 2001, excluding sales of Razor Scooters, increased 13.8% and 2.0%, respectively, compared to fiscal 2000.

        Net catalog and direct marketing sales, which includes sales generated from catalog mailings, single product mailers, print advertising and television infomercials, for fiscal 2001 increased $3.8 million, or 4.4%, from fiscal 2000. The net sales increase from these catalog and direct marketing activities was due primarily to an increase of 12.7% in the number of Sharper Image catalogs circulated, an increase of 7.9% in pages circulated and an increase of 107.6% in television infomercial advertising expense highlighting selected Sharper Image Design and Sharper Image branded products and an 80.6% increase in single product mailers circulated. We believe the productivity of several catalogs was negatively affected by the interruption in mail service and the closure of several post office operations because of the anthrax scare following the events of September 11, 2001, which resulted in the catalogs being delayed or not reaching their original destination. The increase in net catalog and direct marketing sales for fiscal 2001 represents an increase of 18.3% in average revenue per transaction offset by a 13.5% decrease in transactions, compared to the prior year. The increase in average revenue per transaction was due to increased sales from our multimedia advertising strategies, including infomercial advertising, which highlighted products with retail prices, which are higher than our average. Net catalog and direct marketing sales from Razor Scooter products decreased to $916,000 in fiscal 2001 compared to $14.1 million in fiscal 2000. Net catalog and direct marketing sales excluding Razor Scooter sales for fiscal 2001 increased by 23.5% over the same period in the prior year. For fiscal 2001, 27.9% of the net catalog and direct marketing sales were generated from television infomercial direct sales, compared to 15.4% for fiscal 2000.

        Our fiscal 2001 net Internet sales, which include our auction sales, decreased $10.2 million, or 17.0%, from fiscal 2000. The fiscal 2001 decrease in net Internet sales was due primarily to the targeted decrease in auction sales and the significant Razor Scooter sales experienced in fiscal 2000. Net Internet sales from Razor Scooter products decreased to $737,000 in fiscal 2001 compared to $7.8 million in fiscal 2000. The decrease in net Internet sales reflected a decrease of 30.1% in transactions partially offset by an 18.2% increase in average revenue per transaction. Excluding auction sales, net Internet sales decreased 2.8% for fiscal 2001, transactions decreased 8.8% and average revenue per transaction increased 6.8% for fiscal 2001. Excluding auction and Razor Scooter sales, net Internet sales for fiscal 2001 increased 15.7% over the prior year period.

        Net wholesale sales for fiscal year 2001 increased $1.5 million, or 15.6%, compared to fiscal 2000, primarily due to testing of new programs during fiscal 2001.

Cost of Products

        Cost of products for fiscal 2001 decreased $23.2 million, or 10.9%, from fiscal 2000. The decrease in cost of products is due to the lower sales volume for our total business, and to the increased percentage of sales of Sharper Image Design and Sharper Image branded products, which generally carry higher margins than our third party branded products. The gross margin rate for fiscal 2001 was 52.0%, which represents a 2.8 percentage point increase over the fiscal 2000 rate of 49.2%. Sharper Image Design and Sharper Image branded products as a percentage of total revenues, exclusive of wholesale, increased to approximately 70% in fiscal 2001 as compared to approximately 64% in fiscal 2000.

Buying and Occupancy

        Buying and occupancy costs for fiscal 2001 increased $7.4 million, or 22.8%, from fiscal 2000. The increase primarily reflects a full year of occupancy costs for nine new stores opened in fiscal 2000, the occupancy costs associated with the 14 new stores and four temporary stores opened in fiscal 2001 and rent increases for some existing store locations, partially offset by the two stores that closed during fiscal 2001. The increase also reflects higher rent expense related to our corporate headquarters office space beginning in fiscal 2001. Buying and occupancy costs as a percentage of total revenues increased from 7.7% in fiscal 2000 to 10.1% in fiscal 2001.

Advertising

        Advertising expenses for fiscal 2001 increased $13.8 million, or 25.3%, from fiscal 2000. The increase in advertising expenses was primarily attributable to a 12.7% increase in the number of Sharper Image catalogs mailed, a 7.9% increase in catalog pages circulated and an increase of 107.6% in television infomercial advertising expense. The increase also included higher postage costs for catalogs mailed during fiscal 2001. Additionally, we continued our other multimedia advertising initiatives, which included radio advertising and single product mailers, among others. Although we believe these advertising initiatives contributed to sales in the stores, catalog and Internet channels, there can be no assurance of the continued success of these advertising initiatives. Advertising expenses as a percentage of total revenues increased from 13.0% in fiscal 2000 to 17.3% in fiscal 2001.

General, Selling and Administrative

        General, selling and administrative expenses for fiscal 2001 increased $2.3 million, or 2.5%, from fiscal 2000. An increase of $2.3 million in GS&A expenses for fiscal 2001 from fiscal 2000 was attributable to increases in overall selling expenses related to the opening of 14 new stores and four temporary stores during fiscal 2001, and a full year of selling expenses related to the nine stores opened in fiscal 2000, partially offset by the reduced selling expenses of two stores closed at lease maturity during fiscal 2001. Also contributing to the increase in GS&A expenses were increases of $1.7 million due to technological system enhancements made in our operational areas, which generally have a short useful life, and $300,000 due to our continued development of Sharper Image Design products. The increase was also partially due to compensation and benefit expenses associated with attracting and retaining key employees. Partially offsetting the increase in GS&A expenses were cost savings achieved during fiscal 2001. These cost savings benefits were achieved as a result of our continual review of our GS&A expenses and infrastructure.

        GS&A expenses for fiscal 2001 increased as a percentage of total revenues to 24.4% from 22.4% in fiscal 2000. The increase is reflective of the lower sales volume experienced in fiscal 2001 due to weak consumer spending, the events of September 11, 2001, and the general economic slowdown. We believed that these events were temporary and retained the necessary operational infrastructure, which resulted in higher GS&A as a percentage of net sales for fiscal 2001.

Other Income and Expense

        The decrease in interest income of $2.0 million from fiscal 2001 as compared to fiscal 2000 was primarily due to the decrease in interest income earned on lower investment balances and the reduction in interest rates on invested balances.

Income Taxes

        The effective tax rate was 40% for fiscal 2002 and fiscal 2001. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, all expected future events then known to us are considered, other than changes in the tax law or rates.

Seasonality

        Our business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the holiday shopping season. The secondary peak period for us is the gift-giving for Father's Day and graduations. A substantial portion of our total revenues and all or most of our net earnings occur in the fourth quarter ending January 31. We generally experience lower revenues and earnings during the other quarters and, as is typical in the retail industry, have incurred and may continue to incur losses in these quarters.

Liquidity and Capital Resources

        We met our short-term liquidity needs and our capital requirements during fiscal 2002 with cash generated by operations, borrowings under our credit facility and existing cash balances.

        Net cash provided by operating activities totaled $37.0 million for fiscal 2002, as compared to $9.2 million for fiscal 2001. The improvement in net cash provided by operating activities of $27.8 million is due primarily to the increase in the net earnings, the timing of vendor and tax payments and the increase in depreciation and amortization expense. The improvement was partially offset by increased merchandise inventory levels required as a result of the 20 new stores opened during fiscal 2002. The improvement was also partially offset by the increase in accounts receivable balances due to the increases in our corporate incentive and installment plan sales and timing of collection from our third party credit card processor.

        Net cash used in investing activities, primarily capital expenditures for new stores, technological enhancements, and tooling costs for Sharper Image Design products totaled $23.2 million in fiscal 2002 compared to $20.3 million in fiscal 2001. In fiscal 2002, we opened 20 new stores and closed two stores at lease maturity.

        Net cash provided by financing activities totaled $1.4 million during fiscal 2002, which was the result of $3.6 million in proceeds from the issuance of common stock in connection with our stock option plan and $19.0 million borrowed under our credit facility, partially offset by $2.2 million related to the payoff of our mortgage loan and the $19.0 million repayment on our credit facility.

        The table below presents our significant commercial credit facilities and their associated expiration dates:

Maximum Amount of Commitment Expiration Per Period

	Less than 1 Year	1-3 Years	Total Amount Committed
	($ in millions)
Revolving Credit Facility Oct. 1—Dec. 31*	—	$33.0	$33.0
Term Loans for Capital Expenditures	—	2.0	2.0

Total Commercial Commitment	—	$35.0	$35.0

*
This represents the maximum commitment under the revolving credit facility. It includes limits of $15.0 million for documentary letters of credit and $5.0 million for standby letters of credit.

        We have a credit facility with an expiration date of September 2004. The credit facility allows us revolving borrowings and letters of credit up to a maximum of $33 million for the period from October 1 through December 31 and $20 million for other times of the year, in each case based on inventory levels. The credit facility is secured by our inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate plus a margin of 0% to 0.5% or at LIBOR plus a margin of 1.5% to 2.25%, which margins are based on our financial performance. The credit facility limited our capital expenditures to $24.0 million for fiscal 2002, with the ability to carry forward half of any unused portion to the following year and requires us to maintain an interest coverage ratio of not less than 2.5. The credit facility also contains certain financial covenants pertaining to net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. The highest amount of direct borrowing under the revolving loan credit facility during fiscal 2002 was $8.9 million, which was repaid by November 25, 2002. At January 31, 2003, we had no amounts outstanding under our credit facility and letter of credit commitments outstanding under the credit facility were $2.1 million.

        In addition, the credit facility provides for term loans up to $2.0 million for capital expenditures. Amounts borrowed under the term loans bear interest at either the prime rate plus a margin of 0.5% to 1.0% or at LIBOR plus a margin of 2.5% to 3.0%, which margins are based on our financial performance. Each term loan is to be repaid in 36 equal monthly principal installments. As of January 31, 2003, there were no outstanding term loans on this facility.

        In January 2003, we paid off the $2.2 million mortgage loan which was collateralized by our Little Rock, Arkansas, distribution center. This loan reflected a fixed interest rate of 8.40%, provided for monthly payments of principal and interest in the amount of $29,367 and was scheduled to mature in January 2011.

        The table below presents our significant contractual cash obligations at the end of fiscal 2002.

Contractual Obligations	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
	($ in millions)
Revolving Credit Facility
Letters of Credit	$2.1	—	—	—	$2.1
Operating Leases	27.2	$48.1	$35.3	$63.1	173.7

Total Contractual Cash Obligations	$29.3	$48.1	$35.3	$63.1	$175.8

        We do not enter into any long-term purchase agreements with our vendors or third-party manufacturers.

        For fiscal 2003, we plan to continue our accelerated new store unit growth goal with a 15% to 20% increase target in the number of stores on an annual basis and to remodel five to 10 of our existing store locations. We believe that our total capital expenditures for fiscal 2003 will be approximately $25 million to $30 million.

        We believe we will be able to fund our cash needs for fiscal 2003 and fiscal 2004 through existing cash balances, cash generated from operations and our credit facility.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which became effective for the Company on February 1, 2002. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company adopted SFAS No. 144 in the first quarter of fiscal 2002. The initial adoption of SFAS No. 144 did not have a significant impact on the Company's reporting for impairment or disposals of long-lived assets.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company has adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for our fiscal year ended January 31, 2003. The interim disclosure provisions are effective for the first quarter of the fiscal year ending January 31, 2004. We continue to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any impact on the Company's financial results.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and the initial recognition and measurement requirements are effective prospectively for guarantees issued or modified after December 31, 2002. The initial adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." Issue No. 02-16 addresses the timing of recognition and classification of consideration received from vendors, including rebates and allowances. Issue No. 02-16 is effective for certain of our vendor rebates and allowances commencing in November 2002 and others in January 2003. The adoption of Issue No. 02-16 did not have a material impact on our financial statements.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Estimates and assumptions include, but are not limited to, the carrying value of inventory, fixed asset lives, deferred cost recovery period, income taxes and contingencies and litigation. We base our estimates on analyses of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe that the following represent our more critical estimates and assumptions used in the preparation of our financial statements.

        Revenue recognition—We recognize revenue at the point of sale at our retail stores and at the time of customer receipt for our catalog and direct marketing sales, including the Internet. We recognize revenue for sales made on a wholesale basis to resellers when the products are shipped, which is the time title passes to the purchaser. We record estimated reductions to revenue for customer returns based on our historical return rate. Revenues are recorded net of sale discounts and other rebates and incentives offered to customers. Deferred revenue represents merchandise certificates, gift cards and rewards cards outstanding and merchandise still in the delivery process at the end of the fiscal period.

        Merchandise inventories—We write down inventory for estimated obsolescence on unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

        Allowance for doubtful accounts—Accounts receivable include amounts due from credit card issuers, corporate marketing incentive customers, wholesale customers, installment plan customers for purchases of a limited number of products, merchandise vendors and landlords from whom we expect to receive amounts due. We record an allowance for credit losses based on estimates of customers' ability to pay. If the financial condition of our customers was to deteriorate, additional allowances may be required.

        Store closure reserves—We record reserves for closed stores based on future lease commitments, anticipated future subleases of properties and current risk-free interest rates. If interest rates or the real estate leasing markets change, additional reserves may be required.

        Other accounting estimates inherent in the preparation of our financial statements include depreciable lives of long-lived assets, long-lived asset impairment and estimates associated with our evaluation of the recoverability of deferred tax assets as well as those used in the determination of liabilities related to litigation, product liability and taxation. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions and product mix. We constantly re-evaluate these significant factors and make adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

        As discussed in the notes to the financial statements, we are involved in litigation incidental to our business, the disposition of which is expected to have no material effect on our financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions related to these proceedings. We accrue our best estimates of the probable cost for the resolution of legal claims. Such estimates are developed in consultation with outside counsel handling these matters and are based upon a combination of litigation and settlement strategies. To the extent additional information arises or our strategies change, it is possible that our best estimates of our probable liability in these matters may change.

Quantitative and qualitative disclosure about market risk

        We are exposed to market risks, which include changes in interest rates and, to a lesser extent, foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

        The interest payable on our credit facility is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt increased 0.425% (10% from the bank's reference rate) as of January 31, 2003, our results from operations and cash flows would not have been materially affected. In addition, we have fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. We do not use derivative financial instruments in our investment portfolio.

        We enter into a significant amount of purchase obligations outside of the United States, which are settled in U.S. dollars and, therefore, have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks and believe that foreign currency exchange risk is immaterial.

Uncertainties and risks

        This discussion and analysis should be read in conjunction with our financial statements and notes included in this report. This discussion contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in these forward-looking statements. These risks and uncertainties include, without limitation, risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by us, the success of our advertising and merchandising strategy, availability of products, and other factors detailed from time to time in our annual and other reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We undertake no obligations to publicly release any revisions to these forward-looking statements or reflect events or circumstances after the date of this report.

Statements of Operations

Sharper Image Corporation

	Fiscal Year Ended January 31,
	2003 (Fiscal 2002)	2002 (Fiscal 2001)	2001 (Fiscal 2000)
		As Restated (See Note L)
	Dollars in thousands, except per share amounts
Revenues:
Net sales	$508,227	$383,243	$405,498
Delivery	14,090	11,992	13,521
List rental and licensing	977	985	1,704

	523,294	396,220	420,723

Costs and Expenses:
Cost of products	230,044	189,551	212,733
Buying and occupancy	48,185	39,901	32,481
Advertising	97,360	68,479	54,634
General, selling and administrative	120,556	96,464	94,150

	496,145	394,395	393,998

Other Income and Expense:
Interest income	367	702	2,613
Interest expense	(465)	(355)	(330)
Other income	1	99	30
Other expense	(96)	(393)	(299)

	(193)	53	2,014

Earnings before income tax expense and cumulative effect of accounting change	26,956	1,878	28,739
Income tax expense	11,049	751	11,496

Earnings before cumulative effect of accounting change	15,907	1,127	17,243
Cumulative effect of accounting change, net of tax	—	—	(265)

Net earnings	$15,907	$1,127	$16,978

Basic earnings per common equivalent share:
Before cumulative effect of accounting change	$1.29	$0.09	$1.43
Cumulative effect of accounting change	—	—	(0.02)

Basic earnings per common equivalent share	$1.29	$0.09	$1.41

Diluted earnings per common equivalent share:
Before cumulative effect of accounting change	$1.21	$0.09	$1.36
Cumulative effect of accounting change	—	—	(0.02)

Diluted earnings per common equivalent share	$1.21	$0.09	$1.34

Weighted average shares used in the computation of earnings per common equivalent share:
Basic	12,327,157	11,904,562	12,036,569

Diluted	13,182,050	12,302,852	12,659,265

See Notes to Financial Statements.

Balance Sheets

Sharper Image Corporation

	January 31,
	2003	2002
	(Fiscal 2002)	(Fiscal 2001)
		As Restated (See Note L)
	Dollars in thousands, except per share amounts
Assets
Current Assets:
Cash and equivalents	$55,633	$40,417
Accounts receivable, net of allowance for doubtful accounts of $967 and $1,082	12,597	8,098
Merchandise inventories	74,756	50,681
Prepaid catalog costs	1,869	3,844
Prepaid expenses, deferred taxes and other	13,658	10,648

Total Current Assets	158,513	113,688
Property and Equipment, Net	52,165	44,516
Deferred Taxes and Other Assets	3,749	4,318

Total Assets	$214,427	$162,522

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$26,597	$16,511
Accrued expenses	14,996	13,334
Accrued compensation	8,614	5,919
Reserve for refunds	12,498	6,009
Deferred revenue	19,113	18,232
Income taxes payable	6,472	381
Current portion of notes payable	—	174

Total Current Liabilities	88,290	60,560
Notes Payable	—	2,033
Other Liabilities	8,753	5,826
Commitments and Contingencies	—	—

Total Liabilities	97,043	68,419

Stockholders' Equity
Preferred stock, $0.01 par value:
Authorized, 3,000,000 shares: Issued and outstanding, none	—	—
Common stock, $0.01 par value:
Authorized, 25,000,000 shares: Issued and outstanding, 12,638,952 and 11,970,684	126	120
Additional paid-in capital	49,950	42,582
Retained earnings	67,308	51,401

Total Stockholders' Equity	117,384	94,103

Total Liabilities and Stockholders' Equity	$214,427	$162,522

See Notes to Financial Statements.

Statements of Stockholders' Equity

Sharper Image Corporation

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
	Dollars in thousands
Balance at February 1, 2000	12,016,827	$120	$43,707	$33,296	$77,123
Issuance of common stock for stock options exercised (including income tax benefit)	71,084	1	659		660
Repurchase of common stock	(126,000)	(1)	(1,669)		(1,670)
Net earnings (as restated, see note L)				16,978	16,978

Balance at January 31, 2001 (as restated, see note L)	11,961,911	120	42,697	50,274	93,091
Issuance of common stock for stock options exercised (including income tax benefit)	108,773	1	872		873
Repurchase of common stock	(100,000)	(1)	(987)		(988)
Net earnings (as restated, see note L)				1,127	1,127

Balance at January 31, 2002 (as restated, see note L)	11,970,684	120	42,582	51,401	94,103
Issuance of common stock for stock options exercised (including income tax benefit)	668,268	6	7,368		7,374
Net earnings				15,907	15,907

Balance at January 31, 2003	12,638,952	$126	$49,950	$67,308	$117,384

See Notes to Financial Statements.

Statements of Cash Flows

Sharper Image Corporation

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
		As Restated (see Note L)
	Dollars in thousands
Cash was Provided by (Used for) Operating Activities:
Net earnings	$15,907	$1,127	$16,978
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	15,456	11,560	7,630
Tax benefit from stock option exercises	3,733	209	375
Deferred rent expenses and landlord allowances	279	332	(185)
Deferred income taxes	(2,331)	(123)	1,191
Loss on sale or disposal of equipment	94	395	299
Change in operating assets and liabilities:
Accounts receivable	(4,499)	1,624	(1,840)
Merchandise inventories	(24,075)	11,905	(22,934)
Prepaid catalog costs, prepaid expenses and other	2,577	(24)	(4,686)
Accounts payable, accrued expenses and reserve for refunds	20,932	(13,242)	12,041
Deferred revenue and other liabilities	8,908	(4,609)	8,540

Cash Provided by Operating Activities	36,981	9,154	17,409

Cash was Provided by (Used for) Investing Activities:
Property and equipment expenditures	(23,199)	(20,284)	(19,315)
Proceeds from sale of equipment	—	11	—

Cash Used for Investing Activities	(23,199)	(20,273)	(19,315)

Cash was Provided by (Used for) Financing Activities:
Proceeds from issuance of common stock, including warrants and stock options exercised	3,641	664	285
Repurchase of common stock	—	(988)	(1,670)
Proceeds from notes payable and revolving credit facility	19,000	15,625	—
Principal payments on notes payable and revolving credit facility	(21,207)	(15,784)	(147)

Cash Provided by (Used for) Financing Activities	1,434	(483)	(1,532)

Net Increase (Decrease) in Cash and Equivalents	15,216	(11,602)	(3,438)
Cash and Equivalents at Beginning of Period	40,417	52,019	55,457

Cash and Equivalents at End of Period	$55,633	$40,417	$52,019

Supplemental Disclosure of Cash Paid for:
Interest expense	$456	$349	$362
Income taxes	$743	$8,991	$10,536

See Notes to Financial Statements.

Notes to Financial Statements

Sharper Image Corporation

Fiscal Years Ended January 31, 2003, 2002 and 2001

Note A—Summary of Significant Accounting Policies

        Sharper Image Corporation (the "Company") is a leading specialty retailer that introduces and sells quality, innovative and entertaining products. These products are sold through its retail stores, catalogs (which includes other sources of direct marketing such as single product mailers, television infomercials, radio and newspapers), and over the Internet. The Company also markets to other businesses through its corporate sales and wholesale operations.

        Accounting Estimates:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting judgments and estimates include depreciable lives of long-lived assets, long-lived asset impairment, reserves on inventory and sales return reserve.

        Revenue Recognition:    The Company recognizes revenue at the point of sale at its retail stores and at the time of customer receipt for its catalog and direct marketing sales, including the Internet. The Company recognizes revenue for sales made on a wholesale basis to resellers when the products are shipped, which is the time title passes to the purchaser. The Company records estimated reductions to revenue for customer returns based upon historical return rates. Revenues are recorded net of sale discounts and other rebates and incentives offered to customers. Sales returns and allowances totaled $68.2 million, $51.9 million and $44.3 million for the fiscal years ended January 31, 2003, 2002 and 2001, respectively. Deferred revenue represents merchandise certificates, gift cards and rewards cards outstanding and merchandise that is still in the delivery process at the end of the fiscal period.

        Cost of Products:    Cost of products includes total cost of products sold, inventory shrink, letter of credit fees, inventory write-downs, inbound freight costs, costs to refurbish products for resale, inspection costs, cost of customer accommodations and promotions and costs to deliver product to customers.

        Buying and Occupancy:    Buying and occupancy includes salaries for the Company's merchandise buyers, occupancy costs for all store locations and distribution facilities including rent, utilities, real estate taxes, common area maintenance, repairs and maintenance, depreciation on leasehold improvements and fixtures, janitorial services and waste removal.

        Advertising Costs:    Advertising costs are expensed as incurred and amounted to $60.0 million, $35.3 million and $25.4 million for the fiscal years ended January 31, 2003, 2002 and 2001, respectively.

        General, Selling and Administrative:    General, selling and administrative includes all costs related to sales associates, including payroll and benefits, all corporate personnel cost, including payroll and benefits, supplies, store signs, credit card fees, third party fees including telemarketing expenses, Internet hosting charges, telephone related to the corporate offices, toll free phone numbers for catalog and other direct marketing orders, freight charges related to delivery of product from distribution centers to stores and between distribution centers, purchasing and receiving costs, warehouse costs, corporate insurance, depreciation on corporate assets such as computers and distribution center facilities, bad debt expense, check guarantee fees and professional fees. General, selling and administrative also includes costs related to internal distribution of products, including freight charges related to delivery of products from distribution centers to stores and between distribution centers, purchasing and receiving costs, warehouse costs and depreciation on distribution center facilities. Internal distribution costs totaled $17.3 million, $13.3 million and $15. 3 million for the fiscal years ended January 31, 2003, 2002 and 2001, respectively.

        Start-Up Activities:    All start-up and preopening costs are expensed as incurred.

        Prepaid Catalog Costs:    Prepaid catalog costs represent amounts paid for postage and paper inventory to be used in the production and distribution of the Company's catalogs.

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

        Accounts Receivable:    Accounts receivable represent amounts due from credit card issuers, corporate marketing incentive customers, wholesale customers, installment plan customers for purchases of a limited number of products, merchandise vendors, and landlords from whom the Company expects to receive amounts due. Receivables from banks related to debit and credit cards are shown in accounts receivable and totaled $2.8 million and $1.4 million at January 31, 2003, and 2002, respectively. The Company records an allowance for credit losses based on estimates of customers' ability to pay. If the financial condition of the Company's customers were to deteriorate, additonal allowances may be required.

        Merchandise Inventories:    Merchandise inventories are stated at lower of cost (first-in, first-out method) or market. The Company provides a reserve for estimated obsolescence or unmarketable inventory equal to difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

        Property and Equipment:    Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to 10 years for office furniture and equipment and transportation equipment, and 40 years for buildings. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the applicable leases, which range from seven to 18 years.

        The Company designs and produces its own proprietary products for sale. External costs incurred for tooling, dies, patents and trademarks are capitalized and amortized over the estimated life of these products, which is generally two years. At January 31, 2003, and 2002, capitalized costs included in furniture, fixtures and equipment, net of related amortization, were $2.8 million and $2.6 million, respectively.

        Costs incurred in the development of the Internet Web site and enhancements to the Company's information infrastructure are capitalized once the preliminary project stage is completed, management authorizes and commits to funding a computer software project, and it is probable that the project will be completed and the software will be used to perform the function intended. At January 31, 2003, and 2002, capitalized costs included in furniture, fixtures and equipment and other capitalized costs, net of related amortization, were $5.3 million and $5.6 million, respectively. Costs incurred for training and ongoing maintenance are expensed as incurred.

        The Company reviews its long-lived assets, including identifiable intangible assets, whenever events or changes indicate the carrying amount of such assets may not be recoverable. The Company's policy is to review the recoverability of all assets, at a minimum, on an annual basis. Based on the Company's review at January 31, 2003, and 2002, no material adjustments were made to long-lived assets.

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

        Store Closure Reserves:    Prior to January 1, 2003, the Company recorded the estimated costs associated with closing a store during the period in which the store was identified and approved by management under a plan of termination, which included the method of disposition and the expected date of completion. These costs include direct costs to terminate a lease, lease rental payments net of expected sublease income, and the difference between the carrying values and estimated recoverable values of long-lived tangible and intangible assets. Severance and other employee-related costs were recorded in the period in which the closure and related severance packages were communicated to the affected employees.

        Effective with the adoption of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," on January 1, 2003 (see "New Accounting Pronouncements"), the Company recognizes a liability for costs associated with closing a store when the liability is incurred. The present value of expected future lease costs and other closure costs is recorded when the store is closed. Severance and other employee-related costs are recorded in the period in which the closure and related severance packages are communicated to the affected employees. Accretion of the discounted present value of expected future costs is recorded in operations. Store closure reserves are reviewed and adjusted periodically based on changes in estimates.

        Accounts Payable:    Accounts payable represents amounts owed to third parties at the end of the period.

        Deferred Rent:    When a lease requires fixed escalations of the minimum lease payments, rental expense is recorded on a straight-line basis and the difference between the average rental amount charged to expense and the amount payable under the lease is recorded as deferred rent. At January 31, 2003, and 2002, the balance of deferred rent was $3.6 million and $3.1 million, respectively, and is included in Other Liabilities.

        Stock-Based Compensation:    The Company has one stock-based employee compensation plan, as described in Note G. The Company accounts for stock-based employee compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation expense is recognized for employee stock options, because it is the Company's practice to grant stock options with an exercise price equal to the market price of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to all stock-based employee compensation:

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
	Dollars in thousands, except per share amounts
Net earnings, as reported	$15,907	$1,127	$16,978
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	1,685	1,199	1,188

Pro forma net earnings (loss)	$14,222	$(72)	$15,790

Basic net earnings (loss) per share:
As reported	$1.29	$0.09	$1.41
Pro forma	$1.15	$(0.01)	$1.31
Diluted net earnings (loss) per share:
As reported	$1.21	$0.09	$1.34
Pro forma	$1.08	$(0.01)	$1.25

        The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, with the following weighted average assumptions:

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
Dividend yield	—	—	—
Expected volatility	59%	37%	66%
Risk-free interest rate	1.81%	4.09%	6.24%
Expected life (years)	5	5	5

        Earnings Per Share:    Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares and dilutive common equivalent shares (stock options) outstanding during the period. The following is a reconciliation of the number of shares used in the Company's basic and diluted earnings per share computations:

	Fiscal Year January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
Basic weighted average number of shares outstanding	12,327,157	11,904,562	12,036,569
Application of treasury stock method on stock options outstanding:
Assumed options exercised due to exercise price being less than average market price net of assumed stock repurchases	854,893	398,290	622,696

Diluted weighted average number of shares outstanding	13,182,050	12,302,852	12,659,265

        The computations of diluted earnings per share in fiscal 2002, 2001 and 2000 exclude options to purchase 51,850, 303,500 and 54,600 common shares, respectively, because their exercise price exceeded the average market price for the period and thus their effect would have been anti-dilutive.

        Comprehensive Income:    Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains and losses that currently bypass the income statement and are reported directly as a separate component of equity). Comprehensive income does not differ from net earnings for the Company for the years ended January 31, 2003, 2002 and 2001.

        New Accounting Pronouncements:    In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which became effective for the Company on February 1, 2002. SFAS No. 142 specifies that goodwill and certain intangible assets will no longer be amortized but instead will be subject to periodic impairment testing. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. The Company adopted SFAS No. 144 in the first quarter of fiscal 2002. The initial adoption of SFAS No. 144 did not have a significant impact on the Company's reporting for impairment or disposals of long-lived assets.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The Company has adopted the provisions of SFAS No. 146 for restructuring activities initiated after December 31, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the Company's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for our fiscal year ended January 31, 2003. The interim disclosure provisions are effective for the first quarter of the fiscal year ending January 31, 2004. We continue to account for stock-based compensation using the intrinsic value method in accordance with the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123. As a result, the adoption of SFAS No. 148 did not have any impact on the Company's financial results.

        In November 2002, the FASB issued Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and the initial recognition and measurement requirements are effective prospectively for guarantees issued or modified after December 31, 2002. The initial adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." Issue No. 02-16 addresses the timing of recognition and classification of consideration received from vendors, including rebates and allowances. Issue No. 02-16 is effective for certain of our vendor rebates and allowances commencing in November 2002 and others in January 2003. The adoption of Issue No. 02-16 did not have a material impact on our financial statements.

        Concentrations:    The Company obtained approximately 24% and 16% of its purchases from a single supplier in the fiscal years ended January 31, 2003, and 2002.

        Reclassification:    Certain reclassifications have been made to prior years' financial statements in order to conform with the classifications of the January 31, 2003, financial statements.

Note B—Property and Equipment

        Property and equipment is summarized as follows:

	January 31,
	2003	2002
	Dollars in thousands
Leasehold improvements	$33,032	$28,645
Furniture, fixtures and equipment and other capitiliized costs	86,240	71,435
Land	53	53
Building	2,874	2,874

	122,199	103,007
Less accumulated depreciation and amortization	70,034	58,491

	$52,165	$44,516

Note C—Other Assets

        The Company has an agreement under which it will advance the premiums on a split-dollar life insurance policy for its Founder, Chairman and Chief Executive Officer. The Company has an interest in the insurance benefits equal to the amount of the premiums advanced. No premiums are expected to be advanced in the future. As of January 31, 2003, and 2002, $2.1 million and $1.9 million, respectively, are recorded as other long-term assets.

Note D—Revolving Loan and Notes Payable

        The Company has a revolving secured credit facility with The CIT Group/Business Credit Inc. (CIT) (formerly Tyco Capital) with an expiration date of September 2004. The credit facility allows the Company borrowings and letters of credit to a maximum of $33 million for the period October 1 through December 31 and up to $20 million for other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate plus a margin of 0%-0.5% or at LIBOR plus a margin of 1.5%-2.25% based on the Company's financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases.

        The highest amount of direct borrowing under the revolving loan credit facility during fiscal 2002 and 2001 was $8.9 million and $15.6 million, respectively. At January 31, 2003, and 2002, the Company had no amounts outstanding on its revolving credit facility. Letter of credit commitments outstanding under the credit facility at January 31, 2003, and 2002 were $2.1 million and $4.5 million, respectively. The weighted average interest rate incurred on the revolving secured credit facility was 4.75% and 5.5% for fiscal 2002 and 2001, respectively.

        In addition, the revolving secured credit facility provides for term loans for capital expenditures ("Term Loans") up to $2.0 million. Amounts borrowed under the Term Loans bear interest at a variable rate of either prime rate plus a margin of 0.5%-1.0% or at LIBOR plus a margin of 2.5%-3.0% based on the Company's financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. As of January 31, 2003 and 2002, there were no outstanding Term Loans on this facility.

        At January 31, 2002, notes payable included a mortgage loan collateralized by the Company's distribution center. This note bore interest at a fixed rate of 8.40%, provided for monthly payments of principal and interest in the amount of $29,367, and was scheduled to mature in January 2011. As of January 31, 2003, the Company paid the remaining balance of this note.

Note E—Income Taxes

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
	Dollars in thousands
Current:
Federal	$11,422	$746	$8,797
State	1,958	128	1,508

	13,380	874	10,305
Deferred:
Federal	(1,990)	(105)	1,017
State	(341)	(18)	174

	(2,331)	(123)	1,191

	$11,049	$751	$11,496

        The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
	Dollars in thousands
Federal tax rate	35.0%	35.0%	35.0%
State income tax, less federal benefit	6.0	6.0	6.0
Other	—	(1.0)	(1.0)

Effective tax rate	41.0%	40.0%	40.0%

        Deferred taxes result from differences in the recognition of expense for income tax and financial reporting purposes. The principal components of deferred tax assets (liabilities) are as follows:

	January 31,
	2003	2002
	Dollars in thousands
Current:
Nondeductible reserves	$11,973	$7,027
Deferred catalog costs	(1,131)	(1,465)
State taxes	(2,265)	(1,612)

Current—net	8,577	3,950

Noncurrent:
Deferred rent	1,432	1,245
Depreciation	3,135	3,173
Deductible software costs	(4,314)	(2,671)
Other—net	(967)	(165)

Noncurrent—net	(714)	1,582

Total	$7,863	$5,532

        As of January 31, 2003, and 2002, deferred tax assets were $16.5 million and $11.4 million, respectively, and total deferred tax liabilities were $8.7 million and $5.9 million, respectively.

Note F—Leases

        The Company leases retail facilities, offices and equipment under operating leases for terms expiring at various dates through 2017. Under the terms of certain of the leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The aggregate minimum annual lease payments under leases in effect at January 31, 2003, are as follows:

Fiscal year ending January 31,
Dollars in thousands
2004	$27,215
2005	24,890
2006	23,229
2007	18,485
2008	16,731
Later years	63,144

Total minimum lease commitments	$173,694

        Many of the Company's leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company has recognized the related rental expense on a straight-line basis and has recorded the difference between the expense charged to income and amounts payable under the leases as deferred rent, which is included in Other Liabilities. Total minimum rent to be received by the Company from noncancelable sublease agreements through 2005 is approximately $408,800 as of January 31, 2003, which has not been netted against the above amounts.

        Some store leases contain renewal options for periods ranging up to five years. Most leases also provide for payment of operating expenses, real estate taxes and for additional rent based on a percentage of sales.

        Rental expense for all operating leases was as follows:

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
	Dollars in thousands
Minimum rentals	$25,999	$22,941	$18,124
Percentage rentals and other charges	10,448	8,436	7,300

	$36,447	$31,377	$25,424

Note G—Stockholders' Equity

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

        Options issued to key employees and consultants will generally vest over a four- to six-year period from the date of the grant and are priced at 100% of the fair market value at the date of the grant. Options issued to non-employee Board members will be immediately exercisable, vest over one year of board service from the date of the grant and are priced at 100% of the fair market value at the date of the grant. Options generally expire 10 years from the date of grant. Any shares purchased under the option plan will be subject to repurchase by the Company at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting.

        The following table reflects the activity under these plans:

	Number of Options	Weighted Average Exercise Price
Balance at February 1, 2000	2,105,988	$6.96
Granted (weighted average fair value of $8.63)	128,600	13.82
Exercised	(71,084)	4.36
Cancelled	(20,617)	6.77

Balance at January 31, 2001	2,142,887	$7.46
Granted (weighted average fair value of $3.13)	800,350	7.96
Exercised	(86,655)	5.00
Cancelled	(82,619)	8.36

Balance at January 31, 2002	2,773,963	$7.65
Granted (weighted average fair value of $7.60)	687,650	14.41
Exercised	(665,801)	5.42
Cancelled	(100,441)	10.33

Balance at January 31, 2003	2,695,371	$9.83

Exercisable at January 31, 2001	982,430	$6.07

Exercisable at January 31, 2002	1,397,869	$6.79

Exercisable at January 31, 2003	1,272,707	$9.10

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 1.16 - $ 1.99	500	1.0	$1.88	500	$1.88
2.00 - 3.99	227,964	5.7	3.79	227,130	3.79
4.00 - 7.99	377,467	8.7	6.73	115,907	6.33
8.00 - 11.99	1,547,790	7.9	9.48	745,670	9.39
12.00 - 23.99	541,650	9.7	15.53	183,500	16.31

$ 1.16 - $23.99	2,695,371	8.2	$9.83	1,272,707	$9.10

Note H—401(k) Savings Plan

        The Company maintains a defined contribution, 401(k) Savings Plan, covering all employees who have completed one year of service with at least 1,000 hours and who are at least 21 years of age. The Company makes employer matching contributions at its discretion. Company contributions amounted to $176,000, $172,000, and $196,000 for the fiscal years ended January 31, 2003, 2002 and 2001, respectively.

Note I—Commitments and Contingencies

        The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

        In October 2002 the Company entered into an employment agreement and a Supplemental Executive Retirement Plan ("SERP") with its Chief Executive Officer. The employment agreement provides for certain severence payments in the event of termination. Under the terms of the SERP, the

Company is obligated to pay its CEO an annual retirement payment of $500,000 (subject to certain inflationary increases), which may be paid either in the form of an annuity or a lump sum payment at retirement, and to provide continued health benefits for the remainder of his life. The benefits under the SERP vest over the years and become fully vested upon a change in control.

Note J—Segment Information

        The Company classifies its business interests into three reportable segments: retail stores, catalog and direct marketing, and the Internet. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note A). The Company evaluates performance and allocates resources based on operating contribution, which excludes unallocated corporate general and administrative costs and income taxes. The Company's reportable segments are strategic business units that offer the same products and utilize common merchandising, distribution and marketing functions, as well as common information systems and corporate administration. The Company does not have intersegment sales, but the segments are managed separately because each segment has different channels for selling the products.

        Financial information for the Company's business segments is as follows:

	Fiscal Year Ended January 31,
	2003	2002	2001
	(Fiscal 2002)	(Fiscal 2001)	(Fiscal 2000)
	Dollars in thousands
Revenues
Stores	$296,068	$232,146	$249,449
Catalog and Direct Marketing	124,671	90,376	86,579
Internet	69,981	49,828	60,044
Other	32,574	23,870	24,651

Total Revenues	$523,294	$396,220	$420,723

Operating Contributions
Stores	$38,923	$24,056	$39,998
Catalog and Direct Marketing	19,628	7,610	14,745
Internet	12,031	8,833	7,460
Unallocated	(43,626)	(38,621)	(33,464)

Earnings before income tax expense and cumulative effect of accounting change	$26,956	$1,878	$28,739

Depreciation and Amortization
Stores	$6,224	$4,782	$3,717
Catalog and Direct Marketing	—	—	—
Internet	3,884	1,845	449
Unallocated	5,348	4,933	3,464

Total Depreciation and Amortization	$15,456	$11,560	$7,630

Capital Asset Expenditures
Stores	$13,983	$12,296	$6,333
Catalog and Direct Marketing	—	—	—
Internet	2,400	2,134	3,550
Unallocated	6,816	5,854	9,432

Total Capital Asset Expenditures	$23,199	$20,284	$19,315

Assets
Stores	$35,281	$27,613	$20,745
Catalog and Direct Marketing	—	—	—
Internet	3,330	4,825	4,418
Unallocated(1)	175,816	130,084	154,160

Total Assets	$214,427	$162,522	$179,323

(1)
Amounts represent assets that are utilized by more than one segment.

Note K—Quarterly Financial Information (Unaudited)

        The Company's unaudited results for the first three quarterly periods of fiscal 2002 and each of the quarterly periods in fiscal 2001 have been restated. See the related discussion in Note L.

	Three Months Ended
	April 30, 2002		July 31, 2002
Fiscal Year Ended January 31, 2003	As Previously Reported	As Restated	As Previously Reported	As Restated
	Dollars in thousands, except per share amounts
Revenues	$92,836	$94,086	$102,408	$102,408
Expenses
Cost of products	39,165	39,695	45,272	45,272
Buying and occupancy(3)	10,989	10,989	11,408	11,408
Advertising	20,193	20,193	21,137	21,137
General, selling and administrative(3)	23,013	23,040	25,674	25,656
Other income (expense)	84	84	19	19
Earnings (loss) before income tax expense (benefit)	(440)	253	(1,064)	(1,046)
Income tax expense (benefit)	(180)	104	(436)	(429)
Net earnings (loss)	$(260)	$149	$(628)	$(617)
Net earnings (loss) per share— Basic(1)	$(0.02)	$0.01	$(0.05)	$(0.05)
Diluted(2)	$(0.02)	$0.01	$(0.05)	$(0.05)
	Three Months Ended
	October 31, 2002		January 31, 2003
Fiscal Year Ended January 31, 2003	As Previously Reported	As Restated
	Dollars in thousands, except per share amounts
Revenues	$106,109	$106,109	$220,691
Expenses
Cost of products	48,218	48,218	96,859
Buying and occupancy(3)	11,813	11,813	13,975
Advertising	20,027	20,027	36,003
General, selling and administrative(3)	26,813	26,832	45,028
Other income (expense)	(73)	(73)	(223)
Earnings (loss) before income tax expense (benefit)	(835)	(854)	28,603
Income tax expense (benefit)	(342)	(350)	11,724
Net earnings (loss)	$(493)	$(504)	$16,879
Net earnings (loss) per share— Basic(1)	$(0.04)	$(0.04)	$1.34
Diluted(2)	$(0.04)	$(0.04)	$1.26

	Three Months Ended
	April 30, 2001		July 31, 2001
Fiscal Year Ended January 31, 2002	As Previously Reported	As Restated	As Previously Reported	As Restated
	Dollars in thousands, except per share amounts
Revenues	$69,759	$68,687	$82,797	$83,453
Expenses
Cost of products	33,231	32,859	39,634	39,927
Buying and occupancy(3)	8,883	8,883	9,416	9,416
Advertising	12,867	12,867	17,580	17,580
General, selling and administrative(3)	19,778	19,861	22,378	22,460
Other income (expense)	406	406	54	54
Earnings (loss) before income tax expense (benefit)	(4,594)	(5,377)	(6,157)	(5,876)
Income tax expense (benefit)	(1,838)	(2,151)	(2,463)	(2,351)
Net earnings (loss)	$(2,756)	$(3,226)	$(3,694)	$(3,525)
Net earnings (loss) per share— Basic(1)	$(0.23)	$(0.27)	$(0.31)	$(0.30)
Diluted(2)	$(0.23)	$(0.27)	$(0.31)	$(0.30)
	Three Months Ended
	October 31, 2001		January 31, 2001
Fiscal Year Ended January 31, 2002	As Previously Reported	As Restated	As Previously Reported	As Restated
	Dollars in thousands, except per share amounts
Revenues	$77,004	$75,891	$166,639	$168,189
Expenses
Cost of products	38,084	37,498	78,505	79,267
Buying and occupancy(3)	10,392	10,392	11,210	11,210
Advertising	12,667	12,667	25,365	25,365
General, selling and administrative(3)	21,868	21,895	32,234	32,248
Other income (expense)	(351)	(351)	(56)	(56)
Earnings (loss) before income tax expense (benefit)	(6,358)	(6,912)	19,269	20,043
Income tax expense (benefit)	(2,543)	(2,765)	7,708	8,018
Net earnings (loss)	$(3,815)	$(4,147)	$11,561	$12,025
Net earnings (loss) per share— Basic(1)	$(0.32)	$(0.35)	$0.97	$1.01
Diluted(2)	$(0.32)	$(0.35)	$0.92	$0.98

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

(3)
Buying and occupancy and general selling and administrative expenses for the first three quarters of fiscal 2002 and four quarters of fiscal 2001 include a reclassification of certain expenses.

Note L—Restatement

        Subsequent to the issuance of the Company's financial statements as of and for the year ended January 31, 2002, the Company's management determined that three errors existed in previously issued financial statements. First, for its sales on direct marketing shipments, revenues were adjusted to reflect the adoption of SAB 101, "Revenue Recognition in Financial Statements," in the first quarter of fiscal 2000. As such, revenues were adjusted to reflect recognition at the time of customer receipt versus time of shipment. The adoption of SAB 101 resulted in a cumulative effect adjustment of $265,000 as of February 1, 2000. Second, costs paid for package design costs, which had been capitalized and recognized over a two-year period, were corrected to be expensed as incurred. Finally, the method for calculating diluted weighted average shares oustanding in the earnings per share calculation was corrected to include the reduction in shares outstanding resulting from the anticipated repurchases of stock using proceeds of future income tax benefits associated with unexercised stock options. As a result, the accompanying financial statements have been restated from the amounts previously reported. A summary of the effects of the restatement is as follows:

	As of January 31, 2002		As of January 31, 2001
	As Previously Reported	As Restated	As Previously Reported	As Restated
	Dollars in thousands
Merchandise inventories	$50,151	$50,681	$61,959	$62,586
Property and equipment, net	44,862	44,516	36,474	36,334
Deferred revenue	16,982	18,232	12,440	13,711
Income taxes payable	807	381	10,711	10,398
Retained earnings	52,041	51,401	50,745	50,274
Total stockholders' equity	94,743	94,103	93,562	93,091
	Fiscal Year Ended January 31,
	2002		2001
	As Previously Reported	As Restated	As Previously Reported	As Restated
	Dollars in thousands, except per share amounts
Revenues	$396,199	$396,220	$421,136	$420,723
Cost of products	189,454	189,551	212,943	212,733
General, selling and administrative	96,258	96,464	94,010	94,150
Earnings before income tax and cumulative effect of accounting change	2,160	1,878	29,082	28,739
Income taxes	864	751	11,633	11,496
Earnings before cumulative effect of accounting change	1,296	1,127	17,449	17,243
Cumulative effect of accounting change, net of tax	—	—	—	(265)
Net earnings	$1,296	$1,127	$17,449	$16,978
Earnings per common share
Basic earnings per common equivalent share:
Before cumulative effect of accounting change	$0.11	$0.09	$1.45	$1.43
Cumulative effect of accounting change	—	—	—	(0.02)

Basic earnings per common equivalent share	$0.11	$0.09	$1.45	$1.41

Diluted earnings per common equivalent share:
Before cumulative effect of accounting change	$0.10	$0.09	$1.33	$1.36
Cumulative effect of accounting change	—	—	—	(0.02)

Diluted earnings per common equivalent share	$0.10	$0.09	$1.33	$1.34

Independent Auditor's Report

Board of Directors and Stockholders
Sharper Image Corporation
San Francisco, California

        We have audited the accompanying balance sheets of Sharper Image Corporation as of January 31, 2003 and 2002, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such financial statements present fairly, in all material respects, the financial position of Sharper Image Corporation as of January 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note L, the financial statements as of and for the fiscal years ended January 31, 2002 and 2001 have been restated.

San Francisco, California March 28, 2003

QuickLinks

  Exhibit 13.1
THE SHARPER IMAGE Annual Report 2002
To Our Shareholders
Statements of Operations Sharper Image Corporation
Balance Sheets Sharper Image Corporation
Statements of Stockholders' Equity Sharper Image Corporation
Statements of Cash Flows Sharper Image Corporation
Notes to Financial Statements Sharper Image Corporation
Independent Auditor's Report